UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2014

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December, 31 2013 and 2012

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

REPORT OF INDEPENDENT AUDITORS

Santiago February 27, 2014

To Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated financial statements of Embotelladora Andina S.A. and subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2013, and the consolidated statements of changes in equity and the consolidated statements of cash flows for the year then ended and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards; . this includes the design, implementation and maintenance of an internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Other matter

The Financial Statements of Embotelladora Andina S.A. and its subsidiaries for the year ended December 31, 2012 were audited by other auditors who issued their report without any observations on February 28, 2013.

Eduardo Vergara D.	PRICEWATERHOUSE COOPERS
ID:6.810.153-0

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	12.31.2013	12.31.2012
		ThCh$	ThCh$

Current Assets:
Cash and cash equivalents	5	79,976,126	55,522,255
Other financial assets	6	36,471,637	128,581
Other non-financial assets	7.1	9,695,804	18,202,838
Trade and other receivable	8	195,434,075	152,816,916
Accounts receivable from related parties	12.1	8,028,987	5,324,389
Inventories	9	125,853,991	89,319,826
Current income tax assets	10.1	3,989,697	2,879,393
Total current assets excluding assets held for sale		459,450,317	324,194,198
Non-current assets held for sale		1,133,769	2,977,969
Total Current Assets		460,584,086	327,172,167

Non-Current Assets::
Other financial assets	6	7,922,287	—
Other non-financial assets	7.2	28,796,153	26,927,090
Trade and other receivable	8	7,631,253	6,724,077
Accounts receivable from related parties	12.1	18,765	7,197
Investments under equity method of accounting	14.1	68,673,399	73,080,061
Intangible assets other than goodwill	15.1	700,606,492	464,582,273
Goodwill	15.2	115,779,067	64,792,741
Property, plant and equipment	11.1	692,949,808	576,550,725
Total Non-Current Assets		1,622,377,224	1,212,664,164
Total Assets		2,082,961,310	1,539,836,331

The accompanying notes 1 to 30 form an integral part of these financial statements

3

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

LIABILITIES AND EQUITY	NOTE	12.31.2013	12.31.2012
		ThCh$	ThCh$

LIABILITIES
Current Liabilities:
Other financial liabilities	16	106,877,255	106,248,019
Trade and other accounts payable	17	210,446,298	184,317,773
Accounts payable to related parties	12.2	43,425,287	32,727,212
Provisions	18	269,906	593,457
Income tax payable	10.2	3,679,057	1,114,810
Other non-financial liabilities	19	37,446,336	20,369,549
Total Current Liabilities		402,144,139	345,370,820

Non-Current Liabilities:
Other financial liabilities	16	605,362,059	173,880,195
Trade and other payables		1,262,043	1,930,233
Provisions	18	77,542,388	6,422,811
Deferred income tax liabilities	10.4	105,537,484	111,414,626
Post-employment benefit liabilities	13.3	8,758,111	7,037,122
Other non-financial liabilities	19	922,498	175,603
Total Non-Current Liabilities		799,384,583	300,860,590

Equity:	20
Issued capital		270,737,574	270,759,299
Treasury shares		—	(21,725)
Retained earnings		243,192,801	239,844,662
Other reserves		346,738,667	363,581,513
Equity attributable to equity holders of the parent		860,669,042	874,163,749
Non-controlling interests		20,763,546	19,441,172
Total Equity		881,432,588	893,604,921
Total Liabilities and Equity		2,082,961,310	1,539,836,331

The accompanying notes 1 to 30 form an integral part of these financial statements

4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the years ended December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2013	01.01.2012
ESTADO DE RESULTADOS	NOTE	12.31.2013	12.31.2012
		ThCh$	ThCh$
Net sales		1,521,681,335	1,172,292,817
Cost of sales		(914,817,748)	(698,955,215)
Gross Profit		606,863,587	473,337,602
Other income, by function	24	6,434,020	3,265,998
Distribution expenses		(163,022,685)	(122,818,941)
Administrative expenses		(272,556,438)	(196,355,000)
Other expenses, by function	25	(30,462,097)	(15,420,008)
Other gains	27	740,373	(2,336,215)
Finance income	26	4,973,312	2,728,059
Finance costs	26	(28,944,023)	(11,172,753)
Share of profit of investments using equity method of accounting	14.3	783,418	1,769,898
Foreign exchange differences		(7,694,834)	(4,471,031)
Loss from differences in indexed financial assets and liabilities		(3,881,145)	(1,753,801)
Net income before income taxes		113,233,488	126,773,808
Income tax expense	10.3	(22,966,264)	(38,504,636)
Net income		90,267,224	88,269,172

Net income attributable to:
Equity holders of the parent		88,982,678	87,636,961
Non-controlling interests		1,284,546	632,211
Net income		90,267,224	88,269,172

Earnings per Share, basic and diluted		Ch$	Ch$
Earnings per Series A Share	20.5	89.53	104.12
Earnings per Series B Share	20.5	98.48	114.53

The accompanying notes 1 to 30 form an integral part of these financial statements

5

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	01.01.2013	01.01.2012
	12.31.2013	12.31.2012
	ThCh$	ThCh$
Net income	90,267,224	88,269,172
Other Comprehensive Income;
Components of other comprehensive income that are not re-measured to net income for the period, before taxes
Actuarial gains (losses) from defined benefit plans	(1,411,030)	—
Components of other comprehensive income that will be re-measured to net income for the period, before taxes
Gains (losses) from exchange rate translation differences	(18,877,527)	(42,186,310)
Gains (losses) from cash flow hedging	2,961,146	—
Income tax related to components of other comprehensive income that are not re-measured to net income for the period
Income tax related to defined benefit plans	282,206	—
Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax related to exchange rate translation differences	1,096,509	1,089,225
Income tax related to cash flow hedging	(703,002)	—
Total comprehensive income	73,615,526	47,172,087
Total comprehensive income attributable to:
Equity holders of the parent	72,139,832	46,541,295
Non-controlling interests	1,475,694	630,792
Total comprehensive income	73,615,526	47,172,087

The accompanying notes 1 to 30 form an integral part of these financial statements

6

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

for the years ended December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedging reserve	Actuarial gains or losses in employee benefits	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2013	270,759,299	(21,725)	(63,555,545)	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	88,982,678	88,982,678	1,284,546	90,267,224
Other comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	—	(16,842,846)	191,148	(16,651,698)
Comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	88,982,678	72,139,832	1,475,694	73,615,526
Dividends	—	—	—	—	—	—	—	(85,634,539)	(85,634,539)	(153,320)	(85,787,859)
Decrease of Capital	(21,725)	21,725	—	—	—	—	—	—	—	—	—
Total changes in equity	(21,725)	21,725	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	3,348,139	(13,494,707)	1,322,374	(12,172,333)
Ending balance at 12.31.2013	270,737,574	—	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedging reserve	Actuarial gains or losses in employee benefits	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2012	230,892,178	—	(22,459,879)	—	—	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	87,636,961	87,636,961	632,211	88,269,172
Other comprehensive income	—	—	(41,095,666)	—	—	—	(41,095,666)	—	(41,095,666)	(1,419)	(41,097,085)
Comprehensive income	—	—	(41,095,666)	—	—	—	(41,095,666)	87,636,961	46,541,295	630,792	47,172,087
Dividends	39,867,121	—	—	—	—	—	—		39,867,121	—	39,867,121
Increase (decrease) through transactions in own shares	—	—	—	—	—	—	—	(55,894,367)	(55,894,367)	—	(55,894,367)
Equity Issuance —Polar acquisition	—	—	—	—	—	421,701,520	421,701,520	—	421,701,520	18,801,365	440,502,885
Purchase of treasury-stock	—	(21,725)	—	—	—	—	—	—	(21,725)	—	(21,725)
Total changes in equity	39,867,121	(21,725)	(41,095,666)	—	—	421,701,520	380,605,854	31,742,594	452,193,844	19,432,157	471,626,001
Ending balance at 12.31.2012	270,759,299	(21,725)	(63,555,545)	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921

The accompanying notes 1 to 30 form an integral part of these financial statements

7

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2013	01.01.2012
Cash flows provided by (used in) Operating Activities	NOTE	12.31.2013	12.31.2012
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		1,954,744,395	1,557,595,968
Receipts from premiums and claims, annuities and other policy benefits benefits		77,300	—
Payments to Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,349,009,473)	(1,038,437,026)
Payments to employees		(153,571,748)	(109,386,885)
Other payments for operating activities (value-added taxes on purchases and sales and others)		(222,218,717)	(188,266,514)
Dividends received		2,085,031	725,000
Interest payments		(23,319,351)	(7,608,496)
Interest received		3,295,309	1,874,032
Income tax payments		(33,410,166)	(23,229,558)
Other cash movements		(6,587,855)	(4,409,721)
Net cash flows generated from Operating Activities Flujos de efectivo netos procedentes de actividades de operación		172,084,725	188,856,800

Cash flows generated from (used in) Investing Activities
Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltd.)		3,704,831	—
Cash flows used in the purchase of non-controlling interests (Purchase 40% Sorocaba Refrescos)		—	(35,877,240)
Cash flows used to obtain control of subsidiaries or other businesses (Purchase Compañía de Bebidas Ipiranga)		(261,244,818)	—
Cash flows from change in controls of subsidiaries and others (Capital decrease in Envases CMF S.A.)		—	1,150,000
Proceeds from sale of property, plant and equipment		6,861,329	611,634
Purchase of property, plant and equipment		(183,697,386)	(143,763,670)
Proceeds from other long term assets (term deposits over 90 days)		19,423,100	14,864,854
Purchase of other long term assets (term deposits over 90 days)		(52,076,837)	(1,455,348)
Payments on forward, term, option and financial exchange agreements		(873,453)	(1,360,880)
Receipts from forward, term, option and financial exchange agreements		11,216,678	881,832
Other cash movements		9,137,035	8,778,615
Net cash flows used in Investing Activities		(447,549,521)	(156,170,203)

Cash Flows generated from (used in) Financing Activities
Proceeds from long-term loans obtained		—	61,053,312
Proceeds from short-term loans obtained		246,038,498	197,968,578
Total loan proceeds		246,038,498	259,021,890
Loans payments		(266,229,556)	(188,693,538)
Payments of finance lease liabilities		(1,959,307)	(16,438)
Purchase of treasury shares		—	(21,725)
Dividend payments by the reporting entity		(73,041,053)	(69,766,002)
Other inflows (outflows) of cash (Placement and payment of capital quotas of public liabilities)		398,297,274	(4,075,171)
Net cash flows generated by (used in) Financing Activities		303,105,856	(3,550,984)

Net (decrease) increase in cash and cash equivalents before exchange differences		27,641,060	29,135,613

Effects of exchange differences on cash and cash equivalents		(3,187,189)	(4,911,280)
Net decrease in cash and cash equivalents		24,453,871	24,224,333
Cash and cash equivalents — beginning of year	5	55,522,255	31,297,922
Cash and cash equivalents - end of year	5	79,976,126	55,522,255

The accompanying notes 1 to 30 form an integral part of these financial statements

8

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country.

The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brasil, Argentina and Paraguay. The licenses for the territories in Chile expire in 2014 and 2018; in Argentina expire in 2017; in Brazil expire in 2017; and in Paraguay expire in 2014. All these licenses are issued at The Coca-Cola Company´s discretion. The Company currently expects that these licenses will be renewed with similar terms and conditions upon expirations.

As of December 31, 2013, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

9

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                     Periods covered

These consolidated financial statements encompass the following periods:

Consolidated statements of financial position: For the years ended at December 31, 2013 and December 31, 2012.

Consolidated statements of income by function and comprehensive income: For the years ended at December 31, 2013 and 2012.

Consolidated statements of cash flows: For the years ended at December 31, 2013 and 2012 , using de “direct method”.

Consolidated statements of changes in equity:  For the years ended at December 31, 2013 and 2012.

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2                     Basis of preparation

The Company’s Consolidated Financial Statements for the years ended December 31, 2013, and December 31, 2012 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise the consolidated statements of financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2013 and 2012, consolidated statements of income by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows in Spanish language, for the periods ended December 31, 2013 and 2012, which were approved by the Board of Directors during their meeting held on February 27, 2013.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country, adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards to be in accordance with IFRS.

10

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

The consolidated statements of financial position incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable yields from its involvement in the investee and when it has the ability to use its power to influence the amount of investor yields. They include assets and liabilities as of December 31, 2013 and  2012 and results of operations and cash flows for the years ended December 31, 2013 and 2012. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, equity securities and liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the acquisition cost and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented under equity and consolidated income statements by function, in the items “Non-Controlling Interest” and Earnings attributable to non-controlling interests”, respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

11

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2013			12-31-2012
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A. (1)	0.92	99.07	99.99	—	99.98	99.98
Foreign	Coca Cola Polar Argentina S.A. (1)	—	—	—	5.00	94.99	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.(2)	99.90	0.09	99.99	—	—	—
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada.(2)	—	99.99	99.99	—	—	—
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.5	—	66.50
96.845.500-0	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

(1)    On January 1, 2013, Embotelladora del Atlántico S.A absorbed Coca-Cola Polar Argentina S.A.

(2)    Corresponds to Chilean companies constituted to reorganize the distribution process in Chile, in parts of Santiago and the Rancagua region. Total assets of both companies at December 31, 2013 amounts to ThCh$954,091.

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2.3.2                     Investments under equity method of accounting

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

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2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements by function under the exchange rate difference account, except when they correspond to cash flow hedging; in which case they are presented in the comprehensive income statement.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF ¨Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2013	524.61	223.94	80.45	23,309.56	0.1144	724.30
12.31.2012	479.96	234.87	97.59	22,840.75	0.1100	634.45

2.5.3                             Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for each statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of each income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil Segment)	R$ Brazilian Real
Embotelladora del Atlántico S.A. (Argentina Segment)	A$ Argentine Peso
Andina Empaques Argentina S. A. (Argentina Segment)	A$ Argentine Peso
Paraguay Refrescos S. A. (Paraguay Segment)	G$ Paraguayan Guaraní

In the consolidation, the translation differences arising from the translation of a net investment in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

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2.6                                       Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditure that is directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatement of opening balances (attributable cost) at January 1, 2009, in accordance with exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The other repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items that are available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

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2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date.   Goodwill is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units; from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of cash-generating units represent the lowest level of the Organization, on which Administration controls its internal management.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during the Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis..

2.7.3                              Software

Correspond to internal and external software development, which are capitalized as they demonstrate the associated future benefits. The mentioned software are amortized in a period of four years.

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2.8                               Impairment losses

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets, different from goodwill that would have suffered an impairment loss undergo this review annually or when there is evidence of the existence of a possible impairment.

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they incur.

2.9.2                             Loans and receivables

Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost. Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted on an active market.

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2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and  are presented at their amortized cost, less impairment.

Accrued interest is recognized in the consolidated income statement under finance income during the year in which it occurs.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate the risks relating to changes in foreign currency and exchange rates associated with, raw materials, property, planta and equipment and loan obligations.

The method to recognize the resulting loss or gain, depends on whether the derivative has been designated as a hedging instrument.  Within the consolidated statement of financial position these instruments are classified within current and non-current assets and liabilities, depending on the nature of the hedged items.

2.10.1                       Derivative financial instruments designated for hedging

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in aseets, liabilities and equity, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

2.10.2              Derivative financial instruments not designated for hedging

Derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify for hedge accounting pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “other income and losses”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

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Fair value hierarchy

The Company records an asset and liabilities as of December 31, 2013 and 2012 based on its derivative foreign exchange contracts, and these are classified within the other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:             Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:             Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:             Inputs for the assets or liabilities that are not based on information observable market data.

During the period ended December 31, 2013, there were no transfers of items between fair value measurement categories; all of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expenses. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivable

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision is made for impairment of trade receivables when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

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2.14                                Other financial liabilities

Bank borrowings are initially recognized at fair value, net of transaction costs. These liabilities are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs incur.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be ultilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries and associates in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company provides for post-retirement compensation to its retirees according to their years of service and the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19.

The results from the update of actuarial variables, were directly recorded under results within sales and administrative expenses until December 31, 2012. From the year 2013, and according to the modifications established by IAS 19, variations in actuarial variables are prospectively recognized within other comprehensive income.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision account for the cost of vacation and other employee benefits on an accrual basis. These liabilities are recorded under provisions.

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2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

2.19                                Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

2.20                                Deposits for returnable containers

This liability comprises of cash collateral received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and cases in good condition, together with the original invoice. The liability is estimated based on  the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or case.

Deposits for returnable containers are presented as current liability because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

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2.21                                Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue presents amounts receivable for goods supplied net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                                Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company, related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contribution received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the Company´s consolidated financial statements, based on the obligatory 30% minimum in accordance with the Corporations Law.

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2.24                                Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1                      Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful lives (such as distribution rights) have suffered any. The recoverable amounts of cash generating units are determined based on value-in-use calculations.  The key variables used in the calculations include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Free cash flows discounted in the Parent Company’s cash generating unit in Chile as those from the subsidiaries in Brazil, Argentina and Paraguay generated a higher value than the respective assets, including the goodwill from the Brazilian, Argentinean and Paraguayan subsidiaries..

2.24.2                      Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are the current prices in the active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows which do not come from these, but from other assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows amounts, cash flows from other assets and a discount rate.

Other assets acquired and liabilities assumed in the business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

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2.24.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and  computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s  estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off  to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed returned if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or case. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

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2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, amendments and interpretations are mandatory for the first time for financial years beginning on January 1, 2013

Standards and interpretations	Mandatory for the years beginning from

IAS 19 Revised “Employee Benefits”
Issued in June 2011, it supersedes IAS 19 (1998). This revised standard modifies how to recognize and measure expenses for defined benefit plans and termination benefits. Essentially, this modification eliminates the corridor method or fluctuation band and requites that the actuarial fluctuation of the period be recognized in Other Comprehensive Income. Additionally it includes modifications to disclosures of all employee benefits.

01/01/2013

IAS 27 “Separate Financial Statements”
Issued in May 2011, it supersedes IAS 27 (2008). The change of this standard is restricted only to separate financial statements. Under this change, the definition of control and consolidation were removed and included under IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the modification to IAS 28.

01/01/2013

IFRS 10 “Consolidated Financial Statements”
Issued in May 2011, it replaces the SIC-12 “Consolidation of special purpose entities” and guidance on control and consolidation of IAS 27 “Consolidated financial statements”. It provides clarifications and new parameters for the definition of control, as well as the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, IFRS 12 and amendments to IAS 27 and 28.

01/01/2013

IFRS 11 “Joint Agreements”
Issued in May 2011, it replaces IAS 31 “Interests in joint ventures” and SIC-13 “Jointly controlled entities”. It provides a more realistic reflection of the joint agreements focusing on the rights and obligations arising from the agreements rather than its legal form. Some of the modifications include the elimination of the concept of jointly controlled assets and the option of proportional consolidation of entities under joint agreements. Early adoption is permitted in conjunction with IFRS 10, IFRS 12 and amendments to IAS 27 and 28.

01/01/2013

IFRS 12 “Disclosure of Interests in Other Entities”
Issued in May 2011, brings together in one standard all disclosure requirements in related holdings in other financial statements are those classified as subsidiaries, associates or joint ventures. Applies for those entities that have investments in subsidiaries, joint ventures and / or associates. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and amendments to IAS 27 and 28.

01/01/2013

25

IFRS 13 “Fair Value Measurement”
Issued in May 2011, it brings together in a single standard the source of fair value measurement of assets and liabilities and disclosure requirements, and incorporates new concepts and clarifications for their measurement.

01/01/2013

IFRIC 20 ““Stripping Costs” in the production phase of a surface mine”
Issued in October 2011, it regulates the recognition of costs for the removal of mine waste materials “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. In addition, interpretation requires mining entities reporting under to write-off existing “Stripping Costs” assets to opening retained earnings if they cannot be attributed to an identifiable component of a deposit

01/01/2013

Amendments and improvements	Mandatory for the years beginning from

IAS 1 “Presentation of Financial Statements”
Issued in June 2011, the main modification of this amendment is a requirement for entities to group items presented in Other Comprehensive Income on the basis whether they are potentially reclassifiable to income statement subsequently. Early adoption is permitted.

07/01/2012

IAS 28 “Investments in Associates and Joint Ventures”
Issued in May 2011, it regulates the accounting treatment of these investments through the application of the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and amendment to IAS 27.

01/01/2013

IFRS 7 “Financial Instruments: Disclosures”
Issued in December 2011, it includes improvements in current disclosures of offsetting financial assets and liabilities, in order to increase the convergence between IFRS and U.S. GAAP. These disclosures focus on quantitative information on the recognized financial instruments that are offset in the financial statement. Early adoption is permitted

01/01/2013

IFRS 1 “First Time Adoption of International Financial Reporting Standards”
Issued in March 2012, it provides an exception for retroactive application to the recognition and measurement of the loans received from the Government with interest rates below market, at the date of transition. Early adoption is permitted.

01/01/2013

IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Agreements” and IFRS 12 “Disclosure of Interest in Other Entities”.
Issued in July 2012. It clarifies transitional provisions for IFRS 10, indicating that it is necessary to apply to them the first day of the annual period in which the standard is adopted. Therefore, it may be necessary to make modifications to the comparative information presented in that period, if the evaluation of the control over investment differs from what has been recognized according to IAS 27/SIC 12

01/01/2013

26

Improvements to International Financial Reporting Standards (2011) Issued in May 2012.	01/01/2013

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — it clarifies that an entity may apply IFRS 1 more than once, under certain circumstances.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — It clarifies that an entity may chose to adopt IAS 23, “Borrowing Costs” on the transition date or since a previous date”

IAS 1 “Presentation of Financial Statements” - It clarifies requirements of comparative information when the entity presents a third balance column.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — As a consequence of the previous amendment to IAS 1, it clarifies that an entity adopting IFRS for the first time can deliver information in notes for all periods presented.

IAS 16 “Property, Plant and Equipment” — It clarifies that the spare parts and service equipment will be classified as Property, Plant and Equipment rather than inventory, as they meet the definition of Property, Plant and Equipment.

IAS 32 “Presentation of Financial Instruments” — It clarifies the treatment of income tax relative to distribution and transaction costs.

IAS 34 “Interim Financial Information” — It clarifies then presentation requirements of assets and liabilities by segments during interim periods, ratifying the same applicable requirements to the annual financial statements.

The adoption of standards, amendments and interpretations previously described, does not have a material impact on the consolidated financial statements of the Company.

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b)             New standards, interpretations and amendments issued, not applicable for the year 2013, for which early adoption of the same has been taken, are as follows.

Standards and interpretations	Mandatory for periods beginning on

IFRS 9 “Financial Instruments”

Issued in December 2009, it amends the classification and measurement of financial assets. It establishes two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is measured at amortized cost only if the entity keeps it to obtain contractual cash flows and if cash flows represent principal and interest.

Subsequently this standard was amended in November 2010 to include the treatment and classification of financial liabilities. For liabilities the standard keeps most of the requirements of IAS 39. These include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that, in the cases where the option of fair value of financial liabilities is taken, the part of the change in fair value attributable to changes in the risk of the entity’s credit is recognized within other comprehensive income instead of income, unless this produces an accounting asymmetry.

Early adoption is allowed.

Not determined

IFRIC 21 “Liens”

Issued in May 2013. Defines a lien as an outflow of resources embodying economic benefits is imposed by the government entities in accordance with current legislation. Indicates the accounting treatment for a liability to pay a tax if that person is within the scope of IAS 37. It’s about when to recognize a liability for charges imposed by a public authority to operate in a specific market. Submit a liability to be recognized when the event giving rise to the obligation and the payment can not be prevented from occurring. The obligating event generator can occur gradually or at a specific date in time. Early adoption is permitted.

01/01/2014

Amendments and improvements	Mandatory for the years beginning from

IAS 32 “Presentation of Financial Instruments”

Issued in December 2011 - It clarifies the requirements for offsetting financial assets and liabilities in the financial statement. Specifically, it indicates that the offsetting right must be available on the date of the financial statement and not be dependent on a future event. It also indicates that it must be legally obligatory for counterparts both in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Early adoption is permitted.

01/01/2014

IAS 27 “Separate Financial Statements” and IFRS 10 “Consolidated Financial	01/01/2014

28

Statements” and IFRS 12 “Disclosure of Interests in Other Entities” Issued in October 2012. The modifications include the definition of an investment entity and introduce an exception to consolidate certain subsidiaries owned by investment firms. This amendment requires an entity to measure investment these subsidiaries at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments” in the consolidated and separate financial statements. The amendment also introduces new disclosure requirements relating to investment firms in IFRS 12 and IAS 27.

IAS 36 “Impairment of Assets”

Issued in May 2013 - It modifies the information disclosure of the recoverable amount of non-financial assets by aligning them with the requirements of IFRS 13. It requires disclosure of information about the recoverable amount of assets that are impaired if that amount is based on fair value less selling costs. Additionally, it requires among other things, that discount rates used in determining present values of the recoverable amount must be disclosed. Early adoption is permitted.

01/01/2014

IAS 39 “ Financial Instruments: Recognition and Measurement ”
Issued in June 2013. Down certain conditions to be met novation of derivatives continue to allow hedge accounting , that in order to prevent innovations that are the result of laws and regulations affecting the financial statements. To this effect indicates that the changes will not lead to the expiration or termination of the hedging instrument if: ( a) as a result of laws or regulations , the parties to the hedging instrument agree that a central counterparty , or an entity (or entities) act as counterparty to offset centrally replaces the original counterparty , ( b ) other changes , if any , to the hedging instruments , which are limited to those necessary to conduct such replacement counterparty . These changes include changes in the requirements of contractual guarantees, rights of offset receivables and payables , taxes and levies. Early adoption is permitted.

01/01/2014

IFRS 9 “Financial Instruments”

Issued in November 2013, a main aspect of the amendments include a substantial review of hedge accounting to allow entities to better reflect its risk management activities in the financial statements.

In addition, and although not related to hedge accounting, this amendment allows an early adoption of the requirement to recognize the changes in the fair value attributable to changes in the entity’s credit risk (for financial liabilities that are designated under the fair value option) in other comprehensive income. Such amendment can be applied without having to adopt the rest of IFRS 9.

Not determined

IAS 19 “Employee Benefits”

Issued in November 2013, this amendment applies to contributions in defined benefit plans from employees or third parties. The purpose of the amendments is to simplify accounting of contributions that are independent of the number of years of service of employees, for example, employee contributions calculated according to a fixed percentage of the salary.

07/01/2014

29

Amendments and improvements	Mandatory for periods beginning on

Improvements to International Financial Reporting Standards (2012) Issued in December 2013.	07/01/2014

IFRS 2 “Share-based payments” - Clarifies the definition of “consolidation (or irreversibility) conditions of the vesting conditions” and “Market conditions” separately defines the “Performance conditions” and “Service conditions” are defined. This amendment should be applied prospectively to share-based payment transactions granted on or after July 1, 2014. Early adoption is permitted.

IFRS 3 “Business Combinations” - The standard is amended to clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity, on the basis of the definitions in IAS 32, ‘Financial instruments: Presentation’. The standard is further amended to clarify that all non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognized in results.

Consequential changes are also made to IFRS 9, IAS 37 and IAS 39.

This amendment should be applied prospectively for business combinations where the acquisition date is on or after 1 July 2014. Early adoption is permitted if and when amendments to IFRS 9 and IAS 7 issued also as part of 2012 improvement plan, are also adopted early.

IFRS 8 “Operating Segments” - The standard is amended to include the requirement of disclosure of judgments made by management in the aggregation of operating segments. This includes a description of the segments that have been added and the economic indicators that have been evaluated in determining that added segments share similar economic characteristics.

The standard was further amended to require a reconciliation of the segments’ assets to the entity’s assets, when segment assets are reported. Early adoption is permitted.

IFRS 13 “Fair Value Measurement” - When IFRS 13 was published, as a result paragraphs B5.4.12 of IFRS 9 and GA79 of IAS 39 were eliminated. This generated a doubt as to whether entities no longer had the ability to measure the short term accounts receivable and payable by the nominal amounts if the effect of not updating them was immaterial. IASB has changed the basis of the conclusions of IFRS 13 to clarify that it had no intention of eliminating the ability to measure the short-term accounts receivable and payable by nominal amounts in such cases.

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” - Both rules are amended to clarify the treatment of the gross carrying amount and the accumulated depreciation when the entity is using the revaluation model. In these cases, the book value of the asset is updated to the revalued amount and the division of such revaluation between the gross carrying amount and the accumulated depreciation is treated in one of the following ways: 1) update the gross carrying amount in a manner consistent with the revaluation of the carrying amount and the accumulated depreciation is adjusted to equal

30

the difference between the gross carrying value and the carrying value after taking into account accumulated impairment losses; or 2) accumulated depreciation is eliminated against the gross carrying amount of the asset. Early adoption is permitted.

IAS 24 “Related Party Disclosures” - The standard is amended to include, as a related entity, an entity that provides key management personnel services to the reporting entity or the parent company of the reporting entity (“the managing body”). The entity that reports is not obligated to disclose the compensation paid by the managing body for workers or administrators of the managing body, but it is obligated to reveal the amounts charged to the reporting entity by the managing body for services rendered by key management personnel. Early adoption is permitted.

Improvements to International Financial Reporting Standards (2013) Issued in December 2013.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” - Clarifies that when a new version of a rule is not mandatory, but is available for early adoption, an adopter of IFRS for the first time, can choose to apply the old version or the new version of the standard, as long as it applies the same standard in all periods reported.

IFRS 3 “Business Combinations” - The standard is amended to clarify that IFRS is not applicable to the accounting for the formation of a joint arrangement under IFRS 11. The amendment also clarifies that the exemption of the scope is only applied in the financial statements of the joint arrangement itself.

07/01/2014

IFRS 13 “Fair Value Measurement” - Clarifies that portfolio exception defined in IFRS 13, that allows an entity to measure fair value of a group of financial assets and liabilities by its net value, is applicable to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. The amendment is mandatory for periods beginning on July 1, 2014. An entity must apply the amendments prospectively since the beginning of the annual period where IFRS 13 is being applied.

IAS 40 “Investment Property” - The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. IAS 40 provides a guide to distinguish between investment properties and owner-occupied properties. In the preparation of financial information, you must also consider IFRS 3 application to determine whether the acquisition of an investment property is not a business combination. The amendment applies to periods beginning on July 1, 2014, but it is possible to apply it to individual investment property acquisitions before that date, if and only if the information needed to apply the amendment is available.

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not significantly impact the consolidated financial statements of the Company in the period of its first application.

31

NOTE 3 — BUSINESS COMBINATIONS

a)                 Merger with Embotelladoras Coca-Cola Polar S.A.:

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in Chile, servicing territories in the II, III, IV, XI and XII regions; in Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western zone of the province of Buenos Aires; and in Paraguay, servicing the whole country.  The merger was made in order to reinforce the Company’s leading position among other Coca-Cola bottlers in South America.

Prior to the finalization of the merger and the approval of the shareholders at the Shareholders´Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed from 2011 results. Dividends distributed by the Company and Polar amounted to Ch$28,155,862,307 and  Ch$29,565,609,857, respectively, which represented Ch$35.27 per each Series A share and Ch$38.80 per each Series B share.

The physical exchange of shares took place on October 16, 2012, when the former shareholders of Polar obtained a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the Company took actual controls over day-to-day operations of Polar as of October 1, 2012, when it began to consolidate Polar’s operational results. As a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interests in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. in addition to its existing ownership interests in those entities.  The Company’s current ownership enables it to exercise controls over these entities, and thus, consolidate them into its consolidated financial statements from October 1, 2012.

As part of the business combination, the Company obtained controls over Vital Jugos S.A. and Vital Aguas S.A. because of the combination of its news shares and existing shares in these entities. Under IFRS 3, because the business combination of Vital Jugos S.A. and Vital Aguas S.A, and Envases Central S.A. was achieved in stages, carrying value of the Company´s previously held equity interest in these entities is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in the income statement of the period in which control is obtained. The Company has not recognized any gain or loss in its 2012 income statement due to the fact that carrying values of these investments were not significantly different from their fair values.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$461,568,641 based on a share price of Ch$2,220 per Series A share and Ch$2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions. Transaction related costs of Ch$4,517,661 were expensed as incurred, and recorded as a component of other expenses by function in the Company’s accompanying consolidated income statement.

32

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to ThCh$4,760,888	66,536,012
Property, plant and equipment	153,012,024
Other non-current assets	15,221,922
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total Assets	694,163,878
Indebtedness	(99,924,279)
Other liabilities (includes deferred taxes of ThCh$81,672,940)	(149,131,027)
Total liabilities	(249,055,306)
Net assets acquired	445,108,572
Goodwill	16,460,068
Total consideration excluding non-controlling interests (purchase price)	461,568,640

The Company determines the fair value of its distribution rights, property, plant and equipment using third-party valuations.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the cash generating units of the Company in Chile (ThCh$8,503,023), Argentina (ThCh$1,041,633), and Paraguay (ThCh$6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

Condensed financial information of Polar for the period between October 1, 2012 and December 31, 2012 is as follows:

Millions Ch$
Net sales	93,918
Income before taxes	5,466
Net income	4,648

The proforma consolidated statement of income for the period between January 1 and Decemeber  31, 2012 is as follows:

Millions Ch$
(Unaudited)
Net sales	1,427,936
Income before taxes	130,246
Net income	91,371

33

b)        Acquisition of Companhia de Bebidas Ipiranga:

On June 18, 2013 the Board of Directors of Embotelladora Andina S.A., unanimously approved the acquisition of the Brazilian company  Companhia de Bebidas Ipiranga. The aforementioned company is dedicated to the marketing and distribution of Coca-Cola products in parts of the territories of São Paulo and Minas Gerais, serving approximately 23,000 customers. Such approval was materialized in a purchase and sale agreement signed on July 10, 2013.

After the transaction was approved by Coca-Cola and the Administrative Council of Economic Defense of Brazil, on October 11, 2013 the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda., materialized the acquisition of 100% of the shares of Companhia de Bebidas Ipiranga. The acquisition price was ThR$1,155,446 (equivalent to ThCh$261,244,818) and was paid in cash by Rio de Janeiro Refrescos Ltda.

The related transaction costs of ThCh$578,864 were charged to results at the time they were incurred, and were recorded as other expenses by function within the Company’s consolidated income statements.

Estimated fair value of the net assets acquired of Companhia de Bebidas Ipiranga is as follows:

ThCh$
Total current assets acquired, including cash in the amount of ThCh$8,963,612	14,117,173
Trade accounts receivable	11,462,843
Inventories	6,930,932
Property, plant and equipment	68,575,023
Deferred tax assets	85,404,849
Other non-current assets	6,702,764
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	228,359,641
Total assets	421,553,225
Indebtedness	(30,392,168)
Suppliers	(12,471,093)
Contingencies	(70,902,559)
Deferred taxes	(91,830,873)
Other liabilities	(9,966,908)
Total liabilities	(215,563,601)
Net asset acquired	205,989,624
Goodwill	55,255,194
Total value transferred (purchase price)	261,244,818

The fair value of distribution rights and property, plant and equipment, was calculated by the Company, using valuation models such as discounted cash flow. Distribution rights are expected to be tax deductible for income tax purposes.

34

The Company expects to recover goodwill through synergies related to available production capacity.  Goodwill has been assigned to the Company’s Cash Generating Unit in Brazil in the amount of ThCh$55,255,194.  Goodwill is expected to be tax deductible for income tax purposes.

The condensed income statement of Companhia de Bebidas Ipiranga for the period between October 11, 2013 and December 31, 2013 is as follows:

Millions Ch$
Net sales	49,366
Income before taxes	4,767
Net income	5,367

The proforma consolidated statement of income for the period between January 1 and Decemeber  31, 2013 is as follows:

Millions Ch$
(Unaudited)
Net sales	1,640,705
Income before taxes	110,320
Net income	86,423

35

NOTE 4 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s  strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan  operations

The four operating segments conduct their businesses through the production and sale of soft drinks, other beverages, and packaging.

The income and expense relating to corporate management are assigned to the Chilean operation in the operating segment.

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

36

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the year ended December 31, 2013	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Eliminations intercountries	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	477,917,942	441,229,098	491,861,272	112,253,531	(1,580,508)	1,521,681,335
Finance income	1,751,973	48,638	3,035,143	137,558	—	4,973,312
Finance costs	(16,619,213)	(5,407,881)	(6,524,560)	(392,369)	—	(28,944,023)
Finance income, net	(14,867,240)	(5,359,243)	(3,489,417)	(254,811)	—	(23,970,711)
Depreciation and amortization	(35,967,369)	(17,282,433)	(19,611,566)	(10,475,516)	—	(83,336,884)
Total expenses	(416,153,361)	(400,992,474)	(420,250,552)	(88,290,637)	1,580,508	(1,324,106,516)
Net income of the segment reported	10,929,972	17,594,948	48,509,737	13,232,567	—	90,267,224

Share of profit of associates using equity method of accounting	724,629	—	58,789	—	—	783,418
Income tax expense	15,339,760	7,743,806	(1,853,334)	1,736,032	—	22,966,264

Segment assets, total	839,228,543	217,662,566	750,945,405	275,124,796	—	2,082,961,310
Investments in associates using equity method of accounting	17,881,972	—	50,791,427	—	—	68,673,399
Capital expenditures and other	57,545,219	52,271,592	317,965,173	17,160,220	—	444,942,204
Segment liabilities, total	533,848,083	133,383,094	491,975,856	42,321,689	—	1,201,528,722

Cash flows generated from (used in) Operating Activities	78,994,275	35,501,051	37,067,316	20,522,083	—	172,084,725
Cash flows used in Investing Activities	(76,510,197)	(51,754,052)	(302,125,052)	(17,160,220)	—	(447,549,521)
Cash flows generated from (used in) Financing Activities	282,137,848	19,569,666	7,924,748	(6,526,406)	—	303,105,856

37

For the year ended December 31, 2013	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Eliminations intercountries	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

For the year ended December 31, 2013	374,873,021	315,336,485	451,596,741	32,028,300	(1,541,730)	1,172,292,817

	803,029	301,025	1,602,098	21,907	—	2,728,059
Net sales	(7,540,887)	(2,277,362)	(1,231,153)	(123,351)	—	(11,172,753)
Finance income	(6,737,858)	(1,976,337)	370,945	(101,444)	—	(8,444,694)
Finance costs	(24,290,171)	(11,201,323)	(16,064,773)	(2,267,871)	—	(53,824,138)
Finance income, net	(320,646,059)	(284,555,281)	(392,538,658)	(25,556,545)	1,541,730	(1,021,754,813)
Depreciation and amortization	23,198,933	17,603,544	43,364,255	4,102,440	—	88,269,172
Total expenses
Net income of the segment reported	1,120,893	—	649,005	—		1,769,898
	7,378,459	10,204,847	20,365,279	556,051		38,504,636
Share of profit of associates using equity method of accounting
Income tax expense	756,203,625	200,769,953	324,432,040	258,430,713		1,539,836,331
	17,848,009	—	55,232,052	—		73,080,061
Segment assets, total	57,115,820	46,833,922	69,605,956	6,085,212		179,640,910
Investments in associates using equity method of accounting	367,012,519	108,896,064	130,102,661	40,220,166		646,231,410
Capital expenditures and other
Segment liabilities, total	62,059,810	42,711,789	74,224,089	9,861,112		188,856,800
	(39,707,483)	(43,996,852)	(69,604,445)	(2,861,423)		(156,170,203)
Cash flows generated from (used in) Operating Activities	(38,808,788)	2,720,303	32,537,501	—		(3,550,984)

38

NOTE 5 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2013 and and 2012 :

Description By item	12.31.2013	12.31.2012
	ThCh$	ThCh$

Cash	505,545	871,173
Bank balances	23,317,938	24,171,486
Time deposits	16,233,044	783,223
Mutual funds	39,919,599	29,696,373
Total cash and cash equivalents	79,976,126	55,522,255

By currency	ThCh$	ThCh$
Dollar	10,021,933	5,067,208
Euro	522	—
Argentine Peso	7,947,636	5,181,955
Chilean Peso	30,452,472	14,089,380
Paraguayan Guaraní	3,970,265	6,112,524
Brazilian Real	27,583,298	25,071,188
Total cash and cash equivalents	79,976,126	55,522,255

5.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at December 31, 2013 and  2012:

Placement date	Institution	Currency	Principal	Annual Rate	12.31.2013
			ThCh$	%	ThCh$
12-11-2013	Banco Chile	Chilean peso	3,000,000	4.68	3,007,800
12-18-2013	Banco Chile	Chilean peso	4,340,000	4.56	4,347,147
12-18-2013	Banco HSBC	Chilean peso	2,579,000	4.56	2,583,247
12-18-2013	Banco Santander	Chilean peso	4,340,000	4.92	4,347,705
12-18-2013	Banco Votorantim	Brazilian real	16,702	8.82	17,578
12-31-2013	Banco Regional S.A.E.C.A	Paraguayan guaraní	1.929.567	3.50	1,929,567

		Total			16,233,044

39

Placement date	Institution	Currency	Principal	Annual Rate	12.31.2012
			ThCh$	%	ThCh$
12-28-2012	Banco Regional SAECA	Paraguayan guarani	783,223	3.50	783,223
		Total			783,223

5.2                                        Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2013	12.31.2012
	ThCh$	ThCh$
Mutual fund Soberano Banco Itaú — Brasil	20,414,604	18,235,213
Mutual fund Corporativo Banchile — Chile	9,720,215	—
Western Assets Institutional Cash Reserves — USA	6,427,025	3,472,196
Mutual fund Corporativo Banco Itaú — Chile	—	1,989,833
Mutual fund Wells Fargo — USA	133,378	137,500
Mutual fund Corporativo Banco BBVA — Chile	—	2,081,666
Mutual fund Banco Galicia — Argentina	3,224,247	946,885
Mutual fund Patrimonio Banco Caja Económica Federal - Brasil	—	2,833,080
UBS	130	—

Total mutual fund	39,919,599	29,696,373

40

NOTE 6 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2013 and 2012, other than cash and cash equivalents.  They consist of time deposits with maturities in the short term (more than 90 days),restricted mutual funds and derivative contracts. Detail of financial instruments are detailed as follows:

a)        Current year 2013

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	12.31.2013
				ThCh$	%	ThCh$
09-13-2013	02-13-2014	Banco HSBC — Chile	Chilean peso	1,650,000	5.40	1,676,978
09-30-2013	03-26-2014	Banco Santander — Chile	Chilean peso	1,600,000	5.52	1,622,571
10-10-2013	02-13-2014	Banco Santander — Chile	Chilean peso	1,000,000	5.52	1,012,573
10-10-2013	03-26-2014	Banco HSBC — Chile	Chilean peso	2,380,000	5.16	2,407,973
11-20-2013	04-22-2014	Banco HSBC — Chile	Chilean peso	3,630,000	4.56	3,648,852
11-20-2013	04-22-2014	Banco BBVA — Chile	Chilean peso	3,630,000	4.44	3,648,356
11-20-2013	04-22-2014	Banco Itaú — Chile	Chilean peso	3,630,000	4.50	3,648,604
12-11-2013	05-29-2014	Banco HSBC — Chile	Chilean peso	3,000,000	4.92	3,008,200
12-18-2013	04-22-2014	Banco de Chile- Chile	Chilean peso	6,200,000	4.80	6,210,747
12-18-2013	04-22-2014	Banco Santander — Chile	Chilean peso	6,200,000	4.92	6,211,014
10-15-2013	04-14-2014	Banco Bradesco	Brazilean real	25,662	10.01	26,129
				Subtotal		33,121,997

Bonds

Institution	12.31.2013
ThCh$
Bonos Provincia Buenos Aires - Argentina	7,468

Rights from future contracts

		12.31.2013
		ThCh$
Rights from future contracts (see note 21)		3,342,172
Total other current financial assets	Total	36,471,637

b)        Non-current year 2013

Rights from future contracts

12.31.2013
ThCh$
Rights from future contracts (see note 21)	7,922,287

41

c)         Current year 2012

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	12.31.2012
				ThCh$	%	ThCh$

03-25-2012	03-20-2013	Banco Votorantim - Brasil	Brazilean real	16,480	8.82	17,280
				Total		17,280

Mutual fund

Institution		THCH$
Mutual fund Banco Galicia (1)		111.301
	Subtotal	111.301

Total other current financial assets	Total	128.581

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company.

NOTE 7 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

NOTE 7.1   Other current non-financial assets

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Prepaid expenses	4,959,328	3,513,515
Fiscal credits	4,386,106	14,118,736
Prepaid insurance	112,460	182,015
Custom deposits (Argentina)	11,252	239,879
Other current assets	226,658	148,693
Total	9,695,804	18,202,838

NOTE 7.2   Other non-current, non-financial assets

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Judicial deposits (1)	21,357,404	18,002,490
Prepaid expenses	4,067,531	2,515,235
Fiscal credits	2,816,784	5,880,191
Others	554,434	529,174
Total	28,796,153	26,927,090

(1)       See note 22.2

42

NOTE 8 — TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2013			12.31.2012
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	153,734,921	(2,628,832)	151,106,089	115,998,388	(1,458,801)	114,539,587
Other current debtors	34,433,688	—	34,433,688	15,782,069	—	15,782,069
Current commercial debtors	188,168,609	(2,628,832)	185,539,777	131,780,457	(1,458,801)	130,321,656
Prepayments suppliers	4,926,329	—	4,926,329	4,021,021	—	4,021,021
Other current accounts receivable	5,018,016	(50,047)	4,967,969	18,502,187	(27,948)	18,474,239
Commercial debtors and other current accounts receivable	198,112,954	(2,678,879)	195,434,075	154,303,665	(1,486,749)	152,816,916

Non-current accounts receivable
Trade debtors	92,283	—	92,283	124,767	—	124,767
Other non-current debtors	7,538,970	—	7,538,970	6,599,310		6,599,310
Non-current accounts receivable	7,631,253	—	7,631,253	6,724,077	—	6,724,077
Trade and other receivable	205,744,207	(2,678,879)	203,065,328	161,027,742	(1,486,749)	159,540,993

Aging of debtor portfolio	Number of clients	12.31.2013	Number of clients	12.31.2012
		ThCh$		ThCh$
Up to date non-securitized portfolio	38,701	44,992,572	8,514	59,686,698
1 and 30 days	68,206	100,449,837	30,523	51,451,804
31 and 60 days	1,256	3,387,111	484	784,192
61 and 90 days	392	585,664	346	951,083
91 and 120 days	353	365,714	273	316,787
121 and 150 days	287	235,232	282	34,370
151 and 180 days	253	412,096	264	307,727
181 and 210 days	219	1,284,030	280	176,493
211 and 250 days	300	450,165	276	251,247
More than 250 days	1,134	1,664,783	1,362	2,162,754
Total	111,101	153,827,204	42,604	116,123,155

		12.31.2013		12.31.2012
		ThCh$		ThCh$
Current comercial debtors		153,734,921		115,998,388
Non-current comercial debtors		92,283		124,767
Total		153,827,204		116,123,155

43

The movement of allowance for doubtful accounts between January 1 and December 31, 2013 and 2012 are presented below:

	12.31.2013	12.31.2012
	ThCh$	ThCh$
Opening balance	1,486,749	1,544,574
Bad debt expense	2,519,653	976,331
Write-off of accounts receivable	(1,278,400)	(843,766)
Decrease due to foreign exchange differences	(49,123)	(190,390)
Movement	1,192,130	(57,825)
Ending balance	2,678,879	1,486,749

NOTE 9 — INVENTORIES

The composition of inventory balances is detailed as follows:

	Current
Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Raw materials	64,227,397	41,942,176
Finished goods	25,526,110	22,792,255
Spare parts	20,708,225	14,479,488
Merchandise	14,713,305	8,797,194
Supplies	1,251,866	1,125,276
Work in progress	324,781	705,637
Other inventories	2,510,771	1,504,926
Obsolescence provision (1)	(3,408,464)	(2,027,126)
Total	125,853,991	89,319,826

The cost of inventory recognized as cost of sales is ThCh$914,817,748 and ThCh$698,955,215 at December 31, 2013 and 2012, respectively.

(1) The provision for obsolescence is primarily related more to the obsolescence of parts classified as inventories than finished goods and raw materials

44

NOTE 10 — CURRENT AND DEFERRED INCOME TAXES

For the year ended Decemberr 31, 2013, the Company had a taxable profits fund of ThCh$58,767,054, comprised of profits with credits for first category income tax amounting to ThCh$50,858,123 and profits without credits amounting to ThCh$7,908,931.

10.1           Current tax assets

Current tax receivables break down as follows:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Monthly provisional payments	3,756,220	2,319,627
Tax credits (1)	233,477	559,766
Total	3,989,697	2,879,393

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment and donations iones.

10.2           Current tax liabilities

Current tax payables correspond to the following items:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Income tax expense	3,679,057	355,363
Other	—	759,447
Total	3,679,057	1,114,810

45

10.3           Income tax expense

The current and deferred income tax expenses for the years ended December 31, 2013 and 2012 are detailed as follows:

Item	12.31.2013	12.31.2012
	ThCh$	ThCh$
Current income tax expense	31,237,950	31,849,744
Adjustment to current income tax from the previous fiscal year	1,051,182	172,055
Other current income tax expenses	1,688,450	823,616
Current income tax expense	33,977,582	32,845,415
Deferred income tax expenses	(11,001,197)	5,616,047
Other loss (income) for deferred income tax	(10,121)	43,174
Total deferred income tax expenses	(11,011,318)	5,659,221
Total income tax expense	22,966,264	38,504,636

46

10.4           Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	12.31.2013		12.31.2012
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	1,056,518	49,845,214	432,181	29,494,188
Obsolescence provision	965,678	—	637,675	—
Employee benefits	2,088,002	31,116	1,807,163	—
Post-employment benefits	53,660	109,700	—	277,510
Tax loss carried-forwards (1) y (2)	6,889,833	—	9,026,314	—
Tax Goodwill Brazil (5)	58,617,580	—	—	—
Contingency provision (5)	26,495,935	—	2,020,821	—
Foreign exchange differences (Foreign Subsidiaries) (4)	—	2,456,789	—	9,145,349
Allowance for doubtful accounts	328,046	—	350,319	—
Tax resulting from holding inventories (Argentina)	1,154,458	—	150,486	—
Tax incentives (Brazil) (3)	—	—	—	10,930,694
Assets and liabilities for placement of bonds	—	516,364	370,245	77,316
Lease liabilities (5)	3,807,924	11,924	430,476	—
Inventories	425,384	415,379	—	127,550
Distribution rights (5)	—	153,253,820	—	76,559,423
Others	850,620	1,630,816	997,372	1,025,648
Subtotal	102,733,638	208,271,122	16,223,052	127,637,678
Net Liabilities	—	105,537,484	—	111,414,626

(1)    Tax losses associated mainly with our subsidiary in Chile - Embotelladora Andina Chile S.A., which is in the process of implementation of their manufacturing and commercial operations, the amount totals to ThCh$6,693,607 and other minor subsidiaries in Chile ThCh$196,226.  Tax losses in Chile do not have an expiration date.

(2)    Tax losses associated with Ex Coca-Cola Polar Argentina S.A. (currently Embotelladora del Atlántico S.A), which were used during the 2013 period. The outstanding amount as of December 31, 2012 was ThCh$5,280,865.

(3)    This corresponds to tax incentives in Brazil that consist of a tax withholding reduction that are recorded under income statement, but under tax rules they must be recorded in equity, and cannot be distributed as dividends. Given the purchase of Companhia de Bebidas Ipiranga during the year 2013 and the new repatriation structure of flows from Brazil, the possibility of paying taxes is remote, whereby during the year 2013 the deferred tax mentioned has been reversed. The reserved amount totals ThCh$ 14,055,018.

(4)    Corresponds to deferred tax exchange differences generated upon translation of debts in foreign currency in the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda. that in terms of tax, are recognized in Brazil at the time they are perceived.

(5)    Corresponds to increases in deferred taxes arising from the purchase of Companhia de Bebidas Ipiranga, explained in note 3 “Business Combinations”.

47

10.5           Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2013	12.31.2012
	ThCh$	ThCh$

Opening Balance	111,414,626	35,245,490
Increase from business combination	6,938,385	76,544,806
Increase in deferred tax liabilities	(12,592,600)	4,453,994
Decrease due to foreign currency translation	(222,927)	(4,829,664)
Movements	(5,877,142)	76,169,136
Ending balance	105,537,484	111,414,626

10.6           Distribution of domestic and foreign tax expenses

As of December 31, 2013 and 2012, domestic and foreign tax expenses are detailed as follows:

Income tax	12.31.2013	12.31.2012
	ThCh$	ThCh$
Current income taxes
Foreign	(18,135,554)	(25,054,795)
Domestic	(15,842,028)	(7,790,620)
Current income tax expense	(33,977,582)	(32,845,415)

Deferred income taxes
Foreign	10,509,053	(6,071,382)
Domestic	502,265	412,161
Deferred income tax expense	11,011,318	(5,659,221)
Income tax expense	(22,966,264)	(38,504,636)

48

10.7           Reconciliation of effective rate

Below is the reconciliation between tax expenses using legal rate and tax expenses using effective rate:

Reconciliation of effective rate	12.31.2013	12.31.2012
	ThCh$	ThCh$
Net income before taxes	113,233,488	126,773,808
Tax expense at legal rate (20.0%)	(22,646,698)	(25,354,762)
Effect of a different tax rate in other jurisdictions	(8,244,382)	(12,034,351)

Permanent differences:
Non-taxable revenues	14,908,228	3,302,249
Non-deductible expenses	(6,750,973)	(3,154,544)
Tax effect of change in tax rate	—	(826,898)
Other decreases in charges for legal taxes	(232,439)	(436,330)
Adjustments to tax expense	7,924,816	(1,115,523)

Tax expense at effective rate	(22,966,264)	(38,504,636)
Effective rate (1)	20.3%	30.4%

(1)         The strong decrease of the effective rate is due to the reversal of ThCh$14,055,018 of deferred taxes with credit to 2013 income in the subsidiary, Rio de Janeiro Refrescos Ltda. This reversal originates in that the probability of paying taxes on the use of tax incentives in Brazil for any dividend payments to the parent company in Chile went from probable to remote, given the new repatriation structure of flows from Brazil, from a scheme based on dividends to a combined form of interest returns on inter-company credits and dividends.

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2013	2012
Chile	20%	20%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

49

NOTE 11 — PROPERTY, PLANT AND EQUIPMENT

11.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	36,544,802	61,735,710	—	—	36,544,802	61,735,710
Land	76,063,090	57,134,715	—	—	76,063,090	57,134,715
Buildings	192,480,646	163,759,761	(40,664,034)	(31,980,362)	151,816,612	131,779,399
Plant and equipment	441,676,692	346,179,261	(200,955,598)	(169,999,912)	240,721,094	176,179,349
Information technology	16,144,001	12,429,618	(10,559,816)	(6,629,395)	5,584,185	5,800,223
Fixed facilities and accessories	45,615,919	40,282,483	(12,407,955)	(15,443,891)	33,207,964	24,838,592
Vehicles	28,724,536	11,134,161	(13,602,672)	(3,298,464)	15,121,864	7,835,697
Leasehold improvements	770,928	130,240	(203,887)	(120,818)	567,041	9,422
Other property, plant and equipment (1)	378,989,105	294,974,382	(245,665,949)	(183,736,764)	133,323,156	111,237,618
Total	1,217,009,719	987,760,331	(524,059,911)	(411,209,606)	692,949,808	576,550,725

(1)        Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

50

The net balance of each of these categories at December 31, 2013 and 2012 is detailed as follows:

Other property, plant and equipment	12.31.2013	12.31.2012
	ThCh$	ThCh$
Bottles	71,654,957	59,983,147
Marketing and promotional assets	42,683,677	40,251,550
Other property, plant and equipment	18,984,522	11,002,921
Total	133,323,156	111,237,618

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	:	Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	:	Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	:	Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.
Paraguay	:	Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

51

11.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2013 and 2012:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	99,023,742	13,048,106	5,123,731	16,777,829	469,280	479,487	1,097,294	7,535	43,207,810	179,234,814
Disposals	—	(733,044)	(230,659)	(2,198,991)	(213)	(700,111)	—	—	(2,030,783)	(5,893,801)
Transfers between items of property, plant and equipment	(120,904,100)	(182,817)	16,005,001	61,071,686	1,666,511	10,979,455	6,629,711	639,213	24,095,340	—
Transfer to (from) investment property	—	—	—	(1,565,232)	—	—	—	—	—	(1,565,232)
Additions from business combinations (1)	18,282	9,124,967	13,469,878	25,832,574	551,976	—	2,027,699	—	7,692,513	58,717,889
Depreciation expense	—	—	(3,912,718)	(28,448,397)	(1,694,902)	(2,346,228)	(2,153,714)	(89,976)	(42,943,717)	(81,589,652)
Increase (decrease) due to foreign currency translation differences	(3,319,254)	(1,389,534)	(8,451,502)	(5,130,748)	(150,635)	2,412,608	(313,103)	847	(3,345,472)	(19,686,793)
Other increase (decrease)	(9,578)	(939,303)	(1,966,518)	(1,796,976)	(1,058,055)	(2,455,839)	(1,720)	—	(4,590,153)	(12,818,142)
Total movimientos	(25,190,909)	18,928,375	20,037,213	64,541,745	(216,038)	8,369,372	7,286,167	557,619	22,085,538	116,399,083
Ending balance at December 31, 2013	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808

(1)         Corresponds to balances incorporated as of October 11, 2013, resulting from the acquisition of  Companhia de Bebidas Ipiranga, pursuant to the description in Note 3b).,

52

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467
Additions	59,622,568	—	163,015	16,253,430	590,141	33,027	1,623,662	—	50,800,843	129,086,686
Disposals	—	—	—	(425,844)	(32,575)	—	—	—	(712,471)	(1,170,890)
Transfers between items of property, plant and equipment	(62,379,694)	(263,320)	33,207,590	20,739,334	2,326,639	11,403,778	4,676,401	—	(9,710,728)	—
Transfer to (from) investment property	—	—	(2,977,969)	—	—	—	—	—	—	(2,977,969)
Additions from business combinations (1)	18,267,801	25,288,317	46,717,142	58,602,133	2,068,712	24,765	591,579		40,370,384	191,930,833
Depreciation expense	—	—	(2,958,099)	(20,058,072)	(1,043,395)	(1,645,825)	(728,228)	(11,624)	(26,831,414)	(53,276,657)
Increase (decrease) due to foreign currency translation differences	(1,699,125)	(2,729,259)	(7,833,909)	(8,547,363)	(236,756)	(422,406)	(133,634)	(2,934)	(13,619,288)	(35,224,674)
Other increase (decrease)	—	—	107,067	299,361	(15,883)	(4,956)	(132,887)	—	(2,133,773)	(1,881,071)
Total movimientos	13,811,550	22,295,738	66,424,837	66,862,979	3,656,883	9,388,383	5,896,893	(14,558)	38,163,553	226,486,258
Ending balance at December 31, 2012	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725

(1)         Corresponds to balances incorporated as of October 1, 2012 as a result of the consolidation of Embotelladoras Coca-Cola Polar S.A. and certain other companies explained in note 3b).

53

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of December 31, 2013 and 2012 are detailed as follows:

12.1           Accounts receivable:

12.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2013	12.31.2012
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	2,441,871	—
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean peso	4,958,064	4,893,956
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean peso	607,913	358,859
Extranjera	Montevideo Refrescos S.A.	Related to Shareholder	Uruguay	Dollar	—	51,215
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollar	20,368	20,058
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean peso	771	301
		Total			8,028,987	5,324,389

12.1.2       Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2013	12.31.2012
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	18,765	7,197

		Total			18,765	7,197

54

12.2           Accounts payable:

12.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2013	12.31.2012
					ThCh$	ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	11,942,070	8,680,945
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine peso	2,500,343	11,624,070
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Brazilean real	9,613,040	6,721,378
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean peso	4,882,720	5,441,206
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollar	3,489,376	—
Foreign	Leão Júnior S.A.	Associate	Brasil	Brazilean real	10,683,703	—
Foreign	Socoraba Refrescos S.A.	Associate	Brasil	Brazilean real	83,128	—
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean peso	230,907	259,613
		Total			43,425,287	32,727,212

55

12.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2013
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	110,774,146
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	5,429,796
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,646,654
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	5,571,189
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	33,459,965
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	3,373,064
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean peso	2,822,034
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean peso	145,773
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	28,698,682
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,383,113
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilean real	97,171,997
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Reimbursement and other purchases	Brazilean real	630,511
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilean real	14,788,823
Foreign	Sorocaba Refrescos S. A.	Associate	Brazil	Purchase of products	Brazilean real	2,788,906
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilean real	31,991,055
Foreign	Sistema de Alimentos e Bebidas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilean real	24,283,921
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	95,897,878
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,321,031
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	8,534,260
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,406,642
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and marketing expenses recovery	Chilean peso	1,426,307
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	883,534
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	54,441,000
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	54,953,000

56

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2012
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	76,756,589
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	3,184,671
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,731,636
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of finished products	Chilean peso	1,245,309
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	1,016,520
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean peso	3,686,498
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	28,986,747
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	2,722,611
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	10,293,435
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,244,302
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Purchase of concentrates	Brazilean real	78,524,183
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Reimbursement and other purchases	Brazilean real	1,335,869
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Advertising participation payment	Brazilean real	14,502,915
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	68,569,280
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,624,656
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	5,419,055
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,873,336
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	61,042,686
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	59,455,046
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean peso	223,027
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	1,358.380
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling charges	Chilean peso	349,211
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Sale of raw material and materials	Chilean peso	4,697,898
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Purchase of finished products	Chilean peso	18,656,191
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Purchase of finished products	Chilean peso	14,618,933
96.705.990-0	Envases Central S. A. (1)	Associate	Chile	Sale of raw materials and materials	Chilean peso	2,479,381
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Purchase of finished products	Chilean peso	4,065,125

(1) Corresponds to transactions generated with Vital Aguas S.A:, Vital Jugos S.A. and Envases Central S.A. up until before taking control over those companies as a result of what has been described in Note 3b)

57

12.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Executive wages, salaries and benefits	4,965,149	4,511,609
Director allowances	1,512,000	1,302,000
Accrued benefits in the last five years and paid during the period	196,819	723,298
Total	6,673,968	6,536,907

NOTE 13 —  EMPLOYEE BENEFITS

As of December 31, 2013 and 2012, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$8,749,678 and ThCh$8,240,460, respectively.

This liability is included in other non-current non-financial liabilities in the statement of financial position.

Employee benefits expense is allocated between the cost of sales, cost of marketing, distribution costs and administrative expenses.

13.1                        Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Wages and salaries	164,138,911	116,549,091
Employee benefits	36,190,649	29,023,263
Severance and post-employment benefits	4,519,576	2,474,611
Other personnel expenses	9,334,468	7,218,448
Total	214,183,604	155,265,413

13.2                        Number of Employees

	12.31.2013	12.31.2012

Number of employees	16,587	13,762

Number of average employees	15,913	12,028

58

13.3                        Post-employment benefits

This item represents post employment benefits which are determined as stated in Note 2.17.

Post-employment benefits	12.31.2013	12.31.2012
	ThCh$	ThCh$

Non-current provision	8,758,111	7,037,122
Total	8,758,111	7,037,122

13.4                        Post-employment benefits movement

The movements of post-employment benefits for the years ended December 31, 2013 and  2012 are detailed as follows:

Movements	12.31.2013	12.31.2012
	ThCh$	ThCh$
Opening balance	7,037,122	5,130,015
Increase due to merger	—	189,921
Service costs	1,957,686	1,500,412
Interest costs	133,561	158,235
Net actuarial losses	1,411,030	1,010,136
Benefits paid	(1,781,288)	(951,597)
Total	8,758,111	7,037,122

13.5                        Assumptions

The actuarial assumptions used at December 31, 2013 and 2012 were:

Assumptions	12.31.2013	12.31.2012

Discount rate (1)	4.8%	5.1%
Expected salary increase rate (1)	4.1%	4.4%
Turnover rate	5.4%	5.4%
Mortality rate (2)	RV-2009	RV-2009
Retirement age of women	60 años	60 años
Retirement age of men	65 años	65 años

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

59

NOTE 14 —  INVESTMENTS IN ASSOCIATES USING EQUITY METHOD OF ACCOUNTING

14.1                        Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2013	12.31.2012	12.31.2013	12.31.2012
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	17,881,972	17,848,010	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (4)	Brazil	Brazilean real	17,354,749	—	10.87%	—
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilean real	1,165,044	1,172,641	11.32%	11.31%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilean real	100,874	—	40.00%	—
Foreign	Sistema de Alimentos de Bebidas Do Brasil Ltda. (2) y (4)	Brazil	Brazilean real	—	9,587,589	—	5.74%
Foreign	Sorocaba Refrescos S.A.(3)	Brazil	Brazilean real	32,170,760	34,709,914	40.00%	40.00%
Foreign	Holdfab2 Participacoes Societarias Ltda. (4)	Brazil	Brazilean real	—	9,761,907	—	36.40%

	Total			68,673,399	73,080,061

(1)             In these companies, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions..

(2)             In these companies, regardless of the percentage of ownership interest held,it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(3)             Corresponds to the purchase of a 40% ownership interest in the Brazilian company during the last quarter of 2012..

(4)             During the year 2013 through corporate restructuring that occurred in Brazil, interests held in Sistema de Alimentos de Bebidas Do Brasil Ltda. and Holdfab 2 Participacoes Societarias Ltda., were merged into a new company called Leao Alimentos e Bebidas Ltda. Subsequently and according to the current sales volume of Rio de Janeiro Refrescos Ltda., part of the investment in the new company was sold to the rest of the bottlers for an amount of  ThCh$ 3,704,831 at carrying value.

60

14.2           Movement

The movement of investments in associates using equity method of accounting is shown below, for the year ended December 31, 2013 and 2012:

Details	12.31.2013	12.31.2012
	ThCh$	ThCh$
Opening Balance	73,080,061	60,290,966
Capital increases in equity investees	—	2,380,320
Acquisition of Sorocaba Refrescos S.A. (40%)	—	34,513,444
Investment in Holdfab 2 Soc Participacoes Ltda and SABB in exchange for interest in the new company Leao Alimentos e Bebidas Ltda.	(19,349,496)	—
Increase in interest in new company Leao Alimentos e Bebidas Ltda. By 9.57%	18,928,747	—
Increase of 1.30% participation in Leon Alimentos e Bebidas Ltda. for acquisition of the Compañía de Bebidas Ipiranga, October 11, 2013.	2,089,253	—
Dividends received	(2,085,031)	—
Variation minimum dividend equity investees	22,459	(402,148)
Participación en ganancia ordinaria	1,325,518	2,409,110
Amortization of unrealized earnings equity investees	85,266	7,791
Other increases (decreases) on investments in equity investees (Sale of Leon Alimentos y Bebidas Ltda. quotas)	(3,704,831)	—
Decrease due to foreign currency translation differences	(1,718,547)	(3,652,740)
Deconsolidation of certain investments under equity method of accounting due to Polar merger (1)	—	(22,466,682)
Ending Balance	68,673,399	73,080,061

(1)         Corresponds to the proportional equity value recorded as of September 30, 2012 for the equity investees Vital Aguas S.A. Vital Jugos S.A. and Envases Central, as explained in note 3 b) as a result of the merger with Embotelladoras Coca-Cola Polar, they are now considered subisidiaries and are incorporated into the Company´s consolidation as of October 1, 2012.

The main movements for the years ended 2013 and 2012 are detailed as follows:

•             During the year 2013, Envases CMF S.A. has distributed dividends of ThCh$1,340,492.

•             During the year 2013,  Sorocaba Refrescos S.A.  has distributed  dividends of ThCh$ 744,539.

•             During the first quarter of 2013, there is a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda. and Sistema de Alimentos de Bebidas Do Brasil Ltda. into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

•             In November 2012, pursuant the Shareholders’ Agreements, Coca-Cola Embonor S.A. purchased 7.1% ownership interest in Vital Aguas S.A. at carrying amount and 7.0% ownership interest in Vital Jugos S.A. at carrying amount. The disbursements received for these transactions amounted to ThCh$2,112,582.

61

•             Subsequent to the merger with Embotelladoras Coca-Cola Polar S.A., detailed in Note 1b), on October 1, 2012, the Company acquired control of Vital Jugos  S.A., Vital Aguas S.A. and Envases Central S.A.. Subsequent to the merger, the Company holds 72.0%, 73.6% and 59.27% ownership interest in these entities, respectively.

•             On August 30, 2012, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. in Brazil, and Renosa Industria Brasileira de Bebidas S.A. (the other shareholder of this subsidiary) signed a promissory purchase agreement containing the conditions leading to the acquisition by RJR of 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A. which is equivalent to 40% of the total shares of Sorocaba.  The promissory agreement should be fulfilled within a period of 180 days. The agreement was materialized during the month of October with a payment of 146.9 million reals.

•             In accordance with the Special Shareholders’ Meeting of our equity investee, Vital Jugos S.A., held on April 10, 2012, a capital increase was agreed in the amount of ThCh$6,960,000, with 60% of the increase being paid on May 15, 2012 and the balance thereof will be paid during the course of the year. The Company met that capital increase in the percentage of the outstanding ownership at that date of 57% contributing ThCh$2,380,320.

14.3 Reconciliation of share of profit in investments in associates:

Details	12.31.2013	12.31.2012
	ThCh$	ThCh$
Share of profit of associates	1,325,518	2,409,110

Non-realized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(627,366)	(647,003)
Amortization of gain on sale of property plant and equipment to Envases CMF	85,266	85,266
Amortization of fair value adjustments related to Vital acquisition	—	(77,475)
Income Statement Balance	783,418	1,769,898

14.4        Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of December 31, 2013:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	59,975,360	40,921,923	10,292,225	4,840,920	368,833,186

Total liabilities	22,932,419	20,611,212	42	4,588,736	211,848,534

Total revenue	42,698,148	5,907,901	381,033	—	297,404,888

Net income (loss) of associate	—	706,155	381,033	247,705	6,779,285

Reporting date	12-31-2013	11-30-2013	11-30-2013	11-30-2013	11-30-2013

62

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1           Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	December 31, 2013			December 31, 2012
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detalle	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	691,355,453	—	691,355,453	459,320,270	—	459,320,270
Software	21,106,268	(12,308,966)	8,797,302	13,597,796	(8,743,750)	4,854,046
Others	532,912	(79,175)	453,737	497,998	(90,041)	407,957
Total	712,994,633	(12,388,141)	700,606,492	473,416,064	(8,833,791)	464,582,273

(1)         According to what is described in note 3 Business Combinations, it corresponds to the rights to produce and distribute Coca-Cola products in the territories where Embotelladoras Coca-Cola Polar S.A maintained franchises in Chile, Argentina and Paraguay and in the territories in parts of Sao Paulo and Minas Gerais maintained by Companhia de Bebidas Ipiranga. Such distribution rights are composed as follows and are not subject to amortization:

	12.31.2013	12.31.2012
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Brasil	226,182,916	—
Paraguay	162,904,834	156,627,248
Argentina	1,961,976	2,387,295
Total	691,355,453	459,320,270

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2013 and 2012:

	December 31, 2013				December 31, 2012
	Distribution				Distribution
Description	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	459,320,270	407,957	4,854,046	464,582,273	—	422,463	716,394	1,138,857
Additions	228,359,641	—	1,034,159	229,393,800	459,393,920	—	1,083,184	460,477,104
Increase due to merger		56,000	4,709,903	4,765,903	—	—	3,506,266	3,506,266
Amortization	—	(4,948)	(1,747,232)	(1,752,180)	—	(6,585)	(547,481)	(554,066)
Other increases (decreases)(1)	3,675,542	(5,272)	(53,574)	3,616,696	(73,650)	(7,921)	95,683	14,112
Ending balance	691,355,453	453,737	8,797,302	700,606,492	459,320,270	407,957	4,854,046	464,582,273

(1)         Mainly corresponds to the restatement due to the effect of conversion of foreign subsidiaries’ distribution rights.

63

15.2        Goodwill

Movement in goodwill is detailed as follows:

Year ended December 31,2013

					Foreign currency
					translation differences where
					functional currency is
				Disposals or	different from
Cash generating unit	01.01.2013	Additions		impairments	presentation currency	12.31.2013
	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

Chile operation	8,503,023	19,465		—	—	8,522,488
Brazilian operation	35,536,967	55,255,194	(1)	—	(2,132,658)	88,659,503
Argentine operation	13,837,339	—		—	(2,432,843)	11,404,496
Paraguayan operation	6,915,412	—		—	277,168	7,192,580
Total	64,792,741	55,274,659		—	(4,288,333)	115,779,067

Year ended December 31,2012

				Foreign currency
				translation differences where
				functional currency is
			Disposals or	different from
Cash generating unit	01.01.2012	Additions (2)	impairments	presentation currency	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile operation	—	8,503,023	—	—	8,503,023
Brazilian operation	41,697,004	—	—	(6,160,037)	35,536,967
Argentine operation	15,855,174	1,041,633	—	(3,059,468)	13,837,339
Paraguayan operation	—	6,915,412	—	—	6,915,412
Total	57,552,178	16,460,068	—	(9,219,505)	64,792,741

(1)             As explained in Note 3 “Business Combinations”, corresponds to goodwill generated in the fair value valuation of assets and liabilities resulting from the adcquisition of Compañía de Bebidas Ipiranga.

(2)             As explained in Note 3 “Business Combinations”, corresponds to goodwill generated in the fair value valuation of assets and liabilities resulting from the merger with Embotelladoras Coca-Cola Polar S.A..

64

NOTE 16 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2013	12.31.2012
	ThCh$	ThCh$
Bank loans	70,356,550	87,278,613
Bonds payable	15,589,444	4,376,648
Deposits in guarantee	14,577,572	13,851,410
Forward contract obligations (see note 21)	1,037,473	394,652
Leasing agreements	5,316,216	346,696
Total	106,877,255	106,248,019

Non-current	12.31.2013	12.31.2012
	ThCh$	ThCh$
Bank loans	68,086,431	46,353,758
Bonds payable	532,376,302	126,356,040
Forward contract obligations (see note 21)	948,481	—
Leasing agreements	3,950,845	1,170,397
Total	605,362,059	173,880,195

65

16.1.1 Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	12.31.2013	12.31.2012
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.60%	6.60%	—	—	—	9,171,557
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	5.76%	5.76%	5,914	660,000	665,914	671,827
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.82%	6.82%	—	—	—	2,323,515
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.39%	6.39%	—	1,932,039	1,932,039	32,069
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.84%	6.84%	—	—	—	2,695,242
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.49%	6.49%	—	—	—	384,618
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Dollar	At maturity	3.36%	3.36%	—	—	—	1,452,145
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Pesos chilenos	At maturity	6.84%	6.84%	—	—	—	2,828,742
91.144.000-8	Embotelladora Andina S.A.	Chile	97.951.000-4	Banco HSBC	Chile	Pesos chilenos	At maturity	6.80%	6.80%	—	—	—	7,562,333
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Unidades de fomento	At maturity	3.84%	3.84%	20,396	23,903,953	23,924,349	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	Monthly	1.10%	1.10%	7,184	31,129	38,313	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	At maturity	6.85%	6.85%	—	—	—	10,694,653
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	At maturity	4.30%	4.30%	—	—	—	5,031,567
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	At maturity	6.83%	6.83%	—	—	—	10,335,540
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	At maturity	6.80%	6.80%	—	—	—	7,018,620
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	At maturity	2.20%	2.20%	—	—	—	4,832,261
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean peso	At maturity	6.25%	6.25%	—	—	—	7,521,185
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean peso	At maturity	6.50%	6.50%	1,887,000	—	1,887,000	—
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean peso	Semiannually	4.29%	4.29%	—	199,487	199,487	674,516
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	119,660	1,061,931	1,181,591	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	14.80%	9.90%	139,345	670,411	809,756	949,545
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	57,200	170,553	227,753	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	At maturity	18.85%	18.85%	13,295	5,148,756	5,162,051	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.00%	15.00%	25,899	67,879	93,778	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Monthly	15.00%	15.00%	—	—	—	27,447
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	14.50%	14.50%	—	—	—	645,870
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	7,428	78,438	85,866	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	21.00%	21.00%	73,045	—	73,045	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	54,117	143,100	197,217	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	At maturity	21.00%	21.00%	22,738	—	22,738	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Patagonia	Argentina	Argentine peso	At maturity	12.50%	12.50%	—	—	—	3,896,499
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine peso	Monthly	15.25%	15.25%	6,386	268,138	274,524	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	49,880	134,975	184,855	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine peso	At maturity	21.00%	21.00%	8,862,492	—	8,862,492	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.00%	15.00%	81,011	238,331	319,342	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Monthly	15.00%	15.00%	—	—	—	96,370
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	20,994	404,761	425,755	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	At maturity	21.00%	21.00%	7,578,030	—	7,578,030	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine peso	At maturity	12.85%	12.85%	—	—	—	6,500,755
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine peso	Quarterly	15.25%	15.25%	28,234	353,977	382,211	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine peso	At maturity	15.25%	15.25%	2,017	89,388	91,405	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine peso	At maturity	21.00%	21.00%	23,623	—	23.623	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Standard Bank	Argentina	Argentine peso	At maturity	15.50%	15.50%	—	—	—	913
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	VOTORANTIM	Brazil	Brazilean real	Monthly	9.40%	9.40%	5,617	122,776	128,393	134,864
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Brazilean real	Monthly	6.63%	6.63%	671,921	1,641,343	2,313,264	941,997
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	7.15%	7.15%	77,865	222,132	299,997	328,872
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollar	Monthly	2.992%	2.992%	4,058,976	5,201,855	9,260,831	525,091
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Citibank	Brazil	Brazilean real	Monthly	3.06%	3.06%	572,058	—	572,058	—
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Quarterly	12.41%	12.41%	182,409	419,894	602,303	—
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Quarterly	11.79%	11.79%	39,699	2,296,540	2,336,239	—
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	4.50%	4.50%	48,497	142,240	190,737	—
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	7.00%	7.00%	2,466	7,128	9,594	—
											Total	70,356,550	87,278,613

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16.1.2  Bank obligations, non-current

										Maturity
										1 year			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	up to 3	3 years	More than	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	years	up to 5 years	5 years	12.31.2013	12.31.2012
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Brazilean real	Monthly	9.40%	9.40%	64,928	—	—	64,928	202,358
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	6.63%	6.63%	9,443,298	1,043,036	—	10,486,334	4,069,577
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Río	Brazil	Brazilean real	Monthly	7.15%	7.15%	783,623	—	—	783,623	1,134,032
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollar	Monthly	2.992%	2.992%	6,294,711	22,118,118	—	28,412,829	34,056,374
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Quarterly	12.41%	12.41%	979,753	—	—	979,753	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Quarterly	11.79%	11.79%	6,124,108	6,124,108	3,827,567	16,075,783	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	4.50%	4.50%	379,308	21,685	—	400,993	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	7.00%	7.00%	18,998	3,958	—	22,956	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	397,956	—	—	397,956	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine peso	Monthly	14.80%	9.90%	1,504,443	—	—	1,504,443	2,895,961
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.00%	15.00%	238,331	—	—	238,331	674,591
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	801,980	—	—	801,980	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.00%	15.00%	67,879	—	—	67,879	192,130
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	130,730	—	—	130,730	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As..	Argentina	Argentine peso	Quarterly	15.25%	15.25%	2,156,125	—	—	2,156,125	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	511,539	—	—	511,539	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine peso	Monthly	15.25%	15.25%	536,356	—	—	536,356	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	547,844	—	—	547,844	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine peso	Quarterly	15.25%	15.25%	2,863,994	—	—	2,863,994	—
Foreign	Andina Empaques Argentina S.A	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	15.25%	15.25%	715,111	—	—	715,116
96.705.990-0	Envases Central	Chile	97.080.000-K	Banco BICE	Chile	Chilean peso	At maturity	4.29%	4.29%	386,939	—	—	386,939	568,735
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	5.76%	5.76%	—	—	—	—	660,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.39%	6.39%	—	—	—	—	1,900,000
												Total	68,086,431	46,353,758

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A. is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

67

16.2.1     Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	16,260,180	4,728,582	538,269,015	127,169,976	554,529,195	131,898,558
Expenses of bond issuance and discounts on placement	(670,736)	(351,934)	(5,892,713)	(813,936)	(6,563,449)	(1,165,870)
Net balance presented in statement of financial position	15,589,444	4,376,648	532,376,302	126,356,040	547,965,746	130,732,688

16.2.2        Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market.  In August 2013, the Company placed 2 new series,  Series C for UF 1,000,000 and Series D for UF 4,000,000. On October 1, 2013 the Company placed in the United States of America a bond for MUS$575. Following is a breakdown of these instruments:

							Date
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization
identification number	Series	amount	adjustment	rate	maturity	payment	of capital	12.31.2013	12.31.2012
								ThCh$	ThCh$
Bonds, current portion
Registro 640 SVS 08.23.2010	A	1,000,000	Unidad de Fomento	3.0%	08-15-2017	Semi- annually	02-15-2014	6,087,682	255,057
Registro 254 SVS 06.13.2001	B	3,067,680	Unidad de Fomento	6.5%	06-01-2026	Semi- annually	06-01-2014	4,262,972	3,964,645
Registro 641 SVS 08.23.2010	C	1,500,000	Unidad de Fomento	4.0%	08-15-2031	Semi- annually	02-15-2021	519,326	508,880
Registro 759 SVS 08.20.2013	C	1,000,000	Unidad de Fomento	3.5%	08-16-2020	Semi- annually	02-16-2017	303,298	—
Registro 760 SVS 08.20.2013	D	4,000,000	Unidad de Fomento	3.8%	08-16-2034	Semi- annually	02-16-2032	1,316,268	—
Yankee Bonds	—	575,000,000	Dollar	5.0%	10-01-2023	Semi- annually	10-01-2023	3,770,634	—
Total current portion								16,260,180	4,728,582

Bonds non-current portion
Registro 640 SVS 08.23.2010	A	1,000,000	Unidad de Fomento	3.0%	08-15-2017	Semi- annually	02-15-2015	17,482,170	22,840,750
Registro 254 SVS 06.13.2001	B	3,068,680	Unidad de Fomento	6.5%	06-01-2026	Semi- annually	06-01-2015	67,623,955	70,068,101
Registro 641 SVS 08.23.2010	C	1,500,000	Unidad de Fomento	4.0%	08-15-2031	Semi- annually	02-15-2021	34,964,340	34,261,125
Registro 759 SVS 08.20.2013	C	1,000,000	Unidad de Fomento	3.5%	08-16-2020	Semi- annually	02-16-2017	23,309,560	—
Registro 760 SVS 08.20.2013	D	4,000,000	Unidad de Fomento	3.8%	08-16-2034	Semi- annually	02-16-2032	93,238,240	—
Yankee Bonds	—	575,000,000	Dollar	5.0%	10-01-2023	Semi- annually	10-01-2023	301,650,750	—
Total non-current portion								538,269,015	127,169,976

Accrued interest included in the current portion of bonds totaled ThCh$6,550,485 and ThCh$1,156,542 at December 31, 2013 and December 31, 2012, respectively.

68

16.2.3                       Non-current maturities

		Year of maturity				Total non- current
	Series	2015	2016	2017	Después	12.31.2013
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Registro 640 SVS 08.23.2010	A	5,827,390	5,827,390	5,827,390	—	17,482,170
Registro 254 SVS 06.13.2001	B	4,134,658	4,403,409	4,689,629	54,396,259	67,623,955
Registro 641 SVS 08.23.2010	C	—	—	—	34,964,340	34,964,340
Registro 759 SVS 08.20.2013	C	—	—	5,827,390	17,482,170	23,309,560
Registro 760 SVS 08.20.2013	D	—	—	—	93,238,240	93,238,240
Yankee Bonds	—	—	—	—	301,650,750	301,650,750
		9,962,048	10,230,799	16,344,409	501,731,759	538,269,015

16.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2013

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2013 is the following:

BBB                     :                    Standard&Poors rating

A-                                   :                    Fitch Chile Clasificadora de Riesgo Limitada rating

16.2.5                       Restrictions

The following restrictions apply to the issuance and placement of the Company’s Series B bonds on the Chilean market in 2001, as well as Series A and C bonds issued in 2010, as well as the C and D Series 2013.for a total of UF 11,200,000. Of that amount, UF 10,567,680 is outstanding

•                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated equity. As defined in the debt agreements, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total equity plus non-controlling interests will be considered consolidated equity.

As of December 31, 2013 the amounts included in this restriction are the following:	ThCh$
Other current financial liabilities	106,877,255
Other non-current financial liabilities	605,362,059
Total consolidated outstanding liabilities	881,432,588

Based on these numbers the level of indebtedness amounts to 0.81 times the consolidated equity.

69

•                                Embotelladora Andina S.A. must maintain a net financial indebtedness that does not exceed 1.5 times in its quarterly financial statements, measured against its consolidated financial statements.  For these effects, financial indebtedness level shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling shareholders plus non controlling interest). On the other hand, net financial debt is the difference between financial debt and cash balance of the issuer.

As of December 31, 2013 the amounts included in this restriction are as follows:	ThCh$
Cash and cash equivalents	79,976,126
Other current financial liabilities	106,877,255
Other non-current financial liabilities	605,362,059
Total Consolidated Equity	881,432,588

Based on these figures, the level of indebtedness amounts to 0.72 times of consolidated equity.

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times of the consolidated unsecured current liabilities of the issuer.

As of December 31, 2013 values of the items included in this restriction are:	ThCh$
Consolidated Assets free of pledges, mortgages or other encumbrances	1,968,835,018
Non-guaranteed Consolidated Liabilities	1,201,528,722

Based on these figures, the consolidated assets free of liens, mortgages or other charges equivalent to 1.64 times of the unsecured consolidated liabilities.

•                                Must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•                                The territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

•                                Not invest in instruments issued by related parties, nor engage in other activities with these parties that are not related to their general purpose, in conditions that are less favorable to the Issuer than those existing in the market.

70

•                                Maintain in quarterly financial statement, a Net Financial Hedging higher than 3 must be maintained.  Net Financial Hedging shall be the ratio between EBITDA of the issuer for the last 12 months and the net financial expenses (financial income less financial expenses) of the issuer for the last 12 months. However, this restriction will be deemed to be not in compliance when such net financial hedging level is lower than the level of the two previous consecutive quarters.

As of December 31, 2013, the values of the items included in these restrictions are as follows::	ThCh$
(+) Ebitda consolidated between January 1 and December 31, 2013	254,621,348
(+) Finance income consolidated between January 1 and December 31, 2013	4,973,312
(-)Finance costs consolidated between January 1 and December 31, 2012	28,944,023

Based on these figures, the level of net financial coverage (EBITDA / (Finance costs - Interest income)) totals 10.62 times.

The Company was in compliance with all financial covenants at December 31, 2013 and 2012.

16.2.6                       Repurchased bond

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On September 30, 2013 these titles are entirely belong to Andina and as of December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been carried to other comprehensive income.

16.3.1                       Forward contract obligations

Please see details in Note 21.

71

16.4.1     Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortización	Effective	Nominal	Up to	90 days	at	At
Name	Country	Tax ID,	Name	Country	Currency	year	rate	rame	90 days	1 year	12.31.2013	12.31.2012
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	10.21%	10.22%	27,525	82,573	110,098	255,122
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	9.65%	9.47%	1,743	5,228	6,971	45,493
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean real	Monthly	13.00%	13.00%	469,444	901,383	1,370,828	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Monthly	13.06%	13.06%	64,999	181,334	246,334	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean real	Monthly	12.70%	12.70%	744,815	849,647	1,594,463	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	12.68%	12.68%	464,899	1,317,775	1,782,674	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	13.49%	13.49%	63,481	84,785	148,266	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollar	Monthly	12.00%	12.00%	13,520	43,065	56,582	46,081

										Total	5,316,216	346,696

16.4.2     Non-current liabilities for leasing agreements

									Maturity			Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	3 years to	More than	at	at
Name	Country	Tax ID,	Name	Country	Currency	year	rate	rate	3 years	5 years	5 years	12.31.2013	12.31.2012
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	10.21%	10.22%	824,548	—	—	824,548	599,593
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	9.65%	9.47%	53,764	—	—	53,764	63,561
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean real	Monthly	13.00%	13.00%	192,802	—	—	192,802	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Monthly	13.06%	13.06%	248,187	—	—	248,187	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean real	Monthly	12.70%	12.70%	671,942	—	—	671,942	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	12.68%	12.68%	1,437,383	—	—	1,437,383	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	13.49%	13.49%	26,057	—	—	26,057	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollar	Monthly	12.00%	12.00%	216,570	279,592	—	496,162	507,243

											Total	3,950,845	1,170,397

72

NOTE 17 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	12.31.2013	12.31.2012
	ThCh$	ThCh$
Trade accounts payable	162,980,833	159,211,448
Withholdings	41,564,170	23,529,819
Others	5,901,295	1,576,506
Total	210,446,298	184,317,773

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding the renewal option of the agreements. No restrictions exist regarding the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

12.31.2013
ThCh$
Maturity within one year	3,983,386
Maturity between one year and eigth years	2,686,172
Total	6,669,558

Total expenses related to operating leases maintained by the Company as of December 31, 2013 and 2012 amounted to ThCh$5,261,246 and ThCh$5,661,057, respectively.

73

NOTE 18 —  CURRENT AND NON-CURRENT PROVISIONS

18.1                                 Balances

The balances of provisions recorded by the Company at December 31, 2013 and  2012 are detailed as follows:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Litigation (1)	77,812,294	6,821,165
Others	—	195,103
Total	77,812,294	7,016,268

Current	269,906	593,457
Non-current	77,542,388	6,422,811
Total	77,812,294	7,016,268

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses, based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 22.1)	12.31.2013	12.31.2012
	ThCh$	ThCh$

Tax Contingencies	73,238,000	3,972,366
Labor Contingencies	4,077,980	2,378,416
Civil Contingencies	496,314	470,383
Total	77,812,294	6,821,165

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18.2                                 Movements

Movement of provisions is detailed as follows:

	12.31.2013			12.31.2012
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance	6,821,165	195,103	7,016,268	7,970,835	—	7,970,835

Increase due to business combination	70,902,559	—	70,902,559	325,174	136,826	462,000
Additional provisions	—	—	—	65,745	62,372	128,117
Increase (decrease) in existing provisions	2,109,425	(195,103)	1,914,322	851,150	—	851,150
Payments	(2,201,350)	—	(2,201,350)	(1,168,725)	—	(1,168,725)
Increase (decrease) due to foreign exchange differences	180,495	—	180,495	(1,223,014)	(4,095)	(1,227,109)
Ending Balance	77,812,294	—	77,812,294	6,821,165	195,103	7,016,268

NOTE 19 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Minimum Dividend	1,451,092	—
Dividend payable	13,489,949	99,427
Employee remuneration payable	8,749,678	8,240,460
Accrued vacations	12,690,387	11,392,231
Other	1,987,728	813,034
Total	38,368,834	20,545,152

Current	37,446,336	20,369,549
Non-current	922,498	175,603
Total	38,368,834	20,545,152

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NOTE 20 —   EQUITY

As a result of the merger agreement with Embotelladoras Coca-Cola Polar S.A described in note 3a), during 2012, 93,152,097 Series A shares and 93,152,097 Series B shares were issued and exchanged for 100% of the outstanding shares of Embotelladoras Coca-Cola Polar S.A.  The value in legal terms of this new issuance amounted to ThCh$39,867,121.

20.1                                 Share capital

On August 21, 2013 saw the decline of paid capital as of right for not having alienated third 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, to shareholders exercised their right to retire when it was merged with Embotelladoras  Coca-Cola Polar S.A, thus passing the capital paid a total of ThCh $ 270,759,299 to a total of M ThCh$ 270,737,574.

The paid-in capital of the Company totaled ThCh$270,759,299 as of September 30, 2013, The distribution and classification of these is detailed as follows:

20.1.1                       Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2013	2012	2013	2012	2013	2012

A	473,289,301	473,289,368	473,289,301	473,289,368	473,289,301	473,289,368
B	473,281,303	473,289,368	473,281,303	473,289,368	473,281,303	473,289,368

20.1.2              Capital:

	Subscribed Capital		Paid-in capital
Series	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$

A	135,379,504.0	135,379,649.5	135,379,504.0	135,379,649.5
B	135,358,070.0	135,379,649.5	135,358,070.0	135,379,649.5

Total	270,737,574.0	270,759,299.0	270,737,574.0	270,759,299.0

20.1.3                       Rights of each series:

•                                                   Series A : Elect 12 of the 14 directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

20.2                                 Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April 2013 Annual Shareholders Meeting, the shareholders authorised to pay out of the 2012 earnings into 2 additional dividend payments with one being in May and the other being in the second half of 2013

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Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$4,009,618 have been realized at December 31, 2013 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2013	Amount of accumulated earnings at 12.31.2013
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,014,700)	10,523,423
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	(1,481,482)	4,912,036
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(443,007)	486,553
Deferred taxes complementary accounts	Amortization	(1,414,383)	743,455	(670,928)
Total		19,260,703	(4,009,619)	15,251,084

The dividends declared and paid during 2013 and 2012 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2012	January	Interim	2011	8.50	9.35
2012	May	Definitivo	2011	10.97	10.067
2012	May	Additional	Retained Earnings	24.30	26.73
2012	October	Interim	2012	12.24	13.46
2012	December	Interim	2012	24.48	26.93
2013	May	Additional	2012	12.30	13.53
2013	June	Interim	2013	12.30	13.53
2013	November	Additional	2012	47.00	51.70
2013	December	Interim (1)	2013	13.1	14.41

(1)             At December 31, 2013 this dividend is outstanding and, as agreed by the Board December 2013, will be available to shareholders starting on January 23, 2014

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20.3                                 Reserves

The balance of other reserves include the following:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$

Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(81,527,711)	(63,555,545)
Cash flow hedging reserve	2,258,144	—
Reserve for employee benefit actuarial gains or losses	(1,128,824)	—
Legal and statutory reserves	5,435,538	5,435,538

Total	346,738,667	363,581,513

20.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of  Embotelladora Andina S.A. used to acquire Embotelladoras Coca-Cola Polar S.A..

20.3.2                       Cash flow hedging reserve

They arise from the fair value valuation of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 21).

20.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses, that according to IAS 19 amendments must be carried to other comprehensive income.

20.3.4                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

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20.3.5        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Brazil	(36,125,708)	(26,905,052)
Argentina	(46,087,935)	(29,448,998)
Paraguay	8,586,782	24,248
Exchange rate differences in related companies	(7,900,850)	(7,225,743)
Total	(81,527,711)	(63,555,545)

The movement of this reserve for the fiscal periods ended December 31, 2013 and 2012 respectively is detailed as follows:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Brazil	(9,220,656)	(25,630,195)
Argentina	(16,638,937)	(10,376,803)
Paraguay	8,562,534	24,248
Exchange rate differences in related companies	(675,107)	(5,112,916)
Total	(17,972,166)	(41,095,666)

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20.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at December 31, 2013 and 2012 are as follows:

	Non-controlling Interests
	Percentage %		Shareholders Equity		Income
Description	2013	2012	2013	2012	2013	2012
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0243	13,118	10,763	2,692	3,468
Andina Empaques Argentina S.A.	0.0209	0.0244	1,760	1,977	406	439
Paraguay Refrescos S.A.	2.1697	2.1697	5,051,217	4,697,403	287,112	89,012
Inversiones Los Andes Ltda.	0.0001	0.0001	51	53	—	1
Transportes Polar S.A.	—	0.0001	—	6	—	—
Vital S.A.	35.0000	35.0000	9,216,505	8,811,764	502,397	130,874
Vital Aguas S.A.	33.5000	33.5000	1,913,632	1,807,913	115,774	81,651
Envases Central S.A.	40.7300	40.7300	4,567,226	4,111,258	376,163	326,764
Andina Inversiones Societarias S.A.	0.0001	0.0001	37	35	2	2
Total			20,763,546	19,441,172	1,284,546	632,211

20.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2013
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	42,373,551	46,609,127	88,982,678
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	89.53	98.48	94.01

	12.31.2012
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	41,732,721	45,904,240	87,636,961
Average weighted number of shares	400,809,380	400,809,380	801,618,760
Earnings per basic and diluted share (in Chilean pesos)	104.12	114.53	109.32

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NOTE 21 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative liabilities at December 31, 2013 and 2012:

21.1     Currency forwards of items recognized for accounting purposes:

a)     Cross Currency Swap Itau Credit.

As of December 31, 2013, the Company had derivative contracts to ensure bank liabilities denominated in dollars in Brazil for an amount of ThUS$71,429, to convert them to liabilities expressed in Reales. The valuation of these contracts was performed at their fair values, yielding a receivable value at December 31, 2013, of ThCh$6,817,409 which is presented as other current and non-current financial assets. In addition excess value above hedged items for an amount of ThCh$1,371,220, resulting from the derivative contract has been recognized within other equity reserves of the controller as of  December 31, 2013.

b)     Cross Currency Swaps, related to U.S. Bond.

As of December 31, 2013, the Company had derivative contracts to ensure obligations with the public issued in U.S. dollars for an amount of US$570 millions to convert them to UF and Real liabilities. Valuation of these contracts was performed at their fair values, yielding a receivables value at December 31, 2013 of ThCh$2,497,092 which is presented as other non-current financial assets.  In addition excess value above hedged items for an amount of ThCh$866,924, resulting from the derivative contract has been recognized within other equity reserves of the controller as of December 31, 2013. The ineffective portion of this SWAP was carried to other gains and losses for an amount of ThCh$559,875.

21.2     Currency forwards for highly probable expected transactions:

In 2012 and 2013, the Company made agreements to hedge the exchange rate in the purchases of raw materials for the years 2012 and 2013. The outstanding agreements totaled ThUS$103,315 (ThUS$140,000 at December 31, 2012). Those agreements were recorded at fair value, resulting in a net gains of ThCh$1,711,816 for the year ended at December 31, 2013 (net loss of ThCh$1,102,412 at December 31, 2012). Derivative contratcts originate assets and liabilities at 31 December 2013 amount to ThCh $ 1,949,958 and ThCh$1,985,954, respectively (liabilities ThCh$394,652 at December 31, 2012). Since these agreements did not meet the documentation requirements of IFRS to be considered hedge accounting, they were accounted for as investment contracts and the effects are recorded directly in the income statement.

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Fair value hierarchy

The Company keeps an asset related to foreign currency derivative contracts as of December 31, 2013 for an amount of ThCh$11,264,459 and liabilities for the same concept in an amount of ThCh$1,985,954 (liability of ThCh$394,652 as of December 31, 2012), which were classified under current liabilities and are accounted for at their fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:             quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:             Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data..

During the period ended  December 31, 2013 and 2012, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December, 31 2013
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Assets
Current assets
Other current financial assets	—	3,342,172	—	3,342,172
Other non-current financial assets		7,922,287		7,922,287
Total assets	—	11,264,459	—	11,264,459

Liabilities
Current libilities
Other current financial liabilities	—	1,037,473	—	1,037,473
Other non-current financial liabilitioes	—	948,481	—	948,481
Total liabilities	—	1,985,954	—	1,985,954

	Fair Value Measurements at December, 31 2012
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities
Current financial liabilities	—	394,652	—	394,652
Total liabilities	—	394,652	—	394,652

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NOTE 22 —   CONTINGENCIES AND COMMITMENTS

22.1           Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)   Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,599,639. Management considers it unlikely that non-provisions contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$899,601 to guaranty judicial liabilities.

2)   Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$75,942,748. Management considers it unlikely that non-provisions contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible or probable remote loss. The amounts deposited or pledged as a legal guarantee as of December 31, 2013 and 2012 amounted to ThCh$112,428,189 and ThCh$18,002,490, respectively.

a)             Tax contingencies resulting from credits on tax on industrialized products-IPI.

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga totaling approximately R$1,379,707,155.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and to carry out provisions on these causes, under accounting criteria is not applicable.

Notwithstanding the above, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish that contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$200.6 million equivalent to ThCh$44,939,519.

83

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among others.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely.  However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$126.3 million equivalent to ThCh$28,298,481.

3)   Embotelladora Andina S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$269,907.  La Administración considera improbable que las contingencias no provisionadas afecten los resultados y el patrimonio de la Compañía, de acuerdo a la opinión de sus asesores legales. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors

84

22.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of December 31, 2013 and 2012 are detailed as follows:

Guarantees that involve assets included in the financial statements:

	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	31-12-2013	31-12-2013	31-12-2012	2014	2015
					ThCh$	ThCh$	Thch$	ThCh$	ThCh$
Other creditors	Embotelladora Andina S.A.	Parent Company	Cash	Other debtors	2.105	2.105			20.105
San Francisco warehouse	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	6.788	6.788			6.788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	1.140	1.140			1.140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	3.416	3.416			3.416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	3.508	3.508			3.508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash	Cash and cash equivalents	3.216	3.216			3.216
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash	Cash and cash equivalents	1.000	1.000		1.000
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	16.232.506	16.232.506	18.002.490		16.232.506
Miscellaneous	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	15.337.887	15.337.887			15.337.887
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	6.550.967	6.550.967			6.550.967
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Propiedades, Planta y Equipo	74.306.829	74.306.829			74.306.829
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	1.609	1.609	1.741		1.609
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	2.414	2.414	2.611		2.414
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	10.397	10.397	11.249		10.397
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	28.962	28.962	31.334		28.962
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	1.726	1.726	1.867		1.726
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	29	29	31		29
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	437.326	437.326			437.326
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	3.421	3.421			3.421
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	10.008	10.008			10.008
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	1.110.693	1.110.693			1.110.693
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other current financial assets	44.811	44.811		44.811
Others	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other current financial assets	14.282	14.282		14.282
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Import machinery	Other current financial assets	11.252	11.252		11.252
					114.126.292

85

Guarantees that not- involve assets included in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	31-12-2013	31-12-2012	2014	2015
					ThCh$	ThCh$	ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	472.149	—	—	472.149
Central de Restaurantes Aramark Ltda.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	243.515	—	—	243.515
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	487.776	1.019.190		487.776
Processes workers	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	556.149	583.288	—	556.149
Processes administrative	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2.001.285	1.211.956	—	2.001.285
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	85.047	89.197	—	85.047
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	9.174.320	9.622.011	—	9.174.320
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	204.520	10.885	—	204.520

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NOTE 23 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, fair value interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of December 31, 2013, the Company carried all of its debt liabilities at UF fixed rate (UF is variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greater indebtedness corresponds to bonds of own issuance which are denominated in Unidades de Fomento, that is indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile, would have generated a UF variation of 4% during the period between  January 1 and December 31, 2013 (instead of 2.05%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$5,204,394.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not perform hedges regarding this risk.

a.1 Investment in Argentina

As of December 31, 2013, the Company maintains a net investment of ThCh$85,208,413 in Argentina, composed by the recognition of assets amounting to ThCh$218,591,509 and liabilities amounting to ThCh$133,383,094. These investments reported 29% of the Company’s sales revenues.

As of December 31, 2013, the Argentine peso devalued 21.3% during 2013 with respect to the Chilean peso .

There are currently exchange restrictions in Argentina and a parallel foreign exchange market with a higher exchange rate than the official exchange rate.

If the official exchange rate in Argentina devalued reaching the informal value of $11.8 (54% devaluation), as a result the Company would have a lower income from the operation in Argentina of ThCh$6,217,050, and a decrease in equity of ThCh$24,152,319, originated by a lower asset recognition of ThCh$59,665,147 and a lower liabilities recognition of ThCh$35,512,827.

a.2 Investment in Brazil

As of December 31, 2013, the Company maintains a net investment of ThCh$258,969,548 in Brazil, composed by the recognition of assets amounting to ThCh$750,945,404 and liabilities amounting to ThCh$491,975,856. These investments reported 32% of the Company’s sales revenues.

As of December 31, 2013, the Brazilian Real devalued 4.9% during 2013 with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, as a result the Company would have a lower income from the operation in Brazil of ThCh$2,146,913, and a decrease in equity of ThCh$7,060,589, originated by a lower asset recognition of ThCh$14,730,330 and a lower liabilities recognition of ThCh$7,669,740.

a.3 Investment in Paraguay

As of December 31, 2013, the Company maintains a net investment of ThCh$232,803,106 in Paraguay, composed by the recognition of assets amounting to ThCh$275,124,795 and liabilities amounting to ThCh$42,321,689. These investments reported 7% of the Company’s sales revenues.

As of December 31, 2013, the Paraguayan Guarani appreciated 5.3% during 2013 with respect to the Chilean peso .

If the exchange rate of the Paraguayan Guaraní devalued an additional 5% with respect to the Chilean Peso, as a result the Company would have a greater income from the operation in Paraguay of ThCh$707,175, and an increase in equity of ThCh$11,428,274, originated by a higher asset recognition of ThCh$13,674,695  and a greater liabilities recognition of ThCh$2,246,421.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in dollars, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31. 2013, the Company maintains a net liability position totaling ThCh$335,043,304, basically composed of obligations with the public and bank liabilities for ThCh$345,065,237 offset partially by financial assets denominated in dollars for ThCh$10,021,933.

Of total financial liabilities denominated in US dollars, ThCh$39,643,853 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the U.S. dollar. On the other hand ThCh$305,421,384 of U.S. dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the U.S. dollar.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) derivative to cover almost 100% of U.S. dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the U.S. dollar, are mitigated annulling its exposure to exchange rate.

The Company’s net exposure as of December 31, 2013 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an active position of ThCh$1,418,329.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19.1% of our cost of sales or approximately US$334 million.

In addition, and depending on market conditions, the Company carries out foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars which mainly correspond to payment to suppliers of raw materials and fixed assets. US$103.3 million for future purchases have been hedged as of December 31.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible return of currencies with respect to the U.S. dollar by 5% in the four countries where the Company operates, and discounting derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$6,843,447 as of  December 31, 2013. Currently, the Company has contracts to hedge this effect only in Chile.

d)           Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the year ended December 31, 2013 of approximately ThCh$8,173,520.  To minimize and/or stabilize such risk, anticipated purchase and supply agreements are frequently obtained when market conditions are favorable. Derivative instruments for commodities have also been used

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover  the investments necessary for  the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of  December 31, 2013:

	Year of maturity
Item	2014	2015	2016	2017	2018 and more
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	82,627,968	31,769,834	24,665,353	14,442,700	7,521,826
Bonds payable	35,640,832	35,472,307	35,303,894	40,915,559	674,147,357
Operating lease obligations	5,268,690	3,833,152	1,384,789	980,571	1,111,455
Purchase obligations	136,916,969	65,857,682	49,066,655	10,907,445	111,077,469
Total	260,454,459	136,932,975	110,420,691	67,246,275	793,858,107

NOTE 24 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2013	01.01.2012
Description	12.31.2013	12.31.2012
	ThCh$	ThCh$

Gain on disposal of property, plant and equipment	3,345,299	2,304,613
Adjustment of judicial deposit (Brazil)	2,048,403	748,299
Other	1,040,318	213,086
Total	6,434,020	3,265,998

NOTE 25 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2013	01.01.2012
Detalle	12.31.2013	12.31.2012
	ThCh$	ThCh$

Bajas y castigo de activo fij Disposal and write-off of property, plant and equipment	7,546,982	2,119,279
Tax on bank debits	6,189,979	4,487,209
Contingencies	4,510,908	2,012,879
Distribution Restructuring Project (Chile)	3,148,187	—
Non-operating fees	2,560,619	650,912
Fiscal Credit Provision (Brazil)	1,970,894	—
Judicial Deposits Provision (Brazil)	1,255,090	—
Donations	582,000	815,945
Business combination related expenses	772,689	4,517,661
Others	1,924,749	816,123
Total	30,462,097	15,420,008

NOTE 26 —  FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows:

a)             Finance income

	01.01.2013	01.01.2012
Description	12.31.2013	12.31.2012
	ThCh$	ThCh$

Interest income	4,497,802	2,487,739
Other interest income	475,510	240,320
Total	4,973,312	2,728,059

b)             Finance costs

	01.01.2013	01.01.2012
Description	12.31.2013	12.31.2012
	ThCh$	ThCh$

Bond interest	12,441,966	5,473,534
Bank loan interest	14,283,636	4,594,167
Other interest costs	2,218,421	1,105,052
Total	28,944,023	11,172,753

NOTE 27 —  OTHER INCOME AND (EXPENSES)

Other gains and (losses) are detailed as follows:

	01.01.2013	01.01.2012
Description	12.31.2013	12.31.2012
	ThCh$	ThCh$

Restructuring of operations (new Renca plant)	(94,143)	(1,212,579)
Gains (loss) on derivative transactions	1,711,816	(1,102,412)
Losses on ineffective portion of hedge derivatives	(559,875)	—
Other income and (expenses)	(317,425)	(21,224)
Total	740,373	(2,336,215)

NOTE 28 —  THE ENVIRONMENT (Unaidited)

The Company has made disbursements totaling ThCh$5,045,186 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others

These disbursements by country are detailed as follows:

	Year ended December 31, 2013		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	997,952	228,651	—	181,745
Argentina	1,104,822	2,685	76,982	17,559
Brasil	1,157,782	990,102	1,301,587	2,497,254
Paraguay	496,990	66,203	—	67,467
Total	3,757,546	1,287,641	1,378,569	2,764,025

NOTE 29 -  Auditors´ fees

Details of the fees paid to the external auditors are as follows:

	01.01.2013	01.01.2012
Description	12.31.2013	12.31.2012
	THCH$	THCH$
Remuneration of the Auditor for auditing services	792,525	474,066
Total	792,525	474,066

NOTE 30 —  SUBSEQUENT EVENTS

On January 23, 2014, the dividend payment approved in December 2013 was paid out equivalent to 13.1 Chilean Pesos per each Series A share and 14.41 Chilean Pesos per each Series B share.

During the month of 2014, the Argentine peso devalued significantly, trading at levels that rimmed 8 Argentine Pesos per U.S. dollar. This situation resulted in an exhange rate difference loss from the receivable dividend from the Argentine subsidiary, Embotelladora del Atlántico S.A. totaling ThCh$1,165,000, and a decrease in equity due to the effect upon translation totaling ThCh$11,974,555

Except as noted above, there are no subsequent events that could significantly affect the Company’s consolidated financial position.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

as of  September 30, 2013 and December 31, 2012

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

ÍNDICE

Intermediate Consolidated Statements of Financial Position as of September 30, 2013 and December 31, 2012	1

Intermediate Consolidated Statements of Income by Function	3

Intermediate Consolidated Statements of Comprehensive Income	4

Statements of Changes in Equity	5

Intermediate Consolidated Statements of Cash Flows	6

Notes to the Consolidated Statements of Financial Position	7

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2013 and December 31, 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	09.30.2013	12.31.2012
		ThCh$	ThCh$
Current Assets:
Cash and cash equivalents	4	89,834,543	55,522,255
Other financial assets	5	22,919,281	128,581
Other non-financial assets	6.1	9,519,502	18,202,838
Trade and other receivable	7	141,945,122	152,816,916
Accounts receivable from related parties	11.1	9,181,540	5,324,389
Inventories	8	108,181,297	89,319,826
Current income tax assets	9.1	7,333,031	2,879,393
Total current assets excluding assets held for sale		388,914,316	324,194,198
Non-current assets held for sale		1,438,957	2,977,969
Total Current Assets		390,353,273	327,172,167

Non-Current Assets::
Other non-financial assets	6.2	27,793,574	26,927,090
Trade and other receivable	7	8,133,700	6,724,077
Accounts receivable from related parties	11.1	10,766	7,197
Investments under equity method of accounting	13.1	72,459,409	73,080,061
Intangible assets other than goodwill	14.1	471,972,085	464,582,273
Goodwill	14.2	62,268,986	64,792,741
Property, plant and equipment	10.1	611,022,928	576,550,725
Total Non-Current Assets		1,253,661,448	1,212,664,164
Total Assets		1,644,014,721	1,539,836,331

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. Y FILIALES

Consolidated Interim Statements of Financial Position

as of September 30, 2013 and December 31, 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

LIABILITIES AND EQUITY	NOTE	09.30.2013	12.31.2012
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	91,710,752	106,248,019
Trade and other accounts payable	16	168,923,086	184,317,773
Accounts payable to related parties	11.2	27,350,228	32,727,212
Provisions	17	191,366	593,457
Income tax payable	9.2	13,261	1,114,810
Other non-financial liabilities	18	70,444,313	20,369,549
Total Current Liabilities		358,633,006	345,370,820

Non-Current Liabilities:
Other financial liabilities	15	286,207,834	173,880,195
Trade and other payables		1,542,164	1,930,233
Provisions	17	6,620,542	6,422,811
Deferred income tax liabilities	9.4	116,218,669	111,414,626
Post-employment benefit liabilities	12.3	7,888,250	7,037,122
Other non-financial liabilities	18	373,897	175,603
Total Non-Current Liabilities		418,851,356	300,860,590

Equity:	19
Issued capital		270,737,574	270,759,299
Treasury shares		—	(21,725)
Retained earnings		219,452,339	239,844,662
Other reserves		355,863,488	363,581,513
Equity attributable to equity holders of the parent		846,053,401	874,163,749
Non-controlling interests		20,476,958	19,441,172
Total Equity		866,530,359	893,604,921
Total Liabilities and Equity		1,644,014,721	1,539,836,331

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2013	01.01.2012	07.01.2013	07.01.2012
	NOTE	09.30.2013	09.30.2012	09.30.2013	09.30.2012
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		1,046,221,060	768,539,345	342,886,524	244,440,784
Cost of sales		(627,488,846)	(462,335,544)	(206,339,168)	(148,338,856)
Gross Profit		418,732,214	306,203,801	136,547,356	96,101,928
Other income, by function	23	11,689,061	1,054,599	9,661,534	282,940
Distribution expenses		(112,786,628)	(80,072,367)	(38,299,174)	(25,852,314)
Administrative expenses		(200,554,692)	(135,993,954)	(65,581,951)	(42,009,319)
Other expenses, by function	24	(22,007,580)	(9,665,816)	(11,666,017)	(3,377,286)
Other gains	26	(263,021)	(1,220,305)	(644,009)	(1,461,297)
Finance income	25	2,400,797	2,022,563	1,152,184	567,000
Finance costs	25	(16,491,868)	(6,653,343)	(6,405,620)	(2,605,350)

Share of profit of investments using equity method of accounting	13.3	500,031	1,758,313	(124,921)	679,366
Foreign exchange differences		(2,292,116)	(4,006,332)	(1,750,833)	(1,766,407)
Loss from differences in indexed financial assets and liabilities		(1,534,741)	(505,552)	(1,611,834)	105,486
Net income before income taxes		77,391,457	72,921,607	21,276,715	20,664,747
Income tax expense	9.3	(21,620,484)	(23,957,184)	(6,541,956)	(7,773,250)
Net income		55,770,973	48,964,423	14,734,759	12,891,497

Net income attributable to:
- Equity holders of the parent		55,065,531	48,962,821	14,655,623	12,890,994
- Non-controlling interests		705,442	1,602	79,136	503
Net income		55,770,973	48,964,423	14,734,759	12,891,497

Earnings per Share, basic and diluted		$	$	$	$
Earnings per Series A Share	19.5	55.40	61.34	14.75	16.15
Earnings per Series B Share	19.5	60.94	67.46	16.22	17.76

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	01.01.2013	01.01.2012	07.01.2013	07.01.2012
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	55,770,973	48,964,423	14,734,759	12,891,497
Other comprehensive income before tax:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences, before taxes	(16,663,370)	(40,895,038)	(16,423,364)	(15,910,753)
Gains on hedging operations	1,659,777	—	(140,749)	—
Income tax effect relating to foreign exchange translation differences included within other comprehensive income	8,182,756	1,006,302	7,555,206	60,360
Income tax relating to cash flow hedges included within other comprehensive income	(564,324)	—	47,855	—
Total comprehensive income	48,385,812	9,075,687	5,773,707	(2,958,896)
Total Comprehensive income attributable to:
- Equity holders of the parent	47,347,506	9,077,017	5,500,454	(2,958,674)
- Non-controlling interests	1,038,306	(1,330)	273,253	(222)
Total comprehensive income	48,385,812	9,075,687	5,773,707	(2,958,896)

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES Consolidated Interim Statements of Changes in Equity

for the periods ended September 30, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedging reserve	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2013	270,759,299	(21,725)	(63,555,545)	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	55,065,531	55,065,531	705,442	55.770.973
Other comprehensive income	—	—	(8,813,478)	1,095,453	—	(7,718,025)	—	(7,718,025)	332,864	(7.385.161)
Comprehensive income	—		(8,813,478)	1,095,453	—	(7,718,025)	55,065,531	47,347,506	1,038,306	48.385.812
Dividends	—	—	—	—	—	—	(75,457,854)	(75,457,854)	(2,520)	(75,460,374)
Decrease of Capital	(21,725)	21,725	—	—	—	—	—	—	—	—
Total changes in equity	(21,725)	(21,725)	(8,813,478)	1,095,453	—	(7,718,025)	(20,392,323)	(28,110,348)	1,035,786	(27,074,562)
Ending balance at 09.30.2013	270,737,574	—	(72,369,023)	1,095,453	427,137,058	355,863,488	219,452,339	846,053,401	20,476,958	866,530,359

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedging reserve	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2012	230,892,178	—	(22,459,879)	—	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	48,962,821	48,962,821	1,602	48.964.423
Other comprehensive income	—	—	(39,885,804)	—	—	(39,885,804)	—	(39,885,804)	(2,932)	(39.888.736)
Comprehensive income	—	—	(39,885,804)	—	—	(39,885,804)	48,962,821	9,077,017	(1,330)	9.075.687
Dividends	—	—	—	—	—	—	(19,398,405)	(19,398,405)	—	(19,398,405)
Increase (decrease) through transactions in own shares	—	(21,725)	—	—	—	—	—	(21,725)	—	(21,725)
Total changes in equity	—	(21,725)	(39,885,804)	—	—	(39,885,804)	29,564,416	(10,343,113)	(1,330)	(10,344,443)
Ending balance at 09.30.2012	230,892,178	(21,725)	(62,345,683)	—	5,435,538	(56,910,145)	237,666,484	411,626,792	7,685	411,634,477

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. Y FILIALES

Consolidated Interim Statements of Cash Flows

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2013	01.01.2012
	NOTE	09.30.2013	09.30.2012
		ThCh$	ThCh$
Cash flows generated from (used in) Operating Activities
Receipts from Operating Activities
Receipts from customers (including taxes)		1,379,712,726	1,054,795,664
Receipts from premiums and claims, annuities and other policy benefits benefits		24,848	—
Payments to Operating Activities
Payments to suppliers for goods and services (including taxes)		(959,448,912)	(744,370,707)
Payments to employees		(107,342,929)	(69,658,699)
Other payments for operating activities (value-added taxes on purchases and sales and others)		(154,202,160)	(129,488,236)
Dividends received		2,085,031	725,000
Interest payments		(17,347,355)	(3,633,257)
Interest received		1,527,052	1,285,034
Income tax payments		(24,731,355)	(15,554,163)
Other cash movements		(1,961,575)	(2,744,013)
Net cash flows generated from Operating Activities		118,315,371	91,356,623
Cash flows generated from (used in) Investing Activities
Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltd.)		3,809,524	—
Cash flows from change in controls of subsidiaries and others (Capital decrease in Envases CMF S.A. and sale of 43% interest in Vital S.A., net of cash previously held)		—	1,150,000
Cash flows used in the purchase of non-controlling interests (capital contribution in Vital Jugos S.A. after its proportional sale)		—	(2,380,320)
Loans to related entities		(44,584)	—
Proceeds from sale of property, plant and equipment		6,776,252	350,152
Purchase of property, plant and equipment		(136,351,323)	(84,330,926)
Proceeds from other long term assets (term deposits over 90 days)		16,491	14,664,327
Purchase of other long term assets (term deposits over 90 days)		(22,371,167)	(1,196,939)
Payments on forward, term, option and financial exchange agreements		(849,032)	(265,580)
Receipts from forward, term, option and financial exchange agreements		430,222	229,005
Other cash movements		—	1,134,868
Net cash flows used in Investing Activities		(148,583,617)	(70,645,413)
Cash Flows generated from (used in) Financing Activities
Payments to acquire or redeem the entity’s shares		—	(21,725)
Proceeds from long-term loans obtained		—	28,000,000
Proceeds from short-term loans obtained		221,791,913	118,194,465
Total loan proceeds		221,791,913	146,194,465
Loans payments		(244,042,515)	(108,321,396)
Payments of finance lease liabilities		(24,975)	—
Dividend payments by the reporting entity		(26,327,813)	(34,939,673)
Other cash movements		113,565,625	(1,707,399)
Net cash flows generated by (used in) Financing Activities		64,962,235	1,204,272

Net (decrease) increase in cash and cash equivalents before exchange differences		34,693,989	21,915,482

Effects of exchange differences on cash and cash equivalents		(381,701)	(4,299,450)

		34,312,288	17,616,032
Net decrease in cash and cash equivalents		55,522,255	31,297,922
Cash and cash equivalents — beginning of year	4	89,834,543	48,913,954
Cash and cash equivalents - end of year	4	48,083,818	43,018,357

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

NOTE 1 - CORPORATE INFORMATION

Securities Registration and description of business activitiesEmbotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country.

The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brasil, Argentina and Paraguay. The licenses for the territories in Chile expire in 2013 and 2018; in Argentina expire in 2013 and 2017; in Brazil expire in 2017; and in Paraguay expire in 2014. All these licenses are issued at The Coca-Cola Company´s discretion. The Company currently expects that these licenses will be renewed with similar terms and conditions upon expirations.

As of September 30, 2013, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

a)        Merger with Embotelladoras Coca-Cola Polar S.A.

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in Chile, servicing territories in the II, III, IV, XI and XII regions; in Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western zone of the province of Buenos Aires; and in Paraguay, servicing the whole country.  The merger was made in order to reinforce the Company’s leading position among other Coca-Cola bottlers in South America.

The merger with Polar is accounted for as an acquisition of Polar by the Company.  Prior to closing, the merger was approved by the shareholders of both companies, the Chilean Superintendence of Securities and Insurance, and the Coca-Cola Company.   The terms of the merger prescribes the newly issued shares of the Company to be exchanged at a rate of 0.33269 Series A shares and 0.33269 Series B shares for each share of Polar.

Prior to the finalization of the merger and the approval of the shareholders at the Shareholders´Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed from 2011 results. Dividends distributed by the Company and Polar amounted to Ch$28,155,862,307 and  Ch$29,565,609,857, respectively, which represented Ch$35.27 per each Series A share and Ch$38.80 per each Series B share.

The physical exchange of shares took place on October 16, 2012, when the former shareholders of Polar obtained a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the Company took actual controls over day-to-day operations of Polar as of October 1, 2012, when it began to consolidate Polar’s operational results. As a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interests in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. in addition to its existing ownership interests in those entities.  The Company’s current ownership enables it to exercise controls over these entities, and thus, consolidate them into its consolidated financial statements from October 1, 2012.

As part of the business combination, the Company obtained controls over Vital Jugos S.A. and Vital Aguas S.A. because of the combination of its news shares and existing shares in these entities. Under IFRS 3, because the business combination of Vital Jugos S.A. and Vital Aguas S.A, and Envases Central S.A. was achieved in stages, carrying value of the Company´s previously held equity interest in these entities is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in the income statement of the period in which control is obtained. The Company has not recognized any gain or loss in its 2012 income statement due to the fact that carrying values of these investments were not significantly different from their fair values.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$461,568,641 based on a share price of Ch$2,220 per Series A share and Ch$2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions. Transaction related costs of Ch$4,517,661 were expensed as incurred, and recorded as a component of other expenses by function in the Company’s accompanying consolidated income statement.

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to ThCh$4,760,888	66,536,012
Property, plant and equipment	153,012,024
Other non-current assets	15,221,922
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total Assets	694,163,878
Indebtedness	(99,924,279)
Other liabilities (includes deferred taxes of ThCh$81,672,940)	(149,131,027)
Total liabilities	(249,055,306)
Net assets acquired	445,108,572
Goodwill	16,460,068
Total consideration excluding non-controlling interests (purchase price)	461,568,640

The Company determines the fair value of its distribution rights, property, plant and equipment using third-party valuations.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the cash generating units of the Company in Chile (ThCh$8,503,023), Argentina (ThCh$1,041,633), and Paraguay (ThCh$6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

Condensed financial information of Polar for the period between January 1, 2012 and September 30, 2012 is as follows:

ThCh$
Net sales	233,679,974
Income before taxes	6,449,689
Net income	6,444,237

The proforma consolidated statement of income for the period between January 1 and September  30, 2012 is as follows:

ThCh$
Net sales	1,023,691,846
Income before taxes	79,866,623
Net income	55,740,310

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                               Periods covered

These consolidated financial statements encompass the following periods:

Consolidated interim statements of financial position: For the period ended at September 30, 2013 and December 31, 2012.

Consolidated interim statements of income by function and comprehensive income: For the periods from January 1 to September 30, 2013 and 2012 and for the interim three-month periods between April 1 and September 30, 2013 and 2012 .

Consolidated interim statements of cash flows: For the periods from January 1 to September 30, 2013 and 2012, using the “direct method”.

Consolidated interim statements of changes in equity:  For the periods between January 1 and  September 30, 2013 and 2012 .

The consolidated interim financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, unless otherwise stated.

2.2                               Basis of preparation

The Company’s Consolidated Interim Financial Statements for the periods ended September 30, 2013, and December 31, 2012 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise the consolidated statements of financial position of Embotelladora Andina S.A. and its subsidiaries as of September 30, 2013 and December, 31 2012, consolidated statements of income by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows in Spanish language, for the periods ended September 30, 2013 and 2012, which were approved by the Board of Directors during their meeting held on November 19, 2013.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country, adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards to be in accordance with IFRS.

2.3                               Basis of consolidation

2.3.1                             Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Parent Company and those companies under it controls (its subsidiaries). The Company has control when it has the power to govern the financial and operating policies of a company as well as to obtain benefits from its activities. They include assets and liabilities as of September 30, 2013 and  December 31, 2012 and results of operations and cash flows for the periods ended September 30, 2013 and 2012. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, equity securities and liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the acquisition cost and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The equity attributable for non-controlling interests and the results of the consolidated subsidiaries are recorded in equity under “non-controlling interests”, in the Consolidated Statement of Financial Position and under “net income attributable to non-controlling interests” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		09-30-2013			12-31-2012
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A. (1)	0.92	99.07	99.99	—	99.98	99.98
Foreign	Coca Cola Polar Argentina S.A. (1)	—	—	—	5.00	94.99	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	—	—	—
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.5	—	66.50
96.845.500-0	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

(1)         On January 1, 2013, Embotelladora del Atlántico S.A absorbed Coca-Cola Polar Argentina S.A.

2.3.2                     Investments under equity method of accounting

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure with the policies adopted by the Company.

2.4                               Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                  Chilean operations

•                  Brazilian operations

•                  Argentine operations

•                  Paraguayan operations

2.5                               Foreign currency translation

2.5.1                     Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                     Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities dominated in foreign currencies at the closing exchange rates are recognized in the income statement by function.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF ¨Unidad de Fomento	Paraguayan Guaraní	€ Euro
09.30.2013	504.20	226.10	87.04	23,091.03	0.1142	682.00
12.31.2012	479.96	234.87	97.59	22,840.75	0.1100	634.45
09.30.2012	473.77	233.32	100.87	22,591.05	0.1100	609.35

2.5.3                     Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(iv)                  Assets and liabilities for each statement of financial position are translated at the closing exchange rate as of the reporting date;

(v)                     Income and expenses of each income statement are translated at average exchange rates for the period; and

(vi)                  All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil Segment)	R$ Brazilian Real
Embotelladora del Atlántico S.A. (Argentina Segment)	A$ Argentine Peso
Andina Empaques Argentina S. A. (Argentina Segment)	A$ Argentine Peso
Paraguay Refrescos S. A. (Paraguay Segment)	G$ Paraguayan Guaraní

In the consolidation, the translation differences arising from the translation of a net investment in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                               Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditure that is directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatement of opening balances (attributable cost) at January 1, 2009, in accordance with exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The other repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items available for sale and that meet the conditions under IFRS 5 “Non-Current Assets Available for Sale” are recorded separately from property, plant and equipment and are stated under current assets at the lower value between carrying amount and fair value less costs to sell.

2.7                               Intangible assets and Goodwill

2.7.1                     Goodwill

Goodwill represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date.  Goodwill is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is allocated to each of the cash-generating units (CGU) in order to test for impairment. The allocation is made to CGUs that are expected to benefit from the synergies of the business combination.

2.7.2                     Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Chile and Paraguay which were acquired during the Polar merger, as discussed in Note 1 b). Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions. They are subject to impairment tests on an annual basis.

2.7.3                     Water rights

Water rights that have been paid for are included in the Company´s intangible assets and carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.8                               Impairment losses

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill, that are impaired, are reviewed at each reporting date for possible reversal of the impairment.

2.9                               Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

2.9.1                     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they incur.

2.9.2                     Loans and receivables

Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost.

2.9.3                     Available for sale

Other financial assets include to bank deposits that the Company’s management has intention and ability to hold until their maturities. They are recorded in current assets as they mature in less than 12 months from the reporting date. They are recorded at their amortized cost less impairment.

Accrued interest is recognized in the consolidated income statement under finance income during the period in which they incur.

2.10                        Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate the risks relating to changes in foreign currency and exchange rates associated with loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss, as well as its classification, depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged.

Prior to January 1, 2013, the Company’s derivatives agreements did not qualify for hedge accounting pursuant to IFRS requirements. Therefore, the changes in fair value were immediately recognized in the income statement under “other income and losses”.

For the period ended September 30, 2013, the Company´s derivative agreements qualify for hedge accounting and designates derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedges). The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.

The Company does not designate derivatives as hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge) or hedges of a net investment in a foreign operation (net investment hedge).

The full fair value of a hedging derivative is classified as a non-current financial asset or liability when the remaining hedged item is more than 12 months, and as a current financial current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current financial asset or liability.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

2.10.1              Derivative financial instruments designated for hedging

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the heritage, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

2.10.2              Derivative financial instruments not designated for hedging

Derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify for hedge accounting pursuant to IFRS requirements. Therefore, the changes in fair value are immediately recognized in the income statement under “other income and losses”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records an asset as of September 30, 2013 and a liability as of December 31, 2012 based on its derivative foreign exchange contracts, and these are classified within the other financial assets (current assets) and other current financial liabilities (current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the assets or liabilities that are not based on information observable market data.

During the period ended September 30, 2013, there were no transfers of items between fair value measurement categories; all of which were valued during the period using Level 2.

2.11                        Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expenses. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                        Trade receivable

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision is made for impairment of trade receivables when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13                        Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14                        Other financial liabilities

Bank borrowings are initially recognized at fair value, net of transaction costs. These liabilities are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.15                        Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs incur.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                        Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be ultilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries and associates in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

2.17                        Employee benefits

The Company provides for post-retirement compensation to its retirees according to their years of service and the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The gains or losses arising from changes in assumptions (turnover, mortality, retirement, and other rates) are recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision account for the cost of vacation and other employee benefits on an accrual basis. These liabilities are recorded under provisions.

2.18                        Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

2.19                        Leases

c)              Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

d)             Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

2.20                        Deposits for returnable containers

This liability comprises of cash collateral received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and cases in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or case.

Deposits for returnable containers are presented as current liability because the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                        Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue presents amounts receivable for goods supplied net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                        Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company, related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contribution received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment. In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                        Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the Company´s consolidated financial statements, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.24                        Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1              Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful lives (such as distribution rights) have suffered any. The recoverable amounts of cash generating units are determined based on value-in-use calculations.  The key variables used in the calculations include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. The risk free discounted Brazil, Argentina and Paraguay ; and there was an excess of the value-in-use over the respective assets, including goodwill in the Brazilian , Argentine  and Paraguayan  subsidiaries.

2.24.2              Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are the current prices in the active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

The Company estimated the fair value of the intangible assets acquired from the Polar merger based on the multiple period excess earning method, which implies the estimation of future cash flows generated by those intangible assets, adjusted by cash flows that are generated from assets other than those intangible assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows amounts, cash flows from other assets and a discount rate.

Other assets acquired and liabilities assumed in the business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3              Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors. The balance of the Company’s trade receivables was ThCh$150,078,822 at September 30, 2013 (ThCh$159,540,993 at December 31, 2012), net of an allowance for doubtful accounts provision of ThCh$2,324,884 at September 30, 2013 (ThCh$1,486,749 at December 31, 2012). Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.24.4              Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and  computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s  estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of projected discounted cash flows (excluding interests) is lower than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.24.5              Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed returned if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or case. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                        New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

c)              The following standards, amendments and interpretations are mandatory for the first time for financial years beginning on January 1, 2013

Standards and interpretations	Mandatory for the years beginning from

IAS 19 Revised “Employee Benefits”

Issued in June 2011, it supersedes IAS 19 (1998). This revised standard modifies how to recognize and measure expenses for defined benefit plans and termination benefits. Essentially, this modification eliminates the corridor method or fluctuation band and requites that the actuarial fluctuation of the period be recognized in Other Comprehensive Income. Additionally it includes modifications to disclosures of all employee benefits.

01/01/2013

IAS 27 “Separate Financial Statements”

Issued in May 2011, it supersedes IAS 27 (2008). The change of this standard is restricted only to separate financial statements. Under this change, the definition of control and consolidation were removed and included under IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the modification to IAS 28.

01/01/2013

IFRS 10 “Consolidated Financial Statements”

Issued in May 2011, it replaces the SIC-12 “Consolidation of special purpose entities” and guidance on control and consolidation of IAS 27 “Consolidated financial statements”. It provides clarifications and new parameters for the definition of control, as well as the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, IFRS 12 and amendments to IAS 27 and 28.

01/01/2013

IFRS 11 “Joint Agreements”

Issued in May 2011, it replaces IAS 31 “Interests in joint ventures” and SIC-13 “Jointly controlled entities”. It provides a more realistic reflection of the joint agreements focusing on the rights and obligations arising from the agreements rather than its legal form. Some of the modifications include the elimination of the concept of jointly controlled assets and the option of proportional consolidation of entities under joint agreements. Early adoption is permitted in conjunction with IFRS 10, IFRS 12 and amendments to IAS 27 and 28.

01/01/2013

IFRS 13 “Fair Value Measurement”

Issued in May 2011, it brings together in a single standard the source of fair value measurement of assets and liabilities and disclosure requirements, and incorporates new concepts and clarifications for their measurement.

01/01/2013

IFRIC 20 ““Stripping Costs” in the production phase of a surface mine”

Issued in October 2011, it regulates the recognition of costs for the removal of mine waste materials “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. In addition, interpretation requires mining entities reporting under to write-off existing “Stripping Costs” assets to opening retained earnings if they cannot be attributed to an identifiable component of a deposit .

01/01/2013

Amendments and improvements	Mandatory for the years beginning from

IAS 1 “Presentation of Financial Statements”

Issued in June 2011, the main modification of this amendment is a requirement for entities to group items presented in Other Comprehensive Income on the basis whether they are potentially reclassifiable to income statement subsequently. Early adoption is permitted.

07/01/2012

IAS 28 “Investments in Associates and Joint Ventures”

Issued in May 2011, it regulates the accounting treatment of these investments through the application of the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and amendment to IAS 27.

01/01/2013

IFRS 7 “Financial Instruments: Disclosures”

Issued in December 2011, it includes improvements in current disclosures of offsetting financial assets and liabilities, in order to increase the convergence between IFRS and U.S. GAAP. These disclosures focus on quantitative information on the recognized financial instruments that are offset in the financial statement. Early adoption is permitted

01/01/2013

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

Issued in March 2012, it provides an exception for retroactive application to the recognition and measurement of the loans received from the Government with interest rates below market, at the date of transition. Early adoption is permitted.

01/01/2013

Improvements to International Financial Reporting Standards Issued in May 2012.	01/01/2013

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — it clarifies that an entity may apply IFRS 1 more than once, under certain circumstances.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — It clarifies that an entity may chose to adopt IAS 23, “Borrowing Costs” on the transition date or since a previous date”

IAS 1 “Presentation of Financial Statements” - It clarifies requirements of comparative information when the entity presents a third balance column.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — As a consequence of the previous amendment to IAS 1, it clarifies that an entity adopting IFRS for the first time can deliver information in notes for all periods presented.

IAS 16 “Property, Plant and Equipment” — It clarifies that the spare parts and service equipment will be classified as Property, Plant and Equipment rather than inventory, as they meet the definition of Property, Plant and Equipment.

IAS 32 “Presentation of Financial Instruments” — It clarifies the treatment of income tax relative to distribution and transaction costs.

IAS 34 “Interim Financial Information” — It clarifies then presentation requirements of assets and liabilities by segments during interim periods, ratifying the same applicable requirements to the annual financial statements.

IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Agreements” and IFRS 12, “Disclosure of Interest in Other Entities”

Issued in July 2012 — They clarify transitional provisions for IFRS 10, indicating that it is necessary to apply them the first day of the annual period in which the standard is adopted. Therefore, it may be necessary to make modifications to the comparative information presented in that period, if the evaluation of control over investment differs from what was recognized according to IAS 27/SIC 12.

The adoption of standards, amendments and interpretations previously described, does not have a material impact on the consolidated financial statements of the Company.

d)             New standards, interpretations and amendments issued, not applicable for the year 2013, for which early adoption of the same has been taken, are as follows.

Standards and interpretations	Mandatory for periods beginning on

IFRS 9 “Financial Instruments”

Issued in December 2009 - It modifies the classification and measurement of financial assets. Subsequently this standard was modified in November 2010 to include the treatment and classification of financial liabilities. Early adoption is permitted.

01/01/2015

IFRIC 21“Levies”

Issued in May 2013 - It defines a levy as an outflow of resources embodying economic benefits imposed by the Government to the entities in accordance with the legislation in force. It indicates the accounting treatment for a liability to pay a levy if that liability is within the scope of IAS 37. It states when a liability should be recognized for levies imposed by a public authority to operate in a specific market. It proposes that the liability is recognized when there is a source of obligation and payment cannot be avoided. The source of the obligation may occur at a certain date or gradually over time. Early adoption is permitted.

01/01/2014

Amendments and improvements	Mandatory for periods beginning on

IAS 32 “Presentation of Financial Instruments”

Issued in December 2011 - It clarifies the requirements for offsetting financial assets and liabilities in the financial statement. Specifically, it indicates that the offsetting right must be available on the date of the financial statement and not be dependent on a future event. It also indicates that it must be legally obligatory for counterparts both in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Early adoption is permitted.

01/01/2014

IAS 36 “Impairment of Assets”

Issued in May 2013 - It modifies the information disclosure of the recoverable amount of non-financial assets by aligning them with the requirements of IFRS 13. It requires disclosure of information about the recoverable amount of assets that are impaired if that amount is based on fair value less selling costs. Additionally, it requires among other things, that discount rates used in determining present values of the recoverable amount must be disclosed. Early adoption is permitted.

01/01/2014

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not significantly impact the consolidated financial statements of the Company in the period of its first application.

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s  strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan  operations

The four operating segments conduct their businesses through the production and sale of soft drinks, other beverages, and packaging.

The income and expense relating to corporate management are assigned to the Chilean operation in the operating segment.

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended September 30, 2013	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Eliminations intercountries	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
Net sales	338,542,264	305,612,579	324,479,255	79,082,975	(1,496,013)	1,046,221,060
Finance income	1,116,684	18,071	1,151,817	114,225	—	2,400,797
Finance costs	(9,530,053)	(3,589,453)	(3,073,036)	(299,326)	—	(16,491,868)
Finance income, net	(8.413.369)	(3,571,382)	(1,921,219)	(185,102)	—	(14,091,072)
Depreciation and amortization	(26.731.018)	(11,501,360)	(12,471,399)	(7,688,927)	—	(58,392,704)
Total expenses	(293,362,623)	(281,858,477)	(279,415,682)	(64,825,542)	1,496,013	(917,966,311)
Net income of the segment reported	10,035,254	8,681,360	30,670,955	6,383,404	—	55,770,973

Share of profit of associates using equity method of accounting	29,854	—	470,177	—	—	500,031
Income tax expense	4,853,414	3,361,589	12,664,924	740,557	—	21,620,484

Segment assets, total	825,873,960	200,851,916	350,679,142	266,609,703	—	1,644,014,721
Investments in associates using equity method of accounting	17,494,271	—	54,965,138	—	—	72,459,409
Capital expenditures and other	41,632,284	36,211,149	44,980,654	13,527,236	—	(136,351,323)
Segment liabilities, total	441,219,182	118,507,802	176,746,764	41,010,614	—	777,484,362

Cash flows generated from (used in) Operating Activities	49,743,388	8,901,016	45,641,373	14,029,594	—	118,315,371
Cash flows used in Investing Activities	(58,148,593)	(35,736,658)	(41,171,130)	(13,527,236)	—	(148,583,617)
Cash flows generated from (used in) Financing Activities	48,524,655	22,464,578	(1,905,102)	(4,121,896)	—	64,962,235

For the period ended September 30, 2012	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Net sales	238,989,393	201,673,848	327,876,104	768,539,345
Finance income	615,013	283,541	1,124,009	2,022,563
Finance costs	(4,704,486)	(1,524,993)	(423,864)	(6,653,343)
Finance income, net	(4,089,473)	(1,241,452)	700,145	(4,630,780)
Depreciation and amortization	(15,700,651)	(7,502,777)	(12,434,600)	(35,638,028)
Total expenses	(208,121,919)	(184,621,328)	(286,562,867)	(679,306,114)
Net income of the segment reported	11,077,350	8,308,291	29,578,782	48,964,423

Share of profit of associates using equity method of accounting	924,498	—	833,815	1,758,313
Income tax expense	4,675,564	4,865,295	14,416,325	23,957,184

Segment assets, total	332,546,927	117,504,435	272,584,691	722,636,053
Investments in associates using equity method of accounting	40,309,277	—	20,761,014	61,070,291
Capital expenditures and other	39,763,916	22,646,998	24,300,332	86,711,246
Segment liability, total	172,581,636	63,546,441	74,873,499	311,001,576

Cash flows generated from Operating Activities	40,214,241	6,689,444	44,452,938	91,356,623
Cash flows used in Investing Activities	(25,111,881)	(21,235,268)	(24,298,264)	(70,645,413)
Cash flows generated from (used in) Financing Activities	(10,810,139)	12,255,743	(241,332)	1,204,272

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of September 30, 2013 and December 31, 2012:

Description By item	09.30.2013	12.31.2012
	ThCh$	ThCh$
Cash	763,131	871.173
Bank balances	11,100,753	24.171.486
Time deposits	49,947,300	783.223
Money market funds	28,023,359	29.696.373
Total cash and cash equivalents	89,834,543	55.522.255

By currency	ThCh$	ThCh$
Dollar	5,515,503	5,067,208
Argentine Peso	570,925	5,181,955
Chilean Peso	52,544,166	14,089,380
Paraguayan Guaraní	4,101,760	6,112,524
Brazilian Real	27,102,189	25,071,188
Total cash and cash equivalents	89,834,543	55,522,255

4.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at September 30, 2013 and December 31, 2012:

Placement date	Institution	Currency	Principal	Annual Rate	Balance 09.30.2013
			ThCh$	%	ThCh$
07-12-2013	Banco de Chile	Chilean Pesos	1,500,000	5.04%	1,516,800
09-05-2013	Banco de Chile	Chilean Pesos	10,500,000	5.16%	10,537,625
09-05-2013	Banco HSBC - Chile	Chilean Pesos	10,500,000	5.16%	10,537,625
09-05-2013	Banco BBVA - Chile	Chilean Pesos	10,500,000	5.04%	10,536,745
09-05-2013	Banco Santander-Chile	Chilean Pesos	10,500,000	5.16%	10,537,625
09-13-2013	Banco del Estado -Chile	Chilean Pesos	4,200,000	5.28%	4,210,472
10-30-2012	Banco del Estado -Chile	Unidades de Fomento	754,479	3.60%	754,479
09-18-2013	Banco Votorantim -Brasil	Brazilian Real	16,863	8.82%	17,422
09-30-2013	Banco Regional SAECA	Paraguayan Guaraní	1,298,507	3.50%	1,298,507
		Total			49,947,300

Placement date	Institution	Currency	Principal	Annual Rate	Balance 12.31.2012
			ThCh$	%	ThCh$
12-28-2012	Banco Regional SAECA	Paraguayan Guaraní	783,223	3.50	783,223

		Total			783,223

4.2             Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	09.30.2013	12.31.2012
	ThCh$	ThCh$
Mutual fund Soberano Banco Itaú — Brasil	24,252,732	18,235,213
Mutual fund Corporate Banchile — Chile	1,007,728	—
Western Assets Institutional Cash — USA	976,973	3,472,196
Mutual fund Select Banco Itaú — Chile	622,812	—
Mutual fund Corporate Banco Itaú — Chile	—	1,989,833
Mutual Fund Competitivo Banco BCI — Chile	512,000	—
Mutual fund Wells Fargo Bank — USA	151,114	137,500
Mutual fund Corporativo Banco BBVA — Chile	500,000	2,081,666
Mutual fund Banco Galicia — Argentina	—	946,885
Mutual fund Patrimonio Banco Caixa Económica Federal - Brasil	—	2,833,080

Total mutual fund	28,023,359	29,696,373

NOTE 5 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at September 30, 2013 and December 31, 2012, other than cash and cash equivalents.  They consist of time deposits with maturities in the short term (more than 90 days),restricted mutual funds and derivative contracts. Detail of financial instruments are detailed as follows:

Time deposits

Placement	Maturity				Annual
date	date	Institution	Currency	Principal	Rate	09.30.2013
				ThCh$	%	ThCh$
07-12-2013	10-22-2013	Banco HSBC - Chile	Chilean Pesos	6,220,000	5.40	6,294,640
09-13-2013	12-17-2013	Banco Santander - Chile	Chilean Pesos	4,300,000	5.28	4,310,721
09-13-2013	12-17-2013	Banco del Estado - Chile	Chilean Pesos	4,300,000	5.28	4,310,721
09-13-2013	12-17-2013	Banco BBVA - Chile	Chilean Pesos	4,200,000	5.28	4,210,472
09-13-2013	02-13-2014	Banco HSBC - Chile	Chilean Pesos	1,650,000	5.40	1,654,208
09-30-2013	03-26-2014	Banco Santander - Chile	Chilean Pesos	1,600,000	5.52	1,600,000
06-06-2013	10-04-2013	Banco BBVA Francés - Argentina	Argentine peso	12,620	16.35	13,276
				Subtotal		22,394,038

Bonds

Institution		09.30.2013
		ThCh$
Bonds Provincia Buenos Aires - Argentina		9,076
	Subtotal	9,076

Derivative contracts

		09.30.2013
		ThCh$
Please see details in Note 20		516,167
	Subtotal	516,167

Total other current financial assets	Total	22,919,281

Time deposits

Placement	Maturity				Annual
date	date	Institution	Currency	Principal	Rate	12.31.2012
				ThCh$	%	ThCh$

03-25-2012	03-20-2013	Banco Votorantim - Brasil	R$	16,480	8.82	17,280
				Total		17,280

Mutual Funds

Institution		ThCh$
Mutual Funds Banco Galicia (1)		111,301
	Subtotal	111,301

Total other current financial assets	Total	128,581

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company.

NOTE 6 —  CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1   Other current non-financial assets

Description	09.30.2013	12.31.2012
	ThCh$	ThCh$
Prepaid expenses	5,114,830	3,513,515
Fiscal credits	3,419,192	14,118,736
Prepaid insurance	675,400	182,015
Custom deposits (Argentina)	72,277	239,879
Other current assets	237,803	148,693
Total	9,519,502	18,202,838

Note 6.2   Other non-current, non-financial assets

Description	09.30.2013	12.31.2012
	ThCh$	ThCh$
Judicial deposits (1)	18,621,418	18,002,490
Prepaid expenses	3,740,026	2,515,235
Fiscal credits	4,819,020	5,880,191
Others	613,110	529,174
Total	27,793,574	26,927,090

(1)       See note 21.2

NOTE 7 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	09.30.2013			12.31.2012
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	95,179,852	(2,281,934)	92,897,918	115,998,388	(1,458,801)	114,539,587
Other current debtors	33,116,799	—	33,116,799	15,782,069	—	15,782,069
Current commercial debtors	128,296,651	(2,281,934)	126,014,717	131,780,457	(1,458,801)	130,321,656
Prepayments suppliers	5,070,519	—	5,070,519	4,021,021	—	4,021,021
Other current accounts receivable	10,902,836	(42,950)	10,859,886	18,502,187	(27,948)	18,474,239
Commercial debtors and other current accounts receivable	144,270,006	(2,324,884)	141,945,122	154,303,665	(1,486,749)	152,816,916

Non-current accounts receivable
Trade debtors	339,502	—	339,502	124,767	—	124,767
Other non-current debtors	7,794,198	—	7,794,198	6,599,310	—	6,599,310
Non-current accounts receivable	8,133,700	—	8,133,700	6,724,077	—	6,724,077

Trade and other receivable	152,403,706	(2,324,884)	150,078,822	161,027,742	(1,486,749)	159,540,993

Aging of debtor portfolio	Number of clients	09.30.2013	Number of clients	12.31.2012
		ThCh$		ThCh$
Up to date non-securitized portfolio	1,611	33,213,021	8,514	59,686,698
1 and 30 days	39,797	54,477,354	30,523	51,451,804
31 and 60 days	960	1,974,075	484	784,192
61 and 90 days	438	738,150	346	951,083
91 and 120 days	345	1,479,956	273	316,787
121 and 150 days	314	346,128	282	34,370
151 and 180 days	469	372,835	264	307,727
181 and 210 days	413	256,673	280	176,493
211 and 250 days	349	453,220	276	251,247
More than 250 days	1,427	2,207,942	1,362	2,162,754
Total	46,123	95,519,354	42,604	116,123,155

	09.30.2013	12.31.2012
	ThCh$	ThCh$
Current comercial debtors	95,179,852	115,998,388
Non-current comercial debtors	339,502	124,767
Total	95,519,354	116,123,155

The movement of allowance for doubtful accounts between January 1 and September 30, 2013 and January 1 and December 31,2012 are presented below:

	09.30.2013	12.31.2012
	ThCh$	ThCh$

Opening balance	1,486,749	1,544,574
Bad debt expense	1,873,334	976,331
Write-off of accounts receivable	(1,096,427)	(843,766)
Decrease due to foreign exchange differences	61,228	(190,390)
Movement	838,135	(57,825)

Ending balance	2,324,884	1,486,749

NOTE 8 —  INVENTORIES

The composition of inventory balances is detailed as follows:

	Current
Description	09.30.2013	12.31.2012
	ThCh$	ThCh$
Raw materials	51,287,267	41,942,176
Finished goods	27,137,547	22,792,255
Spare parts	18,500,869	14,479,488
Merchandise	11,535,100	8,797,194
Supplies	1,334,453	1,125,276
Work in progress	193,182	705,637
Other inventories	916,900	1,504,926
Obsolescence provision (1)	(2,724,021)	(2,027,126)
Total	108,181,297	89,319,826

The cost of inventory recognized as cost of sales is ThCh$627,488,846 and ThCh$462,335,544  at September 30, 2013 and 2012, respectively.

(1)       The provision for obsolescence is primarily related more to the obsolescence of parts classified as inventories than finished goods and raw materials.

NOTE 9 —  CURRENT AND DEFERRED INCOME TAXES

For the period ended September 30, 2013, the Company had a taxable profits fund of ThCh$60,065,814, comprised of profits with credits for first category income tax amounting to ThCh$59,745,125 and profits without credits amounting to ThCh$320,689.

9.1                               Current tax assets

Current tax receivables break down as follows:

Description	09.30.2013	12.31.2012
	ThCh$	ThCh$
Monthly provisional payments	4,966,971	2,319,627
Tax credits (1)	520,886	559,766
Other tax assets	1,845,174	—
Total	7,333,031	2,879,393

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment and donations.

9.2                               Current tax liabilities

Current tax payables correspond to the following items:

Description	09.30.2013	12.31.2012
	ThCh$	ThCh$
Income tax expense	13,261	355,363
Other	—	759,447
Total	13,261	1,114,810

9.3                               Income tax expense

The current and deferred income tax expenses for the periods ended September 30, 2013 and 2012 are detailed as follows:

Item	09.30.2013	09.30.2012
	ThCh$	ThCh$
Current income tax expense	16,905,837	19,225,027
Adjustment to current income tax from the previous fiscal year	(2,480,072)	125,303
Other current income tax expenses	1,394,116	348,643
Current income tax expense	15,819,881	19,698,973
Deferred income tax expenses	5,800,603	4,258,211
Total deferred income tax expenses	5,800,603	4,258,211
Total income tax expense	21,620,484	23,957,184

9.4                               Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	09.30.2013		12.31.2012
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	1,126,419	29,635,382	432,181	29,494,188
Obsolescence provision	849,542	—	637,675	—
Employee benefits	2,380,437	—	1,807,163	—
Post-employment benefits	57,565	419,089	—	277,510
Tax loss carried-forwards (1) and (2)	5,216,533	—	9,026,314	—
Contingency provision	2,159,862	—	2,020,821	—
Foreign exchange differences (Foreign Subsidiaries) (4)	—	7,514,197	—	9,145,349
Allowance for doubtful accounts	392,037	—	350,319	—
Tax resulting from holding inventories (Argentina)	134,217	—	150,486	—
Tax incentives (Brazil) (3)	—	13,305,465	—	10,930,694
Assets and liabilities for placement of bonds	—	148,632	370,245	77,316
Lease liabilities	314,824	—	430,476	—
Inventories	—	187,544	—	127,550
Distribution rights	—	77,065,069	—	76,559,423
Others	475,378	1,050,105	997,372	1,025,648
Subtotal	13,106,814	129,325,483	16,223,052	127,637,678
Net Liabilities	—	116,218,669	—	111,414,626

(1)         Tax losses associated mainly with our subsidiary in Chile - Embotelladora Andina Chile S.A., which is in the process of implementation of their manufacturing and commercial operations, the amount totals to ChTh$4,997,162 and other minor  subsidiaries in Chile ThCh$219,371.  Tax losses in Chile do not have an expiration date.

(2)         Tax losses associated with Ex Coca-Cola Polar Argentina S.A. (currently Embotelladora del Atlántico S.A), which were used during the 2013 period. The outstanding amount as of December 31, 2012 was ThCh$5,280,865.

(3)         This corresponds to tax incentives in Brazil that consist of a tax withholding reduction that are recorded under income statement, but under tax rules they must be recorded in equity, and cannot be distributed as dividends.

(4)         Deferred tax generated by exchange differences upon translation of intercompany accounts with the Brazilian subsidiary - Rio de Janeiro Refrescos Ltda. that are recorded to other comprehensive income, but under tax rules they are taxable in Brazil as they incur.

9.5                 Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	09.30.2013	12.31.2012
	ThCh$	ThCh$

Opening Balance	111,414,626	35,245,490
Increase due to merger	—	76,544,806
Increase in deferred tax liabilities	5,235,274	4,453,994
Decrease due to foreign currency translation	(431,231)	(4,829,664)
Movements	4,804,043	76,169,136
Ending balance	116,218,669	111,414,626

9.6                               Distribution of domestic and foreign tax expenses

As of  September 30, 2013 and 2012, domestic and foreign tax expenses are detailed as follows:

Income tax	09.30.2013	09.30.2012
	ThCh$	ThCh$
Current income taxes
Foreign	(9,983,656)	(16,444,731)
Domestic	(5,836,225)	(3,254,242)
Current income tax expense	(15,819,881)	(19,698,973)

Deferred income taxes
Foreign	(6,783,412)	(3,159,592)
Domestic	982,809	(1,098,619)
Deferred income tax expense	(5,800,603)	(4,258,211)
Income tax expense	(21,620,484)	(23,957,184)

9.7                                       Reconciliation of effective rate

Below is the reconciliation between tax expenses using legal rate and tax expenses using effective rate:

Reconciliation of effective rate	09.30.2013)	09.30.2012
	ThCh$	ThCh$
Net income before taxes	77,391,457	72,921,607
Tax expense at legal rate (20.0%)	(15,478,291)	(14,584,321)
Effect of a different tax rate in other jurisdictions	(7,008,880)	(7,692,026)

Permanent differences:
Non-taxable revenues	2,578,451	1,184,576
Non-deductible expenses	(735,510)	(1,475,496)
Tax Effect of the Use of Previously Unrecognized Tax Losses	43,373	—
Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	98,206	—
Tax effect of change in tax rate	—	(848,018)
Tax effect of tax provided in Excess of Prior Period	(160,820)	—
Other decreases in charges for legal taxes	(957,013)	(541,899)
Adjustments to tax expense	866,687	(1,680,837)

Tax expense at effective rate	(21,620,484)	(23,957,184)
Effective rate	27.9%	32.9%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2013	2012
Chile	20%	20%
Brasil	34%	34%
Argentina	35%	35%
Paraguay	10%	—

NOTA 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	09.30.2013	12.31.2012	09.30.2013	12.31.2012	09.30.2013	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	63,385,329	61,735,710	—	—	63,385,329	61,735,710
Land	67,827,066	57,134,715	—	—	67,827,066	57,134,715
Buildings	167,369,570	163,759,761	(31,250,817)	(31,980,362)	136,118,753	131,779,399
Plant and equipment	358,461,737	346,179,261	(170,849,530)	(169,999,912)	187,612,207	176,179,349
Information technology	13,588,654	12,429,618	(8,433,989)	(6,629,395)	5,154,665	5,800,223
Fixed facilities and accessories	44,325,934	40,282,483	(14,898,568)	(15,443,891)	29,427,366	24,838,592
Vehicles (2)	11,871,782	11,134,161	(2,408,509)	(3,298,464)	9,463,273	7,835,697
Leasehold improvements	742,500	130,240	(172,775)	(120,818)	569,725	9,422
Other property, plant and equipment (1)	325,213,455	294,974,382	(213,748,911)	(183,736,764)	111,464,544	111,237,618
Total	1,052,786,027	987,760,331	(441,763,099)	(411,209,606)	611,022,928	576,550,725

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

(2)         As of December 31, 2012 there were finance lease agreements for vehicles in the subsidiary Rio de Janeiro Refrescos Ltda. and Tetrapak equipment in Argentina.

(1)         The net balance of each of these categories at September 30, 2013 and December 31, 2012 is detailed as follows

Other property, plant and equipment	09.30.2013	12.31.2012
	ThCh$	ThCh$
Bottles	60,487,976	59,983,147
Marketing and promotional assets	35,888,065	40,251,550
Other property, plant and equipment	15,088,503	11,002,921
Total	111,464,544	111,237,618

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile                                      : Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.

Argentina             : Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego

Brazil                                  : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo and Vitoria.

Paraguay                : Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and September 30, 2013 and January 1 and December 31, 2012

For the period ended 09.30.2013	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	70,930,612	13,168,665	4,212,100	10,185,576	687,619	233,395	656,100	7,535	22,603,380	122,684,982
Disposals	—	(467,626)	(407,242)	(1,542,122)	(213)	(700,111)	—	—	(1,315,587)	(4,432,901)
Transfers between items of property, plant and equipment	(67,216,653)	(265,819)	8,626,737	32,273,729	1,363,503	9,233,429	2,259,803	754,207	12,971,064	—
Transfer to (from) investment property	—	—	—	(1,565,232)	—	—	—	—	—	(1,565,232)
Depreciation expense	—	—	(2,926,887)	(20,596,833)	(1,709,079)	(1,501,766)	(1,090,423)	(208,913)	(29,166,165)	(57,200,066)
Increase (decrease) due to foreign currency translation differences	(2,064,340)	(803,568)	(3,647,466)	(5,371,523)	(986,009)	(299,698)	(196,173)	7,474	1,578,459	(11,782,844)
Other increase (decrease)	—	(939,301)	(1,517,888)	(1,950,737)	(1,379)	(2,376,475)	(1,731)	—	(6,444,225)	(13,231,736)
Total movements	1,649,619	10,692,351	4,339,354	11,432,858	(645,558)	4,588,774	1,627,576	560,303	226,926	34,472,203
Ending balance at September 30, 2013	63,385,329	67,827,066	136,118,753	187,612,207	5,154,665	29,427,366	9,463,273	569,725	111,464,544	611,022,928

For the year ended 12.31.2012	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvement, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467
Additions	59,622,568	—	163,015	16,253,430	590,141	33,027	1,623,662	—	50,800,843	129,086,686
Disposals	—	—	—	(425,844)	(32,575)	—	—	—	(712,471)	(1,170,890)
Transfers between items of property, plant and equipment	(62,379,694)	(263,320)	33,207,590	20,739,334	2,326,639	11,403,778	4,676,401	—	(9,710,728)	—
Transfers to assets held for sale, current	—	—	(2,977,969)	—	—	—	—	—	—	(2,977,969)
Additions due to merger (1)	18,267,801	25,288,317	46,717,142	58,602,133	2,068,712	24,765	591,579		40,370,384	191,930,833
Depreciation expense	—	—	(2,958,099)	(20,058,072)	(1,043,395)	(1,645,825)	(728,228)	(11,624)	(26,831,414)	(53,276,657)
Increase (decrease) due to foreign currency translation differences	(1,699,125)	(2,729,259)	(7,833,909)	(8,547,363)	(236,756)	(422,406)	(133,634)	(2,934)	(13,619,288)	(35,224,674)
Other increases (decreases)	—	—	107,067	299,361	(15,883)	(4,956)	(132,887)	—	(2,133,773)	(1,881,071)
Total movements	13,811,550	22,295,738	66,424,837	66,862,979	3,656,883	9,388,383	5,896,893	(14,558)	38,163,553	226,486,258
Ending balance at December 31, 2012	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725

(1)         Corresponds to balances incorporated as of October 1, 2012 as a result of the consolidation of Embotelladoras Coca-Cola Polar S.A. and certain other companies explained in note 1 b).

NOTE 11 — RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of September 30, 2013 and December 31, 2012 are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2013	12.31.2012
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	4,930,949	—
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	3,978,854	4,893,956
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	252,847	358,859
Foreign	Montevideo Refrescos S.A.	Related to Shareholder	Uruguay	Dollars	—	51,215
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	17,890	20,058
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	1,000	301
		Total			9,181,540	5,324,389

11.1.2       Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2013	12.31.2012
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	10,766	7,197

		Total			10,766	7,197

11.2           Accounts Payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2013	12.31.2012
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	—	8,680,945
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine peso	5,378,311	11,624,070
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Brazilian Real	5,868,507	6,721,378
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	4,159,737	5,441,206
Foreign	Coca-Cola Perú	Shareholder	Peru	Dollars	4,673,124	—
Foreign	Leão Júnior S.A.	Associate	Brazil	Brazilian Real	6,993,602	—
Foreign	SRSA Participações Ltda	Associate	Brazil	Brazilian Real	65,881	—
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	211,066	259,613
		Total			27,350,228	32,727,212

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 09.30.2013
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	69,179,140
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,536,533
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	1,856,956
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	1,008,863
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	22,781,024
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	1,984,244
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean pesos	1,790,307
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean pesos	0
96.891.720-K	Embonor S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	12,118,216
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	894,191
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Purchase of concentrates	Brazilian Reais	70,099,813
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Brazilian Reais	461,073
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Brazilian Reais	10,608,567
Extranjera	Sorocaba Refrescos S. A.	Associate	Brazil	Purchase of products	Brazilian Reais	2,721,360
Extranjera	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian Reais	23,352,943
Extranjera	Sistema de Alimentos e Bebidas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilian Reais	20,376,730
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	52,753,761
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	1,263,451
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine pesos	4,912,564
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,012,489
Foreign	Coca-Cola Peru	Related to shareholder	Peru	Purchase of concentrates and marketing expenses recovery	Chilean pesos	274,442
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	655,576
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	8,499,000
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	(8,499,000)

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2012
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	76,756,589
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	3,184,671
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,731,636
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of finished products	Chilean pesos	1,245,309
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	1,016,520
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean pesos	3,686,498
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	28,986,747
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,722,611
96.891.720-K	Embonor S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	10,293,435
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	2,244,302
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Purchase of concentrates	Brazilian Real	78,524,183
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Brazilian Reail	1,335,869
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Brazilian Real	14,502,915
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	68,569,280
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	2,624,656
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine pesos	5,419,055
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,873,336
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	61,042,686
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	59,455,046
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean pesos	223,027
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,358,380
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling charges	Chilean pesos	349,211
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Sale of raw material and materials	Chilean pesos	4,697,898
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	18,656,191
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	14,618,933
96.705.990-0	Envases Central S. A. (1)	Associate	Chile	Sale of raw materials and materials	Chilean pesos	2,479,381
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	4,065,125

(1) Corresponds to transactions generated with Vital Aguas S.A:, Vital Jugos S.A. and Envases Central S.A. up until before taking control over those companies as a result of what has been described in Note 1b)

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	09.30.2013	09.30.2012
	ThCh$	ThCh$
Executive wages, salaries and benefits	3,176,518	3,317,033
Director allowances	1,134,000	924,000
Total	4,310,518	4,241,033

NOTE 12 — EMPLOYEE BENEFITS

As of September 30, 2013 and December 31, 2012, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$6,881,804 and ThCh$8,240,460, respectively.

This liability is included in other non-current non-financial liabilities in the statement of financial position.

Employee benefits expense is allocated between the cost of sales, cost of marketing, distribution costs and administrative expenses.

12.1           Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	09.30.2013	09.30.2012
	ThCh$	ThCh$
Wages and salaries	112,428,704	73,461,236
Employee benefits	24,310,580	18,960,577
Severance and post-employment benefits	2,573,825	1,761,018
Other personnel expenses	5,545,768	4,315,748
Total	144,858,877	98,498,579

12.2           Number of Employees

	09.30.2013	09.30.2012
Number of employees	12,354	7,372
Number of average employees	11,967	6,836

12.3        Post-employment benefits

This item represents post employment benefits which are determined as stated in Note 2.17.

Post-employment benefits	09.30.2013	12.31.2012
	ThCh$	ThCh

Non-current provision	7,888,250	7,037,122
Total	7,888,250	7,037,122

12.4           Post-employment benefits movement

The movements of post-employment benefits for the period ended September 30, 2013 and the year ended December 31, 2012 are detailed as follows:

Movements	09.30.2013	12.31.2012
	ThCh$	ThCh$
Opening balance	7,037,122	5,130,015
Increase due to merger	—	189,921
Service costs	1,044,394	1,500,412
Interest costs	99,485	158,235
Net actuarial losses	1,011,151	1,010,136
Benefits paid	(1,303,902)	(951,597)
Total	7,888,250	7,037,122

12.5           Assumptions

The actuarial assumptions used at September 30, 2013 and December 31, 2012 were:

Assumption	09.30.2013	12.31.2012

Discount rate (1)	3.8%	5.1%
Expected salary increase rate (1)	3.1%	4.4%
Turnover rate	5.2%	5.4%
Mortality rate (2)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTA 13 — INVESTMENTS IN ASSOCIATES USING EQUITY METHOD OF ACCOUNTING

13.1           Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	09.30.2013	12.31.2012	09.30.2013	12.31.2012
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean Peso	17,494,271	17,848,010	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (4)	Brazil	Brazilian Real	20,901,289	—	9.57%	—
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilian Real	1,158,756	1,172,641	11.32%	11.31%
Foreign	SRSA Participacoes Ltda. (4)	Brazil	Brazilian Real	87,997	—	40.00%	—
Foreign	Sistema de Alimentos de Bebidas Do Brasil Ltda. (2) and (4)	Brazil	Brazilian Real	—	9,587,589	—	5.74%
Foreign	Sorocaba Refrescos S.A.(3)	Brazil	Brazilian Real	32,817,096	34,709,914	40.00%	40.00%
Foreign	Holdfab2 Participacoes Societarias Ltda. (4)	Brazil	Brazilian Real	—	9,761,907	—	36.40%

	Total			72,459,409	73,080,061

(1)             In these companies, regardless of the percentage of ownership interest held in 2011, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held,it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(3)             Corresponds to the purchase of a 40% ownership interest in the Brazilian company during the last quarter of 2012.

(4)             During the year 2013 through corporate restructuring that occurred in Brazil, interests held in Sistema de Alimentos de Bebidas Do Brasil Ltda. and Holdfab 2 Participacoes Societarias Ltda., were merged into a new company called Leao Alimentos e Bebidas Ltda. Proceeds from the transaction increased value generated in the associated investment in Brazil that took up other income according to ThCh$ $ 7,068,820 Subsequently and according to the current sales volume of Rio de Janeiro Refrescos Ltda., part of the investment in the new company was sold to the rest of the bottlers for an amount of ThCh$ 3,809,524 at carrying value, and consequently eliminating the proportional part of the excess value obtained in the corporate restructuring for an amount of ThCh$1,585,705.

13.2                                Movement

The movement of investments in associates using equity method of accounting is shown below, for the period ended September 30, 2013 and the year ended December 31, 2012:

Details	09.30.2013	12.31.2012
	ThCh$	ThCh$
Opening Balance	73,080,061	60,290,966
Capital increases in equity investees	—	2,380,320
Acquisition of Sorocaba Refrescos S.A. (40%)	—	34,513,444
Investment in Holdfab 2 Soc Participacoes Ltda and SABB in exchange for interest in the new company Leao Alimentos e Bebidas Ltda.	(19,349,496)	—
Increase in interest in new company Leao Alimentos e Bebidas Ltda. By 9.57%	15,217,069	—
Dividends received	(1,686,484)	(402,148)
Share of profit	994,433	2,409,110
Amortization of property plant and equipment sold to Envases CMF	63,950	85,266
Amortization of Fair Value in Vital Jugos S. A.	—	(77,475)
Other increases (decreases) Investments in associates	5,803,653	—
Decrease due to foreign currency translation differences	(1,663,777)	(3,652,740)
Deconsolidation of certain investments under equity method of accounting due to Polar merger (1)	—	(22,466,682)
Ending Balance	72,459,409	73,080,061

(1)    Corresponds to the proportional equity value recorded as of September 30, 2012 for the equity investees Vital Aguas S.A. Vital Jugos S.A. and Envases Central, as explained in note 1 b) as a result of the merger with Embotelladoras Coca-Cola Polar, they are now considered subisidiaries and are incorporated into the Company´s consolidation as of October 1, 2012.

The main movements for the periods ended 2013 and 2012 are detailed as follows:

•             During the period 2013, Envases CMF S.A. has distributed dividends of ThCh$1,340,492.

•             During the period 2013,  Sorocaba Refrescos S.A.  has distributed  dividends of ThCh$ 744,539.

•             During the first quarter of 2013, there is a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda. and Sistema de Alimentos de Bebidas Do Brasil Ltda. into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

•             In November 2012, pursuant the Shareholders’ Agreements, Coca-Cola Embonor S.A. purchased 7.1% ownership interest in Vital Aguas S.A. at carrying amount and 7.0% ownership interest in Vital Jugos S.A. at carrying amount. The disbursements received for these transactions amounted to ThCh$2,112,582.

•             Subsequent to the merger with Embotelladoras Coca-Cola Polar S.A., detailed in Note 1b), on October 1, 2012, the Company acquired control of Vital Jugos  S.A., Vital Aguas S.A. and Envases Central S.A.. Subsequent to the merger, the Company holds 72.0%, 73.6% and 59.27% ownership interest in these entities, respectively.

On August 30, 2012, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. in Brazil, and Renosa Industria Brasileira de Bebidas S.A. (the other shareholder of this subsidiary) signed a promissory purchase agreement containing the conditions leading to the acquisition by RJR of 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A. which is equivalent to 40% of the total shares of Sorocaba.  The promissory agreement should be fulfilled within a period of 180 days. The agreement was materialized during the month of October with a payment of 146.9 million reals.

•             In accordance with the Special Shareholders’ Meeting of our equity investee, Vital Jugos S.A., held on April 10, 2012, a capital increase was agreed in the amount of ThCh$6,960,000, with 60% of the increase being paid on May 15, 2012 and the balance thereof will be paid during the course of the year. The Company met that capital increase in the percentage of the outstanding ownership at that date of 57% contributing ThCh$2,380,320.

13.3 Reconciliation of share of profit in investments in associates:

Details	09.30.2013	09.30.2012
	ThCh$	ThCh$
Share of profit of associates	994,433	2,207,681

Non-realized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(473,662)	(435,842)
Amortization of gain on sale of property plant and equipment to Envases CMF	63,950	63,949
Amortization of fair value adjustments related to Vital acquisition	(84,690)	(77,475)
Income Statement Balance	500,031	1,758,313

13.4              Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of September 30, 2013:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	55,669,562	38,594,752	10,236,676	2,541,030	344,692,697
Total liabilities	19,359,390	18,624,848	42	2,321,038	187,194,592
Total revenue	29,170,154	4,996,317	230,101	—	208,765,567
Net income (loss) of associate	1,048,513	176,680	230,101	215,470	6,489,379

Reporting date	09/30/2013	08/31/2013	08/31/2013	08/31/2013	08/31/2013

NOTA 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	September 30, 2013			December 31, 2012
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Water rights	485,019	(84,322)	400,697	497,998	(90,041)	407,957
Distribution rights (1)	465,038,236	—	465,038,236	459,320,270	—	459,320,270
Software	15,908,107	(9,374,955)	6,533,152	13,597,796	(8,743,750)	4,854,046
Total	481,431,362	(9,459,277)	471,972,085	473,416,064	(8,833,791)	464,582,273

(1)         In accordance with what has been described in note 1b) corresponds to the rights to produce and distribute products under the Brand of Coca-Cola in the franchise territories maintained by Embotelladoras Coca-Cola Polar S.A. in Chile, Argentina and Paraguay.  Such distribution rights are not subject to amortization and are composed as follows:

	09.30.2013	12.31.2012
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Paraguay	162,609,819	156,627,248
Argentina	2,122,690	2,387,295
Total	465,038,236	459,320,270

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to September 30, 2013 and January 1 to December 31, 2012:

	September 30, 2013				December 31, 2012
Description	Distribution Rights	Water rights	Software	Total	Distribution Rights	Water rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	459,320,270	407,957	4,854,046	464,582,273	—	422,463	716,394	1,138,857
Additions	—	—	2,948,755	2,948,755	—	—	3,506,266	3,506,266
Increase due to merger	—	—	—	—	459,393,920	—	1,083,184	460,477,104
Amortization	—	(4,015)	(1,192,638)	(1,196,653)	—	(6,585)	(547,481)	(554,066)
Other increases (decreases)	5.717.966	(3,245)	(77,011)	5,637,710	(73,650)	(7,921)	95,683	14,112
Ending balance	465,038,236	400,697	6,533,152	471,972,085	459,320,270	407,957	4,854,046	464,582,273

14.2                                Goodwill

Movement in goodwill is detailed as follows:

Period ended September 31,2013

Cash generating unit	01.01.2013	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	09.30.2013
	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Chile operation	8,503,023	—	—	—	8,503,023
Brazilian operation	35,536,967	—	—	(1,289,245)	34,247,722
Argentine operation	13,837,339	—	—	(1,498,652)	12,338,687
Paraguayan operation	6,915,412	—	—	264,142	7,179,554
Total	64,792,741	—	—	(2,523,755)	62,268,986

Year ended December 31, 2012

Cash generating unit	01.01.2012	Additions (1)	Diposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2012
	ThCh $	ThCh $	ThCh $	ThCh $	ThCh$
Chile operation	—	8,503,023	—	—	8,503,023
Brazilian operation	41,697,004	—	—	(6,160,037)	35,536,967
Argentine operation	15,855,174	1,041,633	—	(3,059,468)	13,837,339
Paraguayan operation	—	6,915,412	—	—	6,915,412
Total	57,552,178	16,460,068	—	(9,219,505)	64,792,741

(1)             As explained in note 1b), this corresponds to goodwill generated in the fair value valuation of assets acquired and liabilities assumed from the merger with Embotelladoras Coca-Cola Polar S.A.

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	09.30.2013	12.31.2012
	ThCh$	ThCh$
Bank loans	65,604,452	87,278,613
Bonds payable	11,281,322	4,376,648
Deposits in guarantee	14,528,622	13,851,410
Forward contract obligations (see note 20)	—	394,652
Leasing agreements	296,356	346,696
Total	91,710,752	106,248,019

Non-current	09.30.2013	12.31.2012
	ThCh$	ThCh$
Bank loans	48,937,587	46,353,758
Bonds payable	235,892,394	126,356,040
Leasing agreements	1,377,853	1,170,397
Total	286,207,834	173,880,195

15.1.1  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	09.30.2013	12.31.2012
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	6.60%	6.60%	—	—	—	9,171,557
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	5.76%	5.76%	353,285	330,000	683,285	671,827
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	6.82%	6.82%	—	—	—	2,323,515
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	6.39%	6.39%	—	1,900,974	1,900,974	32,069
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	6.84%	6.84%	—	—	—	2,695,242
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	6.49%	6.49%	—	—	—	384,618
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Dollars	At maturity	3.36%	3.36%	—	—	—	1,452,145
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	6.84%	6.84%	—	—	—	2,828,742
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	5.86%	5.86%	32,076	—	32,076	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.951.000-4	Banco HSBC	Chile	Chilean Pesos	At maturity	6.80%	6.80%	—	—	—	7,562,333
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Unidades de Fomento	At maturity	3.84%	3.84%	17,688	23,679,851	23,697,539	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean Pesos	At maturity	6.85%	6.85%	—	—	—	10,694,653
91.144.000-8	Embotelladora Andina S.A.	Chile	97,036,000-K	Banco Santander	Chile	Chilean Pesos	At maturity	4.30%	4.30%	—	—	—	5,031,567
91.144.000-8	Embotelladora Andina S.A.	Chile	97,036,000-K	Banco Santander	Chile	Chilean Pesos	At maturity	6.83%	6.83%	—	—	—	10,335,540
91.144.000-8	Embotelladora Andina S.A.	Chile	97,036,000-K	Banco Santander	Chile	Chilean Pesos	At maturity	6.80%	6.80%	—	—	—	7,018,620
91.144.000-8	Embotelladora Andina S.A.	Chile	97,036,000-K	Banco Santander	Chile	Dollars	At maturity	2.20%	2.20%	—	—	—	4,832,261
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean Pesos	At maturity	6.25%	6.25%	—	—	—	7,521,185
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean Pesos	Semiannually	4.29%	4.29%	—	205,884	205,884	674,516
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco de la Ciudad de Bs.As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	—	382,976	382,976	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	14.80%	9.90%	220,562	644,741	865,303	949,545
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	82,211	164,022	246,233	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación	Argentina	Argentine peso	At maturity	18.85%	18.85%	1,648,680	4,177,920	5,826,600	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.00%	15.00%	28,182	73,440	101,622	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine peso	Monthly	15.00%	15.00%	—	—	—	27,447
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	14.50%	14.50%	—	—	—	645,870
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	137,500	439,552	577,052	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	16.75%	16.75%	8,135,667	—	8,135,667	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	56,785	149,369	206,154	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Macro Bansud	Argentina	Argentine peso	At maturity	16.40%	16.40%	4,319,351	—	4,319,351	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Patagonia	Argentina	Argentine peso	At maturity	12.50%	12.50%	—	—	—	3,896,499
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Patagonia	Argentina	Argentine peso	At maturity	17.00%	17.00%	3,479,445	—	3,479,445	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santander Río	Argentina	Argentine peso	Quarterly	15.25%	15.25%	6,546	193,403	199,949	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	BBVA Banco Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	52,171	140,886	193,057	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	BBVA Banco Francés	Argentina	Argentine peso	At maturity	17.50%	17.50%	865,880	—	865,880	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.00%	15.00%	87,365	257,856	345,221	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Monthly	15.00%	15.00%	—	—	—	96,370
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	22,560	274,720	297,280	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Nuevo Banco de Santa Fe	Argentina	Argentine peso	At maturity	16.50%	16.50%	6,011,417	—	6,011,417	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Nuevo Banco Santa Fe	Argentina	Argentine peso	At maturity	12.85%	12.85%	—	—	—	6,500,755
Foreing	Andina Empaques Argentina S.A.	Argentina	O-E	Banco Galicia y Bs.As.	Argentina	Argentine peso	At maturity	16.75%	16.75%	780,535	—	780,535	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Standard Bank	Argentina	Argentine peso	At maturity	15.50%	15.50%	—	—	—	913
Foreing	Rio de Janeiro Refrescos Ltda.	Brasil	O-E	VOTORANTIM	Brazil	Brazilian Real	Monthly	9.40%	9.40%	5,665	124,059	129,724	134,864
Foreing	Rio de Janeiro Refrescos Ltda.	Brasil	O-E	ITAÚ - Finame	Brazil	Brazilian Real	Monthly	6.63%	6.63%	647,556	1,521,946	2,169,502	941,997
Foreing	Rio de Janeiro Refrescos Ltda.	Brasil	O-E	Banco Santander	Brazil	Brazilian Real	Monthly	7.15%	7.15%	78,399	224,720	303,119	328,872
Foreing	Rio de Janeiro Refrescos Ltda.	Brasil	O-E	Banco Itaú	Brazil	Dollars	Monthly	2.992%	2.992%	4,098,038	3,747,626	7,845,664	525,091
Foreing	Operación Swap	Brasil	O-E	Banco Itaú	Brazil	Brazilian Real	Monthly	9.52%	9.12%	(4,197,057)	—	(4,197,057)	—
											Total	65.604.452	87.278.613

15.1.2  Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	at	at
Tax ID,	Name	Countr	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	09.30.2013	12.31.2012
										ThCh $	ThCh $	ThCh $	ThCh $	ThCh $

Foreing	Rio de Janeiro Refrescos Ltda.	Brasil	O-E	Banco Votorantim	Brazil	Brazilian Real	Monthly	9.40%	9.40%	97.960	—	—	97,960	202,358
Foreing	Rio de Janeiro Refrescos Ltda.	Brasil	O-E	Banco Itaú	Brazil	Brazilian Real	Monthly	6.63%	6.63%	8.503.889	1,242,091	—	9,745,980	4,069,577
Foreing	Rio de Janeiro Refrescos Ltda.	Brasil	O-E	Banco Santander Río	Brazil	Brazilian Real	Monthly	7.15%	7.15%	869.331	—	—	869,331	1,134,032
Foreing	Rio de Janeiro Refrescos Ltda.	Brasil	O-E	Banco Itaú	Brazil	Dollars	Monthly	2.992%	2.992%	20.490.191	8,196,076	—	28,686,267	34,056,374
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	14.80%	9.90%	1.930.721	—	—	1,930,721	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	512.569	—	—	512,569	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación Bicentenario (1)	Argentina	Argentine peso	Monthly	14.80%	9.90%	—	—	—	—	2,895,961
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.00%	15.00%	343.808	—	—	343,808	674,591
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	1.030.880	—	—	1,030,880	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.00%	15.00%	97.920	—	—	97,920	192,130
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine peso	Monthly	15.25%	15.25%	169.728	—	—	169,728	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	1.357.824	—	—	1,357,824	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Ciudad de Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	1.357.824			1,357,824	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	BBVA Banco Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	464.349	139,804	—	604,153	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santander Río	Argentina	Argentine peso	Quarterly	15.25%	15.25%	676.998	—	—	676,998	—
Foreing	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	492.306	154,179	—	646,485	—
96.705.990-0	Envases Central	Chile	97.080.000-K	Banco BICE	Chile	Unidad de Fomento	At maturity	4.29%	4.29%	479.139	—	—	479,139	568,735
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	5.76%	5.76%	330.000	—	—	330,000	660,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Pesos	At maturity	6.39%	6.39%	—	—	—	—	1,900,000
												Total	48,937,587	46,353,758

(1)               The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A. is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

15.2.1              Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	09.30.2013	12.31.2012	09.30.2013	12.31.2012	09.30.2013	12.31.2012
	ThCh$	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Bonds (face value)	11,841,414	4,728,582	236,353,166	127,169,976	248,194,580	131,898,558
Expenses of bond issuance and discounts on placement	(560,092)	(351,934)	(460,772)	(813,936)	(1,020,864)	(1,165,870)
Net balance presented in statement of financial position	11,281,322	4,376,648	235,892,394	126,356,040	247,173,716	130,732,688

15.2.2                       Current and non-current balances

The bonds correspond to Series A, B and C UF bonds issued on the Chilean market. These instruments are further described below :

							Date
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization	Par value
identification number	Series	amount	adjustment	rate	maturity	payment	of capital	09.30.2013	12.31.2012
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 640, 8/23/2010	A	1,000,000	UF	3.0%	08.15.2017	Semi- annually	02.15.2014	5,858,709	255,057
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5%	06.01.2026	Semi- annually	12.01.2013	5,276,425	3,964,645
SVS Registration No, 641, 8/23/2010	C	1,500,000	UF	4.0%	08.15.2031	Semi- annually	02.15.2021	171,486	508,880
SVS Registration No, 759, 8/20/2013	C	1,000,000	UF	3.5%	08.16.2020	Semi- annually	02.16.2017	100,152	—
SVS Registration No, 760, 8/20/2013	D	4,000,000	UF	3.8%	08.16.2034	Semi- annually	02.16.2032	434,642	—
Total current portion								11,841,414	4,728,582

Bonds non-current portion
SVS Registration No, 640, 8/23/2010	A	1,000,000	UF	3.0%	08.15.2017	Semi- annually	02.15.2014	17,318,272	22,840,750
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5%	06.01.2026	Semi- annually	12.01.2013	68,943,198	70,068,101
SVS Registration No, 641, 8/23/2010	C	1,500,000	UF	4.0%	08.15.2031	Semi- annually	02.15.2021	34,636,545	34,261,125
SVS Registration No, 759, 8/20/2013	C	1,000,000	UF	3.5%	08.16.2020	Semi- annually	02.16.2017	23,091,030	—
SVS Registration No, 760, 8/20/2013	D	4,000,000	UF	3.8%	08.16.2034	Semi- annually	02.16.2032	92,364,121	—
Total non-current portion								236,353,166	127,169,976

Accrued interest included in the current portion of bonds totaled ThCh$ 2,341,960 and ThCh$1,156,542 at September 30, 2013 and December 31, 2012, respectively

15.2.3                       Non-current maturities

							Total
		Year of maturity					non-current
	Series	2014	2015	2016	2017	Después	09.30.2013
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 640, 8/23/2010	A	—	5,772,758	5,772,758	5,772,756	—	17,318,272
SVS Registration 254, 6/13/2001	B	1,953,225	4,095,895	4,362,127	4,645,664	53,886,287	68,943,198
SVS Registration 641,08/23/2010	C	—	—	—	—	34,636,545	34,636,545
SVS Registration 759, 8/20/2013	C	—	—	—	5,772,758	17,318,272	23,091,030
SVS Registration 760,08/20/2013	D	—	—	—	—	92,364,121	92,364,121
Total		1,953,225	9,868,653	10,134,885	16,191,178	198,205,225	236,353,166

15.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at September 30, 2013

AA +	:	Rating assigned by ICR Compañía Clasificadora de Riesgo Ltda.
AA +	:	Rating assigned by Feller & Rate

15.2.5                       Restrictions

The following restrictions apply to the issuance and placement of the Company’s Series B bonds on the Chilean market in 2001, as well as Series A and C bonds issued in 2010, as well as the C and D Series 2013.for a total of UF 11,200,000. Of that amount, UF 10,647,105 is outstanding:

•                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated equity. As defined in the debt agreements, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total equity plus non-controlling interests will be considered consolidated equity.

As of September 30, 2013 the amounts included in this restriction are the following:	ThCh$
Other current financial liabilities	91,710,752
Other non-current financial liabilities	286,207,834
Total consolidated outstanding liabilities	866,530,359

Based on these figures Consolidated Assets free from pledges, mortgages and other taxes are equal to 0.44 times of non consolidated outstanding liabilities

•                                Embotelladora Andina S.A. must maintain a net financial indebtedness that does not exceed 1.5 times in its quarterly financial statements, measured against its consolidated financial statements.  For these effects, financial indebtedness level shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling shareholders plus non controlling interest). On the other hand, net financial debt is the difference between financial debt and cash balance of the issuer.

As of September 30, 2013 the amounts included in this restriction are as follows:	ThCh$
Cash and cash equivalents	89,834,543
Other current financial liabilities	91,710,752
Other non-current financial liabilities	286,207,834
Total Consolidated Equity	866,530,359

Based on these figures, the level of indebtedness amounts to 0.33 times of consolidated equity.

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times of the consolidated unsecured current liabilities of the issuer.

As of September 30, 2013 values of the items included in this restriction are	ThCh$
Consolidated Assets free of pledges, mortgages or other encumbrances	1,609,071,357
Non-guaranteed Consolidated Liabilities	777,484,362

Based on these figures, the consolidated assets free of liens, mortgages or other charges equivalent to 2.07 times of the unsecured consolidated liabilities.

•                                Must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•                                The territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

•                                Not invest in instruments issued by related parties, nor engage in other activities with these parties that are not related to their general purpose, in conditions that are less favorable to the Issuer than those existing in the market.

•                                Maintain in quarterly financial statement, a Net Financial Hedging higher than 3 must be maintained.  Net Financial Hedging shall be the ratio between EBITDA of the issuer for the last 12 months and the net financial expenses (financial income less financial expenses) of the issuer for the last 12 months. However, this restriction will be deemed to be not in compliance when such net financial hedging level is lower than the level of the two previous consecutive quarters.

As of September 30, 2013, the values of the items included in these restrictions are as follows:	ThCh$
(+) Ebitda consolidated between January 1 and September 30, 2013	163,783,598
(+) Ebitda consolidated between January 1 and December 31, 2012	207,988,797
(-) Ebitda consolidated between January 1 and September 30, 2012	125,775,508
Ebitda consolidated 12 months (between October 1, 2012 and September 30, 2013)	245,996,887

(+) Finance income consolidated between January 1 and September 30, 2013	2,400,797
(+)Finance income consolidated between January 1 and December 31, 2012	2,728,059
(-)Finance income consolidated between January 1 and September 30, 2012	2,022,563
Finance income consolidated 12 months (between October 1, 2012 and September 30, 2013)	3,106,293

(+)Finance costs consolidated between January 1 and September 30, 2013	16,491,868
(+)Finance costs consolidated between January 1 and December 31, 2012	11,172,753
(-)Finance costs consolidated between January 1 and September 30, 2012	6,653,343
Finance costs consolidated 12 months (between October 1, 2012 and September 30, 2013)	21,011,278

Based on these figures, the level of net financial coverage (EBITDA / (Finance costs - Interest income)) totals 13.74 times

The Company was in compliance with all financial covenants at September 30, 2013 and December 31, 2012

15.2.6                       Repurchased bond

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On September 30, 2013 these titles are entirely belong to Andina and as of December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been carried to other comprehensive income.

15.3.1                       Forward contract obligations

Please see details in Note 20.

15.4.1     Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortización	Effective	Nominal	Up to	90 days	at	at
Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 días	1 año	09.30.2013	12.31.2012
									ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	10.21%	10.22%	39,251	186,396	225,647	255,122
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian Real	Monthly	9.65%	9.47%	2,255	11,547	13,802	45,493
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	16,733	40,174	56,907	46,081

										Total	296,356	346,696

15.4.2  Non-current liabilities for leasing agreements

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 years to up	3 years to up	More than de	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	3 years	5 years	5 years	09.30.2013	12.31.2012
										ThCh$	ThCh $	ThCh $	ThCh $	ThCh $

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	10.21%	10.22%	832,482	—	—	832,482	599,593
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian Real	Monthly	9.65%	9.47%	54,281	—	—	54,281	63,561
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	202,030	289,060	—	491,090	507,243

												Total	1,377,853	1,170,397

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

c)                  Trade and other current accounts payable are detailed as follows:

Item	09.30.2013	12.31.2012
	ThCh$	ThCh$

Trade accounts payable	141,290,548	159,211,448
Withholdings	26,908,041	23,529,819
Others	724,497	1,576,506
Total	168,923,086	184,317,773

d)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding the renewal option of the agreements. No restrictions exist regarding the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

09.30.2013
ThCh$

Maturity within one year	1,039,958
Maturity between one year and five years	1,295,039
Total	2,334,997

Total expenses related to operating leases maintained by the Company as of September 30, 2013 and 2012 amounted to ThCh$4,198,439 and ThCh$5,661,057, respectively.

NOTA 17 —  CURRENT AND NON-CURRENT PROVISIONS

17.1                                 Balances

The balances of provisions recorded by the Company at September 30, 2013 and  December 31, 2012 are detailed as follows:

Description	09.30.2013	12.31.2012
	ThCh$	ThCh$

Litigation (1)	6,811,908	6,821,165
Others	—	195,103
Total	6,811,908	7,016,268

Current	191,366	593,457
Non-current	6,620,542	6,422,811
Total	6,811,908	7,016,268

(1)             These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2                                 Movements

Movement of provisions is detailed as follows:

	09.30.2013			12.31.2012
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh $	ThCh $	ThCh $	ThCh $
Opening Balance	6,821,165	195,103	7,016,268	7,970,835	—	7,970,835

Increase due to merger	—	—	—	325,174	136,826	462,000
Additional provisions	—	—	—	65,745	62,372	128,117
Increase (decrease) in existing provisions	955,505	(195,103)	760,402	851,150	—	851,150
Payments	(710,211)	—	(710,211)	(1,168,725)	—	(1,168,725)
Increase (decrease) due to foreign exchange differences	(254,551)	—	(254,551)	(1,223,014)	(4,095)	(1,227,109)
Ending Balance	6,811,908	—	6,811,908	6,821,165	195,103	7,016,268

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	09.30.2013	12.31.2012
	ThCh$	ThCh$

Dividend payable	51,231,239	99,427
Employee remuneration payable	6,881,804	8,240,460
Accrued vacations	11,472,107	11,392,231
Other	1,233,060	813,034
Total	70,818,210	20,545,152

Current	70,444,313	20,369,549
Non-current	373,897	175,603
Total	70,818,210	20,545,152

NOTE 19 —   EQUITY

As a result of the merger agreement with Embotelladoras Coca-Cola Polar S.A described in note 1b), during 2012, 93,152,097 Series A shares and 93,152,097 Series B shares were issued and exchanged for 100% of the outstanding shares of Embotelladoras Coca-Cola Polar S.A.  The value in legal terms of this new issuance amounted to ThCh$39,867,121.

19.1                                 Share capital

On August 21, 2013 saw the decline of paid capital as of right for not having alienated third 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, to shareholders exercised their right to retire when it was merged with Embotelladoras  Coca-Cola Polar S.A, thus passing the capital paid a total of ThCh $ 270,759,299 to a total of M ThCh$ 270,737,574.

The paid-in capital of the Company totaled ThCh$270,759,299 as of September 30, 2013, The distribution and classification of these is detailed as follows:

19.1.1                       Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303

19.1.2              Capital:

Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

19.1.3                       Rights of each series:

•                                                   Series A : Elect 12 of the 14 directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors:

19.2   Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April 2013 Annual Shareholders Meeting, the shareholders authorised to pay out of the 2012 earnings into 2 additional dividend payments with one being in May and the other being in the second half of 2013.

Regarding Circular Letter N°1945 of the Chilean Superintendence of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$4,678,368 have been realized at September 30, 2013 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 09.30.2013	Amount of accumulated earnings at 09.30.2013
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,334,086)	10,204,037
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	(1,481,482)	4,912,036
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(428,539)	501,021
Deferred taxes complementary accounts	Amortization	(1,414,383)	743,455	(670,928)
Total		19,260,703	(4,314,537)	14,946,166

The dividends declared and paid during 2013 and 2012 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2012	January	Interim	2011	8.50	9.35
2012	May	Final	2011	10.97	12.067
2012	May	Additional	Retained Earnings	24.30	26.73
2012	October	Interim	2012	12.24	13.46
2012	December	Interim	2012	24.48	26.93
2013	May	Additional	2012	12.30	13.53
2013	June	Interim	2013	12.30	13.53
2013	November	Additional (1)	2013	47.00	51.70

(1)         At September 30, 2013 this dividend is outstanding and, as agreed by the Board October 2013, will be available to shareholders starting on November 15, 2013

19.3                                 Reserves

The balance of other reserves include the following:

Description	09.30.2013	12.31.2012
	ThCh$	ThCh$

Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(72,369,023)	(63,555,545)
Cash Flow Hedging Reserve	1,095,453	—
Legal and statutory reserves	5,435,538	5,435,538
Total	355,863,488	363,581,513

19.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of  Embotelladora Andina S.A. used to acquire Embotelladoras Coca-Cola Polar S.A.

19.3.2                       Cash Flow Hedging Reserve

They arise from the fair value valuation of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period.

19.3.3              Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

19.3.4                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed as follows:

Description	09.30.2013	12.31.2012
	ThCh$	ThCh$

Brazil	(32,361,032)	(26,905,052)
Argentina	(39,320,642)	(29,448,998)
Paraguay	8,295,646	24,248
Exchange rate differences in related companies	(8,982,995)	(7,225,743)
Total	(72,369,023)	(63,555,545)

The movement of this reserve for the fiscal periods ended September 30, 2013 and December 31, 2012 respectively is detailed as follows:

Description	09.30.2013	12.31.2012
	ThCh$	ThCh$

Brazil	(5,455,980)	(25,630,195)
Argentina	(9,871,644)	(10,376,803)
Paraguay	8,271,398	24,248
Exchange rate differences in related companies	(1,757,252)	(5,112,916)
Total	(8,813,478)	(41,095,666)

19.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at September 30, 2013 are as follows:

	Non-controlling Interests
	Percentage	Shareholders
Description	%	Equity	Income
		ThCh$	ThCh$

Embotelladora del Atlántico S.A.	0.0171	12,576	1,113
Andina Empaques Argentina S.A.	0.0209	1,782	286
Paraguay Refrescos S.A.	2.1697	4,894,908	138,503
Inversiones Los Andes Ltda.	0.0001	49	(2)
Transportes Polar S.A.	0.0001	1	—
Vital S.A.	35.0000	9,183,277	318,450
Vital Aguas S.A.	33.5000	1,854,216	21,625
Envases Central S.A.	40.7300	4,530,113	225,466
Andina Inversiones Societarias S.A.	0.0001	36	1
Total		20,476,958	705,442

19.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	09.30.2013
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	26,222,206	28,843,325	55,065,531
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in pesos)	55.40	60.94	58.17

	09.30.2012
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	23.315.629	25.647.192	48.962.821
Average weighted number of shares	380.137.271	380.137.271	760.274.542
Earnings per basic and diluted share (in pesos	61.34	67.46	64.40

NOTA 20 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative liabilities at September 30, 2013 and December 31, 2012:

20.1                Currency forwards of items recognized for accounting purposes:

As of September 30, 2013, the Company maintained contracts to ensure bank liabilities in Brazil denominated in dollars for an amount of MUS$71,429 to convert them to Brazilian Reais at a different interest rate. The valuation of these contracts was recorded at their fair values, yielding an amount receivable on September 30, 2013 of ThCh$4,197,057 which is presented by deducting the current financial obligations. In addition, excess value of ThCh$1,095,453, generated in the derivative contract have been recognized within other equity reserves of the controller as of September 30, 2013.

20.2                Currency forwards for highly probable expected transactions:

In 2011, 2012 and 2013, the Company made agreements to hedge the exchange rate in the purchases of raw materials for the years 2012 and 2013. The outstanding agreements totaled ThUS$40,500 (ThUS$140,000 at December 31, 2012). Those agreements were recorded at fair value, resulting in a net loss of ThCh$392,273 for the year ended at September 30, 2013 (net loss of ThCh$462,002 at September 30, 2012), and liabilities for derivative contracts of ThCh$516,167 were recognized at September 30, 2013 (and liabilities ThCh$394,652 at December 31, 2012). Since these agreements did not meet the documentation requirements of IFRS to be considered hedge accounting, they were accounted for as investment contracts and the effects are recorded directly in the income statement.

Fair value hierarchy

The Company had a total assets related to its foreign exchange forward contracts of ThCh$516,167 and liabilities to ThCh$394,652 at September 30, 2013 and December 31, 2012, respectively, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 : quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3: Inputs for assets and liabilities that are not based on observable market data.

During the period ended  september 30, 2013 and December 31,  2012, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at september, 30 2013
	Quoted prices in active markets
	for identical	Observable	Unobservable
	Assets	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Assets:
Current assets
Other current financial assets	—	516,167	—	516,167
Total liabilities	—	516,167	—	516,167

	Fair Value Measurements at December , 31 2012
	Quoted prices in active market
	for identical	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities
Current financial liabilities	—	394,652	—	394,652
Total liabilities	—	394,652	—	394,652

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                        Lawsuits and other legal actions:

The Parent Company and its Subsidiaries are subject to litigation or potential litigation, in and out of court, that may result in material or significant losses or gains, in the opinion of the Company’s legal counsel, detailed as follows:

1)  Embotelladora del Atlántico S.A. is a party to labor and other lawsuits. Accounting provisions have been made for the contingent liabilities as a result of these lawsuits, totaling ThCh$1,674,323. Management considers it is unlikely that the non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. The Company also hasThCh$ 1,083,683 in deposits to guarantee judicial duties.

2)  Rio de Janeiro Refrescos Ltda. is involved in current lawsuits and probable lawsuits regarding labor, tax and other matters. Accounting provisions to cover contingent liabilities have been made, totaling ThCh$4,946,291. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, based on the opinion of its legal counsel. As it is required in Brazil, the Company has been required by the tax authorities to guarantee contingencies in the amounts of ThCh$17,537,735 at  September 30, 2013 and ThCh$18,002,490 at December 31, 2012

3)  Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. Accounting provisions to cover contingent liabilities due to these lawsuits have been made, totaling ThCh$191,366. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of September 30, 2013 and December 31, 2012 are detailed as follows:

Guarantees that involve assets included in the financial statements:

	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	09.30.2013	09.30.2013	12.31.2012	2013	2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Proveedores Varios	Embotelladora Andina S.A.	Parent Company	Cash	Other debtors	21.172	21.172	—	—	21.172
Bodega San Francisco	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	6.788	6.788	—	—	6.788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	1.140	1.140	—	—	1.140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	3.416	3.416	—	—	3.416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	3.508	3.508	—	—	3.508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash	Cash and cash equivalents	3.216	3.216	—	—	3.216
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash	Cash and cash equivalents	1.000	1.000	—	1.000	—
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	17.537.735	17.537.735	17.045.911	—	17.537.735
Diversos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment, net	Property, plant and equipment	15.554.926	15.554.926	16.051.409	—	15.554.926
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	1.741	1.741	1.741	—	1.741
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	2.611	2.611	2.611	—	2.611
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	11.249	11.249	11.249	—	11.249
Municipalidad San Martín Mza	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	31.334	31.334	31.334	—	31.334
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	1.867	1.867	1.867	—	1.867
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	31	31	31	—	31
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	473.149	473.149	—	—	473.149
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	3.701	3.701	—	—	3.701
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	10.828	10.828	—	—	10.828
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	1.201.674	1.201.674	—	—	1.201.674
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other financial assets	48.482	48.482	—	—	—
Locadores Varios	Embotelladora del Atlántico S.A.	Subsidiary	Rent deposit guarantees	Other financial assets	11.623	11.623	—	—	—
Aduana de Ezeiza	Embotelladora Andina S.A.	Subsidiary	Machinery import	Other financial assets	12.173	12.173	—	—	—
					34.943.364

Guarantees that not- involve assets included in the financial statements:

	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	09.30.2013	09.30.2013	12.31.2012	2013	2014
					ThCh$	ThCh $	ThCh $	ThCh $	ThCh $
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	302.520	—	—	302.520
Central de Restaurantes Aramark Ltda.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	243.515	—	—	243.515
Thermo Electron Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	101.708	—	101.708	—
Inmobiliaria Vistamar SpA	Vital Aguas S.A.	Subsidiary	Time deposit - Endorsable	Promissory note payable at sight	—	28.000	—	—	—
Inmobiliaria Vistamar SpA	Vital Aguas S.A.	Subsidiary	Time deposit - Endorsable	Promissory note payable at sight	—	28.000	—	—	—
Processes workers	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	—	561,501	579,423	—	561,501

NOTE 22 — FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, fair value interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest rate risk

As of September 30, 2013, the Company carried all of its debts at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Notwithstanding the above, the Company’s most significant indebtedness comes from the issuance of Bonds that are denominated in Unidades de Fomento (which is indexed to the inflation in Chile) If the inflation in Chile had reached 2% for the period January 01 to September 30, 2013 (instead of 1.1%), the Company’s results would have been decreased by ThCh$2,437,172.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it operates, details of which are as follows:

Chilean Peso	Brazilean Real	Argentine Peso	Paraguayan Guarani
32%	31%	29%	8%

Since the Company’s income is not tied to the US dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency (if US dollar liabilities exist).

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in US dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage at of raw material purchases that are indexed to the US dollar, if the currencies were to devalue by 5% in the four countries where the Company operates, and considering other factors remain constant, it would generate a cumulative decrease in income at September 30, 2013 of ThCh$4,480,585. Currently, the Company holds derivative contracts to cover this effect in Chile and Argentina, which do not qualify for hedge accounting according to IAS 39.

The exposure  to foreign currency exchange conversion differences of subsidiaries abroad (Brazil, Argentina and Paraguay), due to the differences between monetary assets and liabilities (that is, those denominated in a local currency and consequently exposed to foreign currency translation risk from translation of their functional currency to the presentation currency of the consolidated statements) is hedged only when it is predicted that material adverse differences could occur and when the costs associated with such hedging is deemed reasonable by  management. Currently, the Company does not have any of such hedge agreements.

In the period January to September 2013, the Brazilian real and the Argentine peso presented an average devaluation of 3.9% and 4.3%, respectively, with regard to the reporting currency. In the same period in 2013, the Paraguayan Guaraní has presented a 4.7% appreciation with respect to the reporting currency.

Currently in Argentina, there are foreign exchange restrictions and there is a parallel currency market with an exchange rate which is higher than the official rate. If the Argentine peso were to devalue by an additional 25% with respect to the Chilean peso, the effects upon translation would amount to a higher loss of ThCh$ 1,744,839. On the other hand, at equity level, this would result in a decrease in equity of ThCh$13,724,516.

If the Brazilian real devalued by at least 1.1% with respect to the Chilean peso, the effect upon translation would amount to a higher gain of thCh$332,548.  On the other hand, at equity level, this would result in a smaller decrease in equity of ThCh$1,612,288.

If the Paraguayan Guaraní would have appreciated by an additional 3.1% with respect to the  Chilean peso,  the effect upon translation would amount to a greater profit of ThCh$247,772.  On the other hand, at the equity level, this greater appreciation would result in a higher equity increase of ThCh$7,682,344.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the year ended September 30, 2013 of approximately ThCh$8,173,520.  To minimize and/or stabilize such risk, anticipated purchase and supply agreements are frequently obtained when market conditions are favorable. Derivative instruments for commodities have also been used.

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover  the investments necessary for  the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of  September 30, 2013:

	Year of maturity
Item	2013	2014	2015	2016	2017 and more
	ThCh$	ThCh$	ThCh $	ThCh $	ThCh $
Bank debt	29,644,219	46,376,464	19,129,429	16,394,885	12,043,524
Bonds payable	4,158,607	20,384,837	20,212,939	16,982,757	308,427,604
Operating lease obligations	2,346,091	3,568,424	1,349,583	847,018	641,417
Purchase obligations	80,616,886	107,558,256	65,587,658	29,871,577	122,321,757
Total	116,765,803	177,887,981	106,279,609	64,096,237	443,434,302

NOTA 23 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2013	01.01.2012	07.01.2013	07.01.2012
Description	09.30.2013	09.30.2012	09.30.2013	09.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	3,692,030	348,112	2,371,772	114,214
Adjustment of judicial deposit (Brazil)	425,040	611,549	170,703	148,948
Gain on sale of investments SAAB	434,580	—	—	—
Leao Junior	7,068,820	—	7,068,820	—
Other	68,591	94,938	50,239	19,778
Total	11,689,061	1,054,599	9,661,534	282,940

NOTE 24 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2013	01.01.2012	07.01.2013	07.01.2012
Description	09.30.2013	09.30.2012	09.30.2013	09.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Tax on bank debits	4,479,344	2,986,064	1,588,114	872,612
Loss on sale of interest in Leao Jr (Brazil)	1,585,707	—	2	—
Write-off of property, plant and equipment	5,799,801	982,125	3,438,705	717,516
Restructuring distribution Project (Chile)	1,455,703	—	225,507	—
Taxes prior periods	3,344,873	—	3,344,873	—
Provisions	2,035,934	1,356,175	1,133,759	504,646
Professional service fees	1,231,958	497,105	1,083,510	186,851
Loss on sale of property, plant and equipment	229,218	933,268	108,659	319,362
Merger Andina-Polar (see note 13.2)	193,639	1,820,618	5,463	179,320
Other	1,651,403	1,090,461	737,425	596,979
Total	22,007,580	9,665,816	11,666,017	3,377,286

NOTE 25 —  FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows:

c)              Finance income

	01.01.2013	01.01.2012	07.01.2013	07.01.2012
Description	09.30.2013	09.30.2012	09.30.2013	09.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	2,243,010	1,825,215	1,109,699	548,857
Other interest income	157,787	197,348	42,485	18,143
Total	2,400,797	2,022,563	1,152,184	567,000

a)             Finance costs

	01.01.2013	01.01.2012	07.01.2013	07.01.2012
Description	09.30.2013	09.30.2012	09.30.2013	09 .30.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	5,723,401	3,800,749	2,646,612	1,253,673
Bank loan interest	8,287,212	2,397,699	2,310,220	1,293,658
Other interest costs	2,481,255	454,895	1,448,788	58,019
Total	16,491,868	6,653,343	6,405,620	2,605,350

NOTE 26 —  OTHER INCOME AND EXPENSES

Other gains and losses are detailed as follows:

	01.01.2013	01.01.2012	07.01.2013	07.01.2012
Description	09.30.2013	09.30.2012	09.30.2013	09.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Restructuring of operations (new Renca plant)	—	(750,874)	—	(350,421)
Gains on derivative transactions	392,273	(462,002)	(472,880)	(1,107,780)
Mulct and penalties	(13,299)	—	—	—
Other income and expenses	(641,995)	(7,429)	(171,129)	(3,096)
Total	(263,021)	(1,220,305)	(644,009)	(1,461,297)

NOTE 27 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$2,298,781 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Period ended September 30, 2013		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	534,256	239,459	549,493	502,916
Argentina	784,538	13,292	261,757	1,622,730
Brazil	433,174	257,068	531,521	1,164,040
Paraguay	29,993	7,001	—	3,847
Total	1,781,961	516,820	1,342,771	3,293,533

NOTE 28 -  Auditors´ fees

Details of the fees paid to the external auditors are as follows:

	01.01.2013	01.01.2012	07.01.2013	07.01.2012
Description	09.30.2013	09.30.2012	09.30.2013	09.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	282,486	338,733	184,548	336,603
Remuneration of the Auditor for tax services	36,151	36,514	22,561	25,833
Remuneration of the Auditor for other services	18,043	130,207	11,494	130,207
Total	336,680	505,454	218,603	492,643

NOTE 29 —  SUBSEQUENT EVENTS

1.         On October 1, 2013, the Company issued and placed bonds in international markets under Rule 144A and Regulation S of the Securities Act of the United States of America, for an amount of U.S. $ 575 million, a rate of 5% per annum, payable in 2023.

In accordance with applicable law, these securities are not subject to registration with the Securities and Exchange Commission of the United States of America, considering that no public offer of the same in Chile have made, either be registered with the Superintendency Securities and Insurance

2.         On October 11th, 2013, Rio de Janeiro Refrescos Ltda., closed the acquisition of 100% of the capital stock of Companhia de Bebidas Ipiranga in an all-cash transaction. This acquisition was previously arranged between the parties through an agreement signed on July 10th, 2013. The final price paid amounted R$1,155,445,998

Except as provided above, between September 30, 2013 and the date of issuance of this report there are no other subsequent events significantly affecting the presentation of these financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, March 6th, 2014